北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

24th September, 2004.

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549.
U.S.A.

Re: Beijing Enterprises Holdings Limited – Information Furnished Pursuant to Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File No.82-5242)

Dear Sirs:

On behalf of Beijing Enterprises Holdings Limited, enclosed are copies of following documents to be furnished to the Securities and Exchange Commission (the "commission") pursuant to subparagraph (1) (iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"):-

Date	Nature of Documents
24th September 2004	Connected Transaction;
7th September 2004	2004 interim result report;
2nd July 2004	Appointment of Directors;
8th June 2004	Connected Transaction;
19th May 2004	Announcement;
29th April 2004	Announcement of change of directors;
29th April 2004	Notice of Annual General Meeting;
29th April 2004	Announcement;

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise

subject to liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Mr. Thomas Tsang at (852) 2105 6330

Very truly yours,

Thomas Tsang

(enclosures)

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)
Stock Code: 392

CONNECTED TRANSACTIONS

The Company announces that Beijing Yanjing and Jiangxi Yanjing have entered into the Equity Transfer Agreement with Jiangxi Gannan for the acquisition of 39.59% equity interest in Ganzhou Yanjing in a consideration of RMB 34,840,314 (approximately HK$32,827,960) and further that Beijing Yanjing has acquired 27.56% equity interest in Baotou Yanjing from Baotou SOAC in a consideration of RMB40,328,000 (approximately HK$37,998,681).

As Jiangxi Gannan and Baotou SOAC are the substantial shareholders of Ganzhou Yanjing and Baotou Yanjing respectively, the two acquisitions constitute connected transaction of the Company under Chapter 14A of Listing Rules and are subject to the reporting and announcement requirement under rules 14A.45 and 14A.47.

(1) EQUITY TRANSFER AGREEMENT, DATED 23RD SEPTEMBER 2004 (THE "GANZHOU AGREEMENT")

Parties:

(1) The Vendor : Jiangxi Gannan, a substantial shareholder of Ganzhou Yanjing;

(2) The Purchaser : Beijing Yanjing and Jiangxi Yanjing.

The Equity Interest Transferred:

Beijing Yanjing and Jiangxi Yanjing agree to acquire the respective 22.55% and 17.04% equity interest in Ganzhou Yanjing from Jiangxi Gannan. The net profits before tax and extraordinary items attributable to 39.59% equity interest in Ganzhou Yanjing for years 2002 and 2003 are RMB1,143,000 (approximately HK$1,076,981) and RMB1,373,000 (approximately HK$1,293,696) respectively while the net profit after tax and extraordinary items for such equity interest in the same years are RMB1,112,000 (approximately HK$1,047,772) and RMB951,000 (approximately HK$896,071) respectively.

The total asset value and net tangible asset value of Ganzhou Yanjing as at 30th June 2004 are RMB116,962,000 (approximately HK$110,206,351) and RMB87,500,000 (approximately HK$82,446,057) respectively. The Company has fully consolidated its equity interest in Ganzhou Yanjing into its account.

Ganzhou Yanjing has been owned as to 39.59% by Jiangxi Gannan and 60.41% by Beijing Yanjing since its establishment in 2000. Upon completion of acquisition, Beijing Yanjing and Jiangxi Yanjing will respectively hold 82.96% and 17.04% equity interest in Ganzhou Yanjing.

Condition

The Ganzhou Agreement is conditional upon obtaining all governmental approvals and authorisation relating to the equity interest transfer. There is no long-stop date on which such approvals have to be obtained.

Consideration

The consideration in the sum of RMB34,840,314 (approximately HK$32,827,960) has been arrived at after arm's length negotiation between the parties hereto and determined on the basis of the audited net asset value attributable to 39.59% equity interest of Ganzhou Yanjing of RMB37,359,000 (approximately HK$35,201,168) as at 31st December 2003.

The consideration is contributed as to RMB15,000,000 (approximately HK$14,133,610) by Jiangxi Yanjing and RMB19,840,314 (approximately HK$18,694,350) by Beijing Yanjing. Beijing Yanjing and Jiangxi Yanjing will pay their respective amounts of consideration by cash upon the satisfaction of the condition. The consideration is funded by internal resources of Beijing Yanjing and Jiangxi Yanjing respectively.

(2) EQUITY TRANSFER AGREEMENT, DATED 23RD SEPTEMBER, 2004 (THE "BAOTOU AGREEMENT")

Parties:

(1)	The Vendor	:	Baotou SOAC, a substantial shareholder of the Baotou Yanjing;
(2)	The Purchaser	:	Beijing Yanijing;

The Equity Interest Transferred

Beijing Yanjing agrees to acquire from Baotou SOAC 27.56% equity interest in Baotou Yanjing. The net profits before tax and extraordinary items attributable to 27.56% equity interest in Baotou Yanjing for years 2002 and 2003 are RMB2,772,000 (approximately HK$2,611,891) and RMB2,458,000 (approximately HK$2,316,028) respectively while the net profit after tax and extraordinary items for such equity interest in the same years are RMB1,858,000 (approximately HK$1,750,683) and RMB1,920,000 (approximately HK$1,809,102) respectively.

The total asset value and net tangible asset value of Baotou Yanjing as at 30th June 2004 are RMB201,994,000 (approximately HK$190,326,958) and RMB145,437,000 (approximately HK$137,036,653) respectively. The Company has fully consolidated its equity interest in Baotou Yanjing into its account.

Baotou Yanjing has been respectively owned as to 51.57% by Beijing Yanjing, 37.15% by Baotou SOAC, 10.74% by the employees of Baotou Yanjing and 0.54% by public shareholders since 2000. Upon completion of acquisition, Beijing Yanjing and Baotou SOAC respectively hold 79.13% and 9.59% equity interest of Baotou Yanjing. The ownership of 11.28% equity interest thereof remains unchanged.

Condition

The Baotou Agreement is conditional upon obtaining all governmental approvals and authorization in respect of acquisition, but in any event the acquisition shall complete within one calendar month from the date of the Baotou Agreement.

Consideration

The consideration is RMB40,328,000 (approximately HK$37,998,681) payable by 2 installments. The 1st installment of HK$20,164,000 (approximately HK$18,999,340) shall be paid by Beijing Yanjing within 10 business days upon signing the Baotou Agreement and the balance of the consideration shall be payable upon satisfaction of the condition.

The consideration has been arrived at after arm's length negotiations between the parties hereto and determined on the basis of net asset value attributable to 27.56% equity interest in Baotou Yanjing of RMB40,082,000 (approximately HK$37,766,890) as at 30th June 2004 and the consideration is funded by internal resources of the Beijing Yanjing.

INFORMATION ON GANZHOU YANJING AND BAOTOU YANJING

Ganzhou Yanjing is a joint-stock limited company established in the PRC in 2000 with registered capital of RMB86.88 million and production capacity of 80,000 tons. It is principally engaged in production and distribution of beer and alcoholic beverages with its own plant and facilities. Baotou Yanjing is a joint-stock limited company established in 2000 in the PRC with registered capital of RMB128.5 million and production capacity of 100,000 tons. It is principally engaged in production and distribution of beer and alcoholic beverages with its own plant and facilities in northwest region of the PRC.

REASONS FOR THE ACQUISITIONS

Beijing Yanjing has continued its expansion strategies by acquiring the controlling stakes of regional beer producers with the purpose of becoming one of the dominant leaders in beer production market in the PRC. The acquisition of equity interest in both Ganzhou Yanjing and Baotou Yanjing will certainly increase its share in the beer market and expand its network of distribution of beer in the PRC.

In view of above mentioned, the directors (including an independent non-executive directors) of the Company consider that the two acquisitions are on normal commercial terms and the terms are fair, reasonable and in the interest of the Company and its shareholders as a whole.

GENERAL

As the Jiangxi Gannan, a joint-stock company established in 1997 engaging in production and distribution of fruit juice and beverages, is a substantial shareholder of Ganzhou Yanjing, a subsidiary of the Company and the Baotou SOAC, a governmental body established for managing the state owned assets, is a substantial shareholder of Baotou Yanijing, a subsidiary of the Company, the two acquisitions constitute connected transaction under the Listing Rules. There is no relationship between Jiangxi Gannan and Baotou SOAC. As each of the relevant percentages ratio as defined in Rule 14A.10 of the Listing Rules is less than 2.5%, each of the two acquisitions is therefore only subject to the reporting and announcement requirement set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders approval requirement under the Listing Rules.

The Company is engaged in four areas of business: Consumer Goods, Infrastructure, Services and Technology.

As at the date hereof, the executive directors of the Company are Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Guo Ying Ming; Liu Kai; Bao Zong Ye; Zheng Wan He; Li Man; Li Zhong Gen; Guo Pu Jin. The independent non-executive directors are Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen.

DEFINITIONS

"Baotou SOAC"	包頭市國有資產監督管理委員會(Baotou State-Owned-Asset Supervision Management Commission), a substantial shareholder of Baotou Yanijng.
"Baotou Yanjing"	燕京啤酒(包頭雪鹿)股份有限公司(Baotou Yanjing Brewery Company Limited), a company incorporated in the PRC, a 51.57% owned subsidiary of the Company.
"Beijing Yanjing"	Beijing Yanjing Brewery Company Limited, a company incorporated in the PRC, a 63.32% owned subsidiary of the Company.

"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong and its shares are listed on the Stock Exchange of Hong Kong.
"Ganzhou Yanjing"	燕京啤酒(贛州)有限責任公司(Yanjing Brewery (Ganzhou) Company Limited), a company incorporated in the PRC, a 60.41% owned subsidiary of the Company.
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.
"Jiangxi Gannan"	江西贛南果業股份有限公司(Jiangxi Gannan Fruit Company Limited), a substantial shareholder of Ganzhou Yanjing.
"Jiangxi Yanjing"	江西燕京啤酒有限責任公司(Jiangxi Yanjing Brewery Company Limited), a company incorporated in the PRC, a subsidiary of the Company.
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.
"PRC"	The People's Republic of China.
"RMB"	the lawful currency of the PRC.
"Substantial Shareholder"	has the meaning ascribed in the Listing Rules.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 23rd September, 2004

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.0613

Please also refer to the published version of this announcement in Standard.

2004 Interim Report

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

CONTENTS

CORPORATE INFORMATION

GENERAL INFORMATION:

Registered Office

34/F, West Tower, Shun Tak Centre,
200 Connaught Road Central,
Hong Kong
Tel: (852) 2915 2898
Fax: (852) 2857 5084

Website

http://www.behl.com.hk

Stock Code

392

Company Secretary

Mr. Tam Chun Fai *CFA AHKSA*

Share Registrars

Tengis Limited
G/F, BEA Harbour View Centre,
56 Gloucester Road,
Wanchai, Hong Kong

DIRECTORS:

Executive Directors

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and President)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Guo Ying Ming
Mr. Liu Kai *(Vice President)*
Mr. Bao Zhong Ye
Mr. Zheng Wan He
Mr. Li Man
Mr. Li Zhong Gen
Mr. Guo Pu Jin

Independent Non-executive Directors

Mr. Lau Hon Chuen, Ambrose
Mr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

CORPORATE INFORMATION

PROFESSIONALS:

Auditors

Ernst & Young

Legal Advisers

as to Hong Kong law:
Johnson Stokes & Master

as to PRC law:
Haiwen & Partners

as to US law:
Sullivan & Crommell

PRINCIPAL BANKERS:

In Hong Kong:

Bank of China (Hong Kong) Limited
Bank of Communications, Hong Kong Branch
BNP Paribas, Hong Kong Branch
China Merchants Bank, Hong Kong Branch
Calyon Corporate and Investment Bank, Hong Kong Branch
Industrial and Commercial Bank of China (Asia) Ltd.
Rabobank, Hong Kong Branch

In Mainland China:

Agricultural Bank of China
Bank of China
China Construction Bank
China Merchants Bank
Guangdong Development Bank
The Industrial and Commercial Bank of China

ADR Depository Bank:

The Bank of New York

CORPORATE STRUCTURE

As at 7th September, 2004


Beijing Holdings Limited
Other entities, most of which are under the control of the Beijing Municipal Government
50.37%
49.63%
Beijing Enterprises Investments Limited
66.51%
0.01%
Beijing Enterprises Holdings Limited#
33.48%
Public Investors
96%
Capital Airport Expressway
53.08%
Shenzhen Shiguan Road
100%
Beijing No.9 Water Treatment Plant
80%
Yanjing Co. Ltd.
69.32%
Yanjing Brewery γ
51%
Shunxing Winery
57.11%
Sanyuan Foods*
50%
Beijing McDonald's
50%
Guangdong McDonald's
50.13%
Wangfujing Department Store*
32.86%
Beijing Tourism Development
82%
Great Wall Hotel
75%
Holiday Inn Hotel
75%
Badaling Tourism
75%
Long Qing Xia Tourism
55.81%
Beijing Development#
56.29%
Xteam@
97.99%
BEH High-Tech
76.97%
Ever Source Scientific Technology
20%
Siemens Communication Networks Ltd., Beijing
varies
New Technology Initiatives
Infrastructure
Consumer products
Tourism & Retail Services
Technology

*	*Listed on The Shanghai Stock Exchange*
γ	*Listed on The Shenzhen Stock Exchange*
#	*Listed on the Main Board of The Stock Exchange of Hong Kong Limited*
@	*Listed on the Growth Enterprise Market ("GEM") of the Stock Exchange of Hong Kong Limited*

HIGHLIGHTS

Turnover for the first half of 2004 amounted to HK$4.5 billion, representing an increase of 23.6% over the corresponding period of last year.

Net profit attributable to shareholders for the first half of 2004 amounted to HK$210.7 million, representing an increase of 15.9% over the corresponding period of last year.

Basic earnings per share amounted to HK$0.34.

An interim dividend of HK10 cents per share is declared for the six months ended 30th June, 2004.

20% equity interests in BISC was sold in the first half of 2004 and recorded an approximately HK$22 million exceptional gain.

UNAUDITED INTERIM RESULTS

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2004. The consolidated turnover of the Group was HK$4.5 billion for the first half of 2004, increased by 23.6% comparing to the corresponding period of last year. Net profit attributable to shareholders was HK$210.7 million, increased by 15.9% comparing to the first half of 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group has achieved satisfactory results in the first half of 2004. For the six months ended 30th June, 2004, the consolidated turnover increased by 23.6% to HK$4.5 billion and the net profit attributable to shareholders increased by 15.9% to HK$210.7 million as compared to the corresponding period of last year. The growth was mainly driven by the increase in business of Yanjing Brewery, the recovery of Capital Airport Expressway, retail and tourism services segments, together with the exceptional gain generated from the disposal of 20% equity interests in Beijing International Switching System Co., Ltd. ("BISC"), an associate of the Company before the disposal.

Infrastructure Business

Expressway and Toll Road Business

The traffic volume of Capital Airport Expressway was vigorously rebounded from the dismay of the outbreak of SARS in last year. The traffic volume reached 19.19 million vehicles in the first half of 2004, representing an increase of 42.1% as compared to the corresponding period of 2003. The turnover and profit attributable to the Group increased by 50.7% and 77.5% to HK$164 million and HK$93.7 million, respectively, as compared to the corresponding period of last year.

The attributable profit of Shenzhen Shiguan Highway for the first half of 2004 was HK$12.7 million, representing a slight increase of 1.4% as compared to the corresponding period of last year.

The Concession Right of Water Treatment

The Concession Right of Beijing No. 9 Water Treatment continuously provided a stable cash profit to the Group. In the first half of 2004, the profit attributable to the Group after the amortisation of the franchise cost was HK$63.6 million.

BUSINESS OVERVIEW AND OUTLOOK

Consumer Products Business

Yanjing Brewery

Yanjing Brewery continued to see the reward through the acquisition strategy on its development. The sales volume for the first half of 2004 reached 1.38 million tons, representing a growth of approximately 32.7% as compared to the corresponding period of last year. The turnover and profit attributable to the Group increased by 35.6% and 29.9% to HK$1.79 billion and HK$65.99 million, respectively.

Sanyuan Foods

Sanyuan Foods was adversely affected by the keen market competition. The turnover for the first half of 2004 was HK$512 million, representing a decline of 9.3% as compared to the corresponding period of last year. The loss attributable to the Group was HK$24.31 million and it has imposed a negative impact on the overall performance of consumer products business of the Group. The attributable profit of Sanyuan Foods in the last corresponding period was HK$25.92 million. The management has clearly recognised the tough situation confronted by Sanyuan Foods and has begun the implementation of business restructuring plan.

Retail and Tourism Services

The core business of Beijing Wangfujing Department Stores was continuously expanding. The turnover for the first half of 2004 increased by 29.4% to HK$1.35 billion. The profit attributable to the Group was HK$3.81 million while the attributable loss was recorded in the corresponding period of last year.

Tourism and hotel business was resumed to its normal growth from the shadow of the outbreak of SARS in last year. The profit attributable to the Group was HK$3.03 million in the first half of 2004 while the attributable loss of HK$10.1 million was recorded in the corresponding period of last year.

BUSINESS OVERVIEW AND OUTLOOK

Technology Business

In the first half of 2004, the asset and business structure of the technology business segment underwent a fundamental change. The business and profit of BISC, the former dominant profit contributor of the Group, was severely suppressed due to the structural changes in the domestic fixed telecommunications network industry. Given such background, the Company has completed the disposal of 20% equity interests in BISC in the first half of 2004 and recorded an approximately HK$22 million exceptional gain.

Looking forward to the development of technology business, it is expected that Beijing Enterprises Holdings High-Tech Development Co. Ltd., Ever Source Scientific Technology Development Co., Ltd. and the information technology business of Beijing Development (Hong Kong) Limited ("Beijing Development") will become the major source of profit to this business segment.

CAPITALISATION AND FINANCIAL POSITION

The financial condition of the Group remained stable. Shareholders' equity and minority interests amounted to approximately HK$7.8 billion and HK$3.6 billion, respectively, as at 30th June, 2004. Net debt (total borrowings minus cash) was HK$894 million at period end date, representing 11.5% net debt to equity ratio. Bank borrowings were predominately in Renminbi with remaining 32% in US Dollars.

SIGNIFICANT POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 15 to the condensed consolidated financial statements.

BUSINESS OVERVIEW AND OUTLOOK

STRATEGY AND PROSPECTS

Being the political and cultural centre of China and the host city of the 2008 Olympic Games, Beijing will make a remarkable economic growth in the future. In order to maintain the development, the Group aims to capture any investment opportunities arising from the restructure and privatisation of state-owned assets in Beijing. In particular, we will focus on infrastructure and utilities areas. In the meantime, we continue to review our existing business with the objective of restructuring lower return assets and enhancing the value of those niche brandname under our asset portfolio.

APPRECIATION

On behalf of the Board, I would like to express my sincere thanks to all the Group's employees for their continuous support and dedicated services.

By order of the Board
Yi Xi Qun
Chairman

Hong Kong, 7th September, 2004

INTERIM DIVIDEND

Interim Dividend

The Board has resolved to declare an interim dividend of HK10 cents per share in cash for the six months ended 30th June, 2004 (2003: HK10 cents) payable on 9th November, 2004 (Tuesday) to shareholders whose names appear on the Register of Members of the Company on 8th October, 2004 (Friday).

Closure of Register of Members

The Register of Members will be closed from 6th October, 2004 (Wednesday) to 8th October, 2004 (Friday), both dates inclusive, during which period no transfers of shares will be effected. In order to qualify for the interim dividend, all transfer documents, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 p.m. on, 5th October, 2004 (Tuesday). Cheques for interim dividends will be dispatched on or before 9th November, 2004 (Tuesday).

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June, 2004

		Six months ended 30th June,	
		2004	2003
		Unaudited	Unaudited
	Notes	**HK$'000**	HK$'000
TURNOVER	3	**4,475,863**	3,620,817
Cost of sales		**(3,212,279)**	(2,613,686)
Gross profit		**1,263,584**	1,007,131
Interest income		**12,715**	14,608
Other revenue and gains, net	4	**100,273**	87,018
Selling and distribution costs		**(452,685)**	(340,515)
Administrative expenses		**(453,785)**	(367,313)
Other operating expenses, net		**(56,815)**	(32,728)
PROFIT FROM OPERATING ACTIVITIES	5	**413,287**	368,201
Finance costs	6	**(70,867)**	(78,873)
Share of profits and losses of:			
Jointly-controlled entities		**6,090**	(12,606)
Associates		**33,799**	32,809
Amortisation of goodwill arising on acquisition of jointly-controlled entities		**(548)**	(2,575)
PROFIT BEFORE TAX		**381,761**	306,956
Tax	7	**(108,010)**	(57,141)
PROFIT BEFORE MINORITY INTERESTS		**273,751**	249,815
Minority interests		**(63,021)**	(67,974)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**210,730**	181,841
INTERIM DIVIDEND	8	**62,250**	62,250
EARNINGS PER SHARE	9		
– Basic		**HK$0.34**	HK$0.29
– Diluted		**HK$0.33**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th June, 2004

	Notes	30th June, 2004 Unaudited HK$'000	31st December, 2003 Audited HK$'000
NON-CURRENT ASSETS			
Fixed assets		**7,508,681**	7,220,681
Intangible assets		**1,605,969**	1,649,459
Goodwill:			
Goodwill		**303,212**	300,411
Negative goodwill		**(10,560)**	(7,547)
Interests in jointly-controlled entities		**930,896**	1,029,465
Interests in associates		**567,397**	444,817
Properties under development		**123,009**	120,974
Trade and bills receivables	*10*	**39,204**	49,366
Other receivables		**–**	145,241
Pledged bank balances and time deposits		**8,627**	7,812
Long term investments		**420,932**	289,557
Deferred tax assets		**48,516**	44,965
		11,545,883	11,295,201
CURRENT ASSETS			
Properties held for sale		**357,613**	528,776
Inventories		**1,230,669**	1,006,211
Amounts due from contract customers		**11,495**	6,750
Trade and bills receivables	*10*	**981,105**	744,128
Other receivables		**918,969**	688,090
Short term investments		**48,479**	48,765
Taxes recoverable		**18,751**	22,576
Pledged bank balances and time deposits		**37,819**	56,875
Cash and cash equivalents		**3,384,269**	3,708,292
		6,989,169	6,810,463

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th June, 2004

	Notes	30th June, 2004 Unaudited HK$'000	31st December, 2003 Audited HK$'000
CURRENT LIABILITIES			
Trade and bills payables	11	**637,192**	671,105
Amounts due to contract customers		**28,336**	25,816
Other payables and accruals		**1,567,323**	1,436,274
Taxes payable		**352,097**	329,001
Bank and other borrowings		**1,866,123**	1,785,726
		4,451,071	4,247,922
NET CURRENT ASSETS		**2,538,098**	2,562,541
TOTAL ASSETS LESS CURRENT LIABILITIES		**14,083,981**	13,857,742
NON-CURRENT LIABILITIES			
Bank and other borrowings		**1,810,238**	1,904,929
Convertible bonds		**648,777**	659,444
Other long term liabilities		**28,032**	38,253
Deferred tax liabilities		**160,601**	163,570
		2,647,648	2,766,196
MINORITY INTERESTS		**3,643,672**	3,545,408
		7,792,661	7,546,138
CAPITAL AND RESERVES			
Issued capital	12	**62,250**	62,250
Reserves		**7,668,161**	7,371,838
Proposed dividend		**62,250**	112,050
		7,792,661	7,546,138

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June, 2004

	Issued capital Unaudited HK$'000	Share premium account Unaudited HK$'000	Capital reserve Unaudited HK$'000	Hotel property revaluation reserve Unaudited HK$'000	Exchange fluctuation reserve Unaudited HK$'000	PRC reserve funds Unaudited HK$'000	Retained profits Unaudited HK$'000	Proposed dividend Unaudited HK$'000	Total Unaudited HK$'000
At 1st January, 2004	62,250	4,839,497	306,643	3,570	34,966	603,433	1,583,729	112,050	7,546,138
Net losses not recognised in the profit and loss account – Exchange realignment	–	–	–	–	(490)	–	–	–	(490)
Goodwill realised upon disposal of an associate	–	–	148,333	–	–	–	–	–	148,333
Net profit for the period	–	–	–	–	–	–	210,730	–	210,730
Final 2003 dividend declared	–	–	–	–	–	–	–	(112,050)	(112,050)
Proposed interim 2004 dividend	–	–	–	–	–	–	(62,250)	62,250	–
Transfer to reserves	–	–	303	–	–	20,762	(21,065)	–	–
At 30th June, 2004	**62,250**	**4,839,497***	**455,279***	**3,570***	**34,476***	**624,195***	**1,711,144***	**62,250**	**7,792,661**
At 1st January, 2003	62,250	4,839,497	171,254	3,173	33,749	484,739	1,553,602	112,050	7,260,314
Net gains not recognised in the profit and loss account – Exchange realignments	–	–	–	–	189	–	–	–	189
Net profit for the period	–	–	–	–	–	–	181,841	–	181,841
Final 2002 dividend declared	–	–	–	–	–	–	–	(112,050)	(112,050)
Proposed interim 2003 dividend	–	–	–	–	–	–	(62,250)	62,250	–
Transfer to reserves	–	–	–	–	–	37,101	(37,101)	–	–
At 30th June, 2003	62,250	4,839,497	171,254	3,173	33,938	521,840	1,636,092	62,250	7,330,294

* These reserves accounts comprise the consolidated reserves of HK$7,668,161,000 (2003: HK$7,371,838,000) in the condensed consolidated balance sheet.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June, 2004

	Six months ended 30th June, 2004 Unaudited HK$'000	Six months ended 30th June, 2003 Unaudited HK$'000
Net cash inflow from operating activities	**227,102**	490,235
Net cash outflow from investing activities	**(438,426)**	(327,558)
Net cash outflow from financing activities	**(86,248)**	(99,404)
Increase/(decrease) in cash and cash equivalents	**(297,572)**	63,273
Cash and cash equivalents at beginning of period	**3,083,000**	2,760,766
Cash and cash equivalents at end of period	**2,785,428**	2,824,039
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	**2,262,500**	2,375,920
Non-pledged time deposits with original maturity of less than three months when acquired	**536,760**	448,119
Less: Bank overdrafts	**(13,832)**	–
	2,785,428	2,824,039

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the preparation of the audited financial statements for the year ended 31st December, 2003.

2. SEGMENT INFORMATION

The analysis of the Group's revenue and results by business and geographical segments for the six months ended 30th June, 2004 is as follows:

(a) Business segments

For the six months ended 30th June, 2004

	Brewery operations Unaudited HK$'000	Retail operations Unaudited HK$'000	Dairy operations Unaudited HK$'000	Expressway and toll road operations Unaudited HK$'000	Water treatment operations Unaudited HK$'000
Segment revenue:					
Sales to external customers	1,787,097	1,274,231	456,269	205,475	198,291
Intersegment sales	–	–	–	–	–
Other revenue	22,252	10,780	1,156	3,363	–
Total	1,809,349	1,285,011	457,425	208,838	198,291
Segment results	195,238	45,614	(38,339)	136,516	72,457
Interest income					
Unallocated revenue and gains					
Unallocated expenses					
Profit from operating activities					
Finance costs					
Share of profits and losses of:					
Jointly-controlled entities	(5,799)	12,241	(6,216)	–	–
Associates	8,285	–	(8,024)	–	–
Amortisation of goodwill arising on acquisition of jointly-controlled entities	(377)	(171)	–	–	–
Profit before tax					
Tax					
Profit before minority interests					
Minority interests					
Net profit from ordinary activities attributable to shareholders					

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Hotel operations Unaudited HK$'000	Tourism operations Unaudited HK$'000	Property construction and development Unaudited HK$'000	Telecom-munications and IT related services and products Unaudited HK$'000	Geothermal energy systems Unaudited HK$'000	Corporate and others Unaudited HK$'000	Eliminations Unaudited HK$'000	Consolidated Unaudited HK$'000
52	–	78,876	166,335	76,516	232,721	–	4,475,863
–	–	432	–	–	–	(432)	-
–	–	5,411	3,421	1,680	4,310	–	52,373
52	–	84,719	169,756	78,196	237,031	(432)	4,528,236
(209)	–	4,309	(13,225)	9,265	(22,090)		389,536
							12,715
							47,900
							(36,864)
							413,287
							(70,867)
(1,698)	5,486	–	(3,023)	–	5,099	–	6,090
–	–	(674)	20,997	–	13,215	–	33,799
–	–	–	–	–	–	–	(548)
							381,761
							(108,010)
							273,751
							(63,021)
							210,730

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

For the six months ended 30th June, 2003

	Brewery operations Unaudited HK$'000	Retail operations Unaudited HK$'000	Dairy operations Unaudited HK$'000	Expressway and toll road operations Unaudited HK$'000	Water treatment operations Unaudited HK$'000
Segment revenue:					
Sales to external customers	1,322,049	953,019	564,340	149,582	194,810
Intersegment sales	–	–	–	–	–
Other revenue	13,242	7,300	802	1,564	–
Total	1,335,291	960,319	565,142	151,146	194,810
Segment results	135,743	44,268	25,472	86,363	71,328
Interest income					
Unallocated revenue and gains					
Unallocated expenses					
Profit from operating activities					
Finance costs					
Share of profits and losses of:					
Jointly-controlled entities	(3,451)	(658)	2,056	–	–
Associates	(96)	(45)	–	–	–
Amortisation of goodwill arising on acquisition of jointly-controlled entities	(339)	(171)	–	–	–
Profit before tax					
Tax					
Profit before minority interests					
Minority interests					
Net profit from ordinary activities attributable to shareholders					

Hotel operations Unaudited HK$'000	Tourism operations Unaudited HK$'000	Property construction and development Unaudited HK$'000	*Telecom-munications* and IT related services and products Unaudited HK$'000	Geothermal energy systems Unaudited HK$'000	Corporate and others Unaudited HK$'000	Eliminations Unaudited HK$'000	Consolidated Unaudited HK$'000
1,463	–	18,428	107,478	59,979	249,669	–	3,620,817
–	–	540	–	–	–	(540)	–
–	–	3,788	6,484	170	8,145	–	41,495
1,463	–	22,756	113,962	60,149	257,814	(540)	3,662,312
(218)	–	(25,751)	26,306	14,324	(42,089)		335,746
							14,608
							45,523
							(27,676)
							368,201
							(78,873)
(6,515)	(3,962)	–	–	–	(76)	–	(12,606)
–	–	(59)	22,821	–	10,188	–	32,809
–	–	–	–	–	(2,065)	–	(2,575)
							306,956
							(57,141)
							249,815
							(67,974)
							181,841

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. **SEGMENT INFORMATION** (continued)

(b) ***Geographical segments***

	Hong Kong Six months ended 30th June,		Mainland China Six months ended 30th June,		Overseas Six months ended 30th June,		Eliminations Six months ended 30th June,		Consolidated Six months ended 30th June,	
	2004 Unaudited HK$'000	2003 Unaudited HK$'000	**2004 Unaudited HK$'000**	2003 Unaudited HK$'000	**2004 Unaudited HK$'000**	2003 Unaudited HK$'000	**2004 Unaudited HK$'000**	2003 Unaudited HK$'000	**2004 Unaudited HK$'000**	2003 Unaudited HK$'000
Segment revenue:										
Sales to external customers	**12,603**	6,906	**4,370,656**	3,542,328	**92,604**	71,583	**-**	-	**4,475,863**	3,620,817
Intersegment sales	**7,367**	-	**-**	-	**15,158**	540	**(22,525)**	(540)	**-**	-
Other revenue	**3,430**	8,315	**48,435**	33,180	**508**	-	**-**	-	**52,373**	41,495
Total segment revenue	**23,400**	15,221	**4,419,091**	3,575,508	**108,270**	72,123	**(22,525)**	(540)	**4,528,236**	3,662,312

3. **TURNOVER**

Turnover represents: (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for goods returned and trade discounts; (2) the aggregate of revenue from hotel operations, toll revenue, and the value of services rendered, net of business and consumption taxes and government surcharges; (3) an appropriate proportion of contract revenue of construction contracts, net of value-added tax, business tax and government surcharges; and (4) rental income.

4. **OTHER REVENUE AND GAINS, NET**

	Six months ended 30th June,	
	2004 Unaudited HK$'000	2003 Unaudited HK$'000
Other revenue, net		
Service income	**–**	1,496
Investment income	**8,898**	9,897
Corporate income tax and value-added tax refund	**13,001**	–
Rental income	**13,143**	13,132
Others	**41,066**	24,598
	76,108	49,123
Gains, net		
Negative goodwill recognised as income	**594**	8,351
Gain on disposal of fixed assets, net	**43**	19,321
Gain on disposal of long term investment	**1,320**	10,223
Gain on partial disposal of an associate	**22,208**	–
	24,165	37,895
	100,273	87,018

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging:

	Six months ended 30th June, 2004 Unaudited HK$'000	2003 Unaudited HK$'000
Depreciation	**304,354**	243,946
Amortisation of intangible assets	**51,815**	51,628
Amortisation of goodwill	**12,320**	8,951

6. FINANCE COSTS

	Six months ended 30th June, 2004 Unaudited HK$'000	2003 Unaudited HK$'000
Interest on convertible bonds, bank loans and other loans wholly repayable within five years	**70,774**	77,311
Interest on other loans	**93**	1,562
	70,867	78,873

7. TAX

	Six months ended 30th June, 2004 Unaudited HK$'000	2003 Unaudited HK$'000
Group:		
Current – The People's Republic of China (the "PRC")		
Hong Kong	**194**	222
Mainland China	**105,017**	62,924
Current – Overseas	**951**	341
Overprovision in prior period, net	**–**	(431)
Deferred	**(6,520)**	(6,799)
	99,642	56,257
Jointly-controlled entities:		
Mainland China	**7,374**	(1,112)
Associates:		
Mainland China	**994**	1,996
Total tax charge for the period	**108,010**	57,141

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 16%) on the estimated assessable profits arising in Hong Kong for the period. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof.

8. INTERIM DIVIDEND

	Six months ended 30th June, 2004 Unaudited HK$'000	2003 Unaudited HK$'000
Proposed 2004 interim dividend of HK10 cents (2003: HK10 cents) per ordinary share	**62,250**	62,250

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the six months ended 30th June, 2004 is based on the following data:

Earnings:	**Six months ended 30th June, 2004 Unaudited HK$'000**
Net profit attributable to shareholders, used in the basic earnings per share calculation	**210,730**
Interest expense for the period relating to the liability component of the convertible bonds of a subsidiary, net of current tax	**2,643**
Decrease in share of net profit for the period of a subsidiary, as a result of the dilution of interest in that subsidiary assuming the exercise of all the outstanding convertible bonds issued by that subsidiary	**(7,256)**
Net profit attributable to shareholders, used in the diluted earnings per share calculation	**206,117**

Number of ordinary shares:

Weighted average number of ordinary shares in issue during the period used in basic and diluted earnings per share calculations	**622,500,000**

The exercise of the outstanding share options of the Company and Beijing Development, a subsidiary of the Company, during the period did not have a diluting effect on the Group's basic earnings per share for the six months ended 30th June, 2004.

The calculation of basic earnings per share for the six months ended 30th June, 2003 is based on the net profit from ordinary activities attributable to shareholders for that period of HK$181,841,000 and the weighted average of 622,500,000 ordinary shares in issue during that period.

Diluted earnings per share amount for the six months ended 30th June, 2003 has not been shown because the exercise of the outstanding options of the Company and Beijing Development; and the convertible bonds issued by Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), a subsidiary of the Company, during that period did not have a diluting effect on the Group's basic earnings per share for the six months ended 30th June, 2003.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. TRADE AND BILLS RECEIVABLES

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Certain customers are allowed to settle the construction contract sum by 3 annual instalments. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An aged analysis of the trade and bills receivables as at the balance sheet date is as follows:

	30th June, 2004 Unaudited HK$'000	31st December, 2003 Audited HK$'000
Within one year	**921,461**	702,834
One to two years	**65,845**	66,606
Two to three years	**22,085**	20,332
Over three years	**10,918**	3,722
	1,020,309	793,494
Less: Portion classified as current assets	**(981,105)**	(744,128)
Long term portion	**39,204**	49,366

11. TRADE AND BILLS PAYABLES

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

	30th June, 2004 Unaudited HK$'000	31st December, 2003 Audited HK$'000
Within one year	**600,746**	625,678
One to two years	**24,490**	17,200
Two to three years	**2,451**	16,142
Over three years	**9,505**	12,085
	637,192	671,105

12. SHARE CAPITAL

	30th June, 2004 Unaudited HK$'000	31st December, 2003 Audited HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each	**200,000**	200,000
Issued and fully paid:		
622,500,000 ordinary shares of HK$0.10 each	**62,250**	62,250

Share options

Details of the Company's share option scheme and the share options issued under the scheme are set out under the heading "Share options schemes" in the section of "Discloseable Information" on pages 31 to 34. No share options were granted or exercised during the period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. CONTINGENT LIABILITIES

	Group		Company	
	30th June, 2004	31st December, 2003	**30th June, 2004**	31st December, 2003
	Unaudited	Audited	**Unaudited**	Audited
	HK$'000	HK$'000	**HK$'000**	HK$'000
Guarantees given in respect of mortgage loans granted by banks to the Group's purchasers of properties held for sale	–	56,901	–	–
Guarantees given for banking facilities granted to a jointly-controlled entity	–	14,131	–	–
Guarantee given for the Convertible Bonds issued by Yanjing Brewery	–	–	**648,777**	659,444
	–	71,032	**648,777**	659,444

14. CAPITAL COMMITMENTS

The Group had the following capital commitments at the balance sheet date:

	Group	
	30th June, 2004	31st December, 2003
	Unaudited	Audited
	HK$'000	HK$'000
Land and buildings:		
Authorised, but not contracted for	–	2,485
Contracted, but not provided for	**88,085**	119,897
	88,085	122,382
Plant and machinery:		
Authorised, but not contracted for	–	37,174
Contracted, but not provided for	**104,024**	107,824
	104,024	144,998
Capital contribution to subsidiaries and associates:		
Authorised, but not contracted for	**158,840**	210,244
Contracted, but not provided for	**3,529**	254,039
	162,369	464,283
Total capital commitments	**354,478**	731,663

The Company had no material capital commitments as at 30th June, 2004 (2003: Nil).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. POST BALANCE SHEET EVENTS

(i) On 6th August, 2004, Beijing Tourism Development Co. Ltd., a jointly-controlled entity of the Company, has entered into an agreement with Beijing Tourism Group for the sale of 50.5% equity interests in Jian Guo Hotel Joint Venture of Beijing at a consideration of HK$153 million. It signified the Group's restructuring strategy by disposing low-return assets.

(ii) On 10th February, 2004, Beijing Development (and other vendors) entered into a conditional agreement with Xteam Software International Limited ("Xteam") pursuant to which Beijing Development has agreed to transfer all its interest in its software businesses to Xteam in consideration for the issue of new shares by Xteam to Beijing Development and the other vendors representing, in aggregate, 75% of the enlarged issued share capital of Xteam (on a fully diluted basis). The transaction was completed in August 2004 and Xteam becomes an approximately 56.29% owned subsidiary of Beijing Development.

Xteam is a company listed on the Growth Enterprise Market operated by The Stock Exchange of Hong Kong Limited. Xteam is principally engaged in software development and provision of the Chinese Linux operating system with kernel rewritten to cater for Chinese users, and software based on the Linux operating platform for various hardware appliances including servers and personal computers in the PRC. It also provides technical support and after-sales services to its customers.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY TRANSACTIONS

Name of company	Nature of transaction	Notes	Six months ended 30th June, 2004 Unaudited HK$'000	2003 Unaudited HK$'000
Ultimate holding company:				
Beijing Holdings Limited and its associates	Rental income	*(a)*	**1,337**	1,337
	Rental and related expenses	*(a)*	**1,705**	2,221
Joint venture partners of subsidiaries and their associates:				
Beijing Yanjing Beer Group Company ("Yanjing Beer Group") and its associates	Purchases of bottle labels	*(b)*	**21,144**	26,644
	Purchases of bottle caps	*(b)*	**22,758**	18,850
	Canning service fees paid	*(c)*	**9,041**	8,086
	Comprehensive support service fees paid	*(d)*	**7,323**	7,323
	Land rent expenses	*(e)*	**822**	822
	Trademark licensing fees paid	*(f)*	**10,202**	7,479
	Less: 20% refund for advertising subsidies	*(f)*	**(2,040)**	(1,496)
Beijing San Yuan Group Company ("San Yuan Group") and its associates	Purchase of raw milk	*(g)*	**81,148**	91,478
	Land use fee	*(h)*	**1,512**	1,385
	Acquisition of a land	*(i)*	**–**	12,247
	Establishment of a subsidiary	*(j)*	**4,616**	–
	Disposal of equity interest in a subsidiary	*(k)*	**4,720**	–
Beijing Jia Ming Investment Limited Company ("Jia Ming Investment")	Disposal of equity interest in a subsidiary	*(l)*	**16,104**	–
Jointly-controlled entities:				
Beijing McDonald's Food Co., Ltd.	Sale of dairy products	*(g)*	**15,032**	21,444
Shanghai Sanyuan Onlly Alimentation Foods Co., Ltd.	Sale of dairy products	*(g)*	**1,736**	–
Yanjing Beer (Qu Fu Sankong) Co., Ltd.	Sale of malt and barley	*(g)*	**450**	8,331

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY TRANSACTIONS (continued)

In the opinion of the directors, the above transactions were entered into by the Group in the normal course of its business.

Notes:

(a) The rentals were determined by reference to the prevailing open market rentals at the time when the lease agreements were entered into.

(b) The purchase prices for bottle labels and bottle caps were determined by reference to the agreed prices for the preceding year and an annual adjustment determined by reference to the price index in Beijing for the preceding year.

(c) Canning service fees were charged at a rate equal to the costs of the canning services incurred by Yanjing Beer Group plus a pre-agreed profit margin.

(d) Comprehensive support service fees paid included the following:

- a security and canteen services fee which was determined based on the annual cost of labour, depreciation and maintenance for the preceding year and an annual adjustment by reference to the price index in Beijing; and
- rental expenses, related to the premises occupied and used by Yanjing Brewery as its office, canteen and staff dormitories, were determined by reference to the prevailing market rentals at the time when the relevant agreements were entered into.

(e) Land rent expenses were charged at a mutually-agreed amount of RMB1,744,000 per annum.

(f) Trademark licensing fees paid were for the use of the "Yanjing" trademark and were determined based on 1% of the annual sales of beer and mineral water products made by Yanjing Brewery. Yanjing Beer Group would refund 20% of the trademark licensing fees received from Yanjing Brewery to be used by Yanjing Brewery to develop and promote the "Yanjing" trademark.

(g) The purchase prices for raw milk, dairy products, malt and barley were determined by reference to the prevailing market rates.

(h) The land use fee was charged at a mutually-agreed amount of RMB3,210,000 (2003: RMB2,940,000) for the year ending 31st December, 2004.

(i) The consideration paid was based on a mutually-agreed amount of RMB13,000,000.

(j) The capital contribution made by the Group to the subsidiary is in accordance with the joint venture agreement entered into between Sanyuan Foods and a wholly owned subsidiary of San Yuan Group.

(k) The consideration received was based on a mutually-agreed amount of RMB5,010,000.

(l) The consideration received was determined by reference to the valuation report prepared by an independent PRC asset valuer.

DISCLOSEABLE INFORMATION

DIRECTORS

The Directors of the Company during the period were:

Executive directors:

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and President)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Guo Ying Ming
Mr. Liu Kai *(Vice President)*
Mr. Bao Zong Ye
Mr. Zheng Wan He
Mr. Wei En Hong (resigned on 28th April, 2004)
Mr. Bi Yu Xi (resigned on 28th April, 2004)
Mr. Li Man
Mr. Li Zhong Gen
Mr. Guo Pu Jin (appointed on 28th April, 2004)

Non-executive director:

Mr. Fang Fang (resigned on 21st April, 2004)

Independent non-executive directors:

Mr. Lau Hon Chuen, Ambrose
Mr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi (appointed on 2nd July, 2004)
Mr. Robert A.Theleen (appointed on 2nd July, 2004)

DIRECTORS' SERVICE CONTRACTS

During the period, Mr. Liu Kai renewed his service contract with the Company for a further period of three years with an unexpired period of 31 months as of 30th June, 2004. Mr. Yi Xi Qun and Zhang Hong Hai each has service contract with the Company with an unexpired period of 47 months and 29 months as of 30th June, 2004, respectively.

Save as disclosed above, no director has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, or any of its holding companies, subsidiaries or fellow subsidiaries was a party during the period.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30th June, 2004, the interests and short positions of the directors in the share capital and underlying shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Long positions in underlying shares of the Company and an associated corporation:

The interests of the directors in the share options of the Company are separately disclosed in the section "Share option schemes" below.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (continued)

Long positions in shares of associated corporations:

Name of director	Name of associated corporation	Number of ordinary shares held	Percentage of the associated corporation's issued share capital
Mr. Li Fu Cheng	Beijing Yanjing Brewery Company Limited@	20,419 #	0.0031
Mr. Zheng Wan He	Beijing Wangfujing Department Store (Group) Co., Ltd.@	45,738 #	0.0116

@ *All these associated corporations are indirectly held subsidiaries of the Company*

All interests are directly beneficially owned by the directors

Save as disclosed above, as at 30th June, 2004, none of the directors had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Apart from as disclosed under the heading "Share option schemes" below, at no time during the period were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its holding companies, subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEMES

Company

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The directors of the Company may, at their discretion, invite employees, including executive directors, of the Company and any of its subsidiaries, to take up options to subscribe for ordinary shares of the Company at HK$1 per grant of options. The Scheme became effective on 16th May, 1997 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme (the "Maximum Number") is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. No option may be granted to any one person which if exercised in full would result in the total number of ordinary shares of the Company issued and issuable to him/her under all the options previously granted to him/her and the said option exceeding 25% of the Maximum Number.

An option may not be transferred and is personal to the grantee and may be exercised or treated as exercised, as the case may be, in whole or in part.

The period during which an option may be exercised will be determined by the directors at their discretion, save that no option may be exercised later than 10 years after it has been granted. No option may be granted more than 10 years after the date of approval of the Scheme.

The exercise price of the share options is determinable by the directors, but may not be less than the higher of (i) the nominal value of an ordinary share; and (ii) 80% of the average of the closing prices of the Company's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option.

DISCLOSEABLE INFORMATION

SHARE OPTION SCHEMES (continued)

Company (continued)

The following share options were outstanding under the Scheme as at 30th June, 2004:

Name or category of participant	Notes	At 1st January, 2004	Granted during the period	Lapsed during the period	At 30th June, 2004
			Number of share options		
Directors					
Mr. Li Fu Cheng	*(a)*	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
Mr. Zheng Wan He	*(a)*	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
Mr. Wei En Hong *(note (c))*	*(a)*	200,000	–	(200,000)	–
	(b)	1,800,000	–	(1,800,000)	–
		2,000,000	–	(2,000,000)	–
Mr. Li Zhong Gen	*(a)*	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
Other employees					
In aggregate	*(a)*	320,000	–	–	320,000
	(b)	2,830,000	–	–	2,830,000
		3,150,000	–	–	3,150,000
		11,150,000	–	(2,000,000)	9,150,000

Notes:

(a) These options were granted on 3rd March, 1998, at an exercise price per share of HK$17.03. The cash consideration paid by each director and employee for the options granted was HK$1 per grant of options. The options may be exercised at any time in the next 10 years commencing on 1st September, 1998. No such options were exercised during the period.

SHARE OPTION SCHEMES (continued)

Company (continued)

Notes:

(b) These options were granted on 23rd June, 1998 at an exercise price per share of HK$17.03. The consideration paid by each director and employee for the options granted was HK$1 per grant of options. The options may be exercised in 9 equal portions. The first portion is exercisable at any time commencing on 1st January, 1999, and one additional portion becomes exercisable on 1st January in each of the following years. All of the options (to the extent not exercised) will become exercisable on 1st January, 2007, and if not otherwise exercised, will lapse on 1st January, 2009. No portion of these share options was exercised during the period.

(c) Owing to the resignation of Mr. Wei En Hong on 28th April, 2004, the share options granted to him lapsed on the same date.

At 30th June, 2004, the Company had 9,150,000 share options outstanding under the Scheme, which represented approximately 1.47% of the ordinary shares of the Company in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 9,150,000 additional ordinary shares of the Company and additional share capital of HK$915,000 and share premium of HK$154,909,500 (before any issue expenses).

Beijing Development

Beijing Development operates a share option scheme (the "Beijing Development Scheme") to give executives and key employees of Beijing Development an interest in preserving and maximising shareholder value in the longer term, to enable Beijing Development and the relevant subsidiaries to attract and retain individuals with experience and ability and to reward individuals for future performance. Eligible participants of the Beijing Development Scheme include the executive directors and employees of Beijing Development or any of its subsidiaries. The Beijing Development Scheme became effective on 18th June, 2001 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Beijing Development Scheme is an amount equivalent, upon their exercise, to 10% of the ordinary shares of Beijing Development in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Beijing Development Scheme is limited to 25% of the aggregate number of shares for the time being issued and issuable under the Beijing Development Scheme.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors of Beijing Development, and commences after a certain vesting period and ends on a date which is not later than five years from the date on which the offer of the share options is accepted or on the expiry date of the Beijing Development Scheme, whichever is earlier.

DISCLOSEABLE INFORMATION

SHARE OPTION SCHEMES (continued)

Beijing Development (continued)

The exercise price of the share options is determinable by the directors of Beijing Development, but may not be less than the higher of (i) the closing price of Beijing Development's shares on the Stock Exchange on the date of the offer of the share options; (ii) the average of the closing prices of Beijing Development's shares on the Stock Exchange for the five trading days immediately preceding the date of the offer; and (iii) the nominal value of the Beijing Development's shares.

Share options do not confer rights on the holders to dividends or to vote at Beijing Development's shareholder meetings.

The following share options were outstanding under the Beijing Development Scheme during the six months ended 30th June, 2004:

		Number of share options			
Name or category of participant	*Notes*	**At 1st January, 2004**	**Granted during the period**	**Lapsed during the period**	**At 30th June, 2004**
Employees					
In aggregate	*(a)*	9,800,000	–	(1,600,000)	8,200,000
	(b)	21,300,000	–	(1,200,000)	20,100,000
	(c)	2,800,000	–	–	2,800,000
		33,900,000	–	(2,800,000)	31,100,000

Notes:

(a) These options were granted on 19th June, 2001 at an exercise price of HK$1.13 per share. The options can be exercised in two or three equal portions. The first portion is exercisable at any time commencing on 1st January, 2002, and each further portion becomes exercisable on 1st January in each of the following years. All of the options, if not otherwise exercised, will lapse on 26th June, 2006.

(b) These options were granted on 18th January, 2002 at an exercise price of HK$1.00 per share. The options can be exercised in three equal portions. The first portion is exercisable at any time commencing on 18th January, 2002, and each further portion becomes exercisable on 1st January in each of the following years. All of the options, if not otherwise exercised, will lapse on 17th January, 2007.

(c) These options were granted on 2nd October, 2003 at an exercise price of HK$1.05 per share. The options can be exercised in three equal portions. The first portion is exercisable at any time commencing on 2nd October, 2003, and each further portion becomes exercisable on 1st January in each of the following years. All of the options, if not otherwise exercised, will lapse on 1st October, 2008.

No share options were exercised during the six months ended 30th June, 2004. At 30th June, 2004, Beijing Development had 31,100,000 share options outstanding under the Beijing Development Scheme, which represented approximately 6.3% of the ordinary shares of Beijing Development in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of Beijing Development, result in the issue of 31,100,000 additional ordinary shares of Beijing Development and additional share capital of HK$31,100,000 and share premium of HK$1,206,000 (before any issue expenses).

DISCLOSEABLE INFORMATION

SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS' INTERESTS IN SHARES AND UNDERLYING SHARES

At 30th June, 2004, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions in shares of the Company:

		Number of ordinary shares held, capacity and nature of interest			
Name	*Notes*	**Directly beneficially owned**	**Through controlled corporations**	**Total**	**Percentage of the Company's issued share capital**
Modern Orient Limited		100,050,000	–	100,050,000	16.07
Beijing Enterprises Investments Limited	(a)	290,843,900	100,050,000	390,893,900	62.79
Beijing Holdings Limited	(b)	18,201,100	390,893,900	409,095,000	65.72

Notes:

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by Beijing Enterprises Investments Limited. Accordingly, Beijing Enterprises Investments Limited is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited. Beijing Enterprises Investments Limited, the holding company of Modern Orient Limited, is held indirectly as to 50.37% by Beijing Holdings Limited. Accordingly, Beijing Holdings Limited is deemed to be interested in the shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited.

Save as disclosed above, as at 30th June, 2004, no person, other than the directors of the Company, whose interests are set out in the section "Directors' interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

CONNECTED TRANSACTIONS

The connected transactions undertaken by the Group during the period are set out in note 16 to the condensed consolidated interim financial statements.

The independent non-executive directors of the Company have reviewed and confirmed that these connected transactions entered into by the Group were (i) in the ordinary course of the Group's business either on normal commercial terms, or on terms that are fair and reasonable so far as the Company's shareholders are concerned; (ii) in accordance with the terms of the agreements governing the transactions; and (iii) within the prescribed limits as set out in the waiver letters in respect of connected transactions granted by the Stock Exchange.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the period.

LOAN AGREEMENT WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE OF THE CONTROLLING SHAREHOLDERS

The Company obtained a five-year US$180 million loan facility in 2001. The loan agreement includes certain conditions imposing specific performance obligations on the Company's holding companies, among which are the following events which would constitute an event of default on the loan facility:

1. If the beneficial interest in more than 50% of the entire issued share capital of the Company ceases to be owned by persons or entities controlled by the Beijing Municipal People's Government of China; or

2. If any of the Company's holding companies stops or suspends payments to its creditors generally, or is unable or admits its inability to pay its debts as they fall due, or is declared or becomes bankrupt or insolvent.

CORPORATE GOVERNANCE

The Company is committed to ensuring high standard of corporate governance and transparency as the Directors believe it would increase efficiencies in the overall operations of the Group such that the Group could become more competitive in markets, enhancing shareholders' value in consequence. During the period under review, the Group has adopted various corporate governance practices to ensure an effective internal control system and the proper delegation of authority.

AUDIT COMMITTEE

The audit committee comprised two Independent Non-executive Directors of the Company.

REVIEW OF INTERIM RESULTS

The audit committee has reviewed the accounting policies adopted by the Group and has discussed the internal controls and financial affairs including the review of the unaudited condensed consolidated interim financial statements for the six months ended 30th June, 2004.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS (THE "MODEL CODE")

The Company has adopted the Model Code set out in Appendix 10 of The Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") as its code of conduct regarding securities transactions by the Directors of the Company on terms no less exacting than the required standard set out in the Model Code. Having made specific of all directors, the directors have compiled with the required standard set out in the Model Code throughout the six months ended 30th June, 2004.

CODE OF BEST PRACTICE (THE "CODE")

In the opinion of the Directors, the Company complied with the Code as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by this interim report, except that the Independent Non-Executive Directors of the Company are not appointed for specific terms and subject only to retirement by rotation and re-election at the annual general meeting in accordance with the Company's articles of association.

PUBLICATION OF THE RESULTS ON THE WEBSITE

The interim report of the Company for the six months ended 30th June, 2004, together with the information required under the paragraph 46(1) to 46(6) of Appendix 16 to the Listing Rules, will be published on the Company's website *(www.behl.com.hk)* and website of the Stock Exchange *(www.hkex.com.hk)* in due course.

2004
中期報告

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

目錄

公司資料

董事：

執行董事

衣錫群先生*（主席）*
張虹海先生*（副主席兼總裁）*
李福成先生*（副主席）*
郭迎明先生
劉　凱先生*（副總裁）*
包宗業先生
鄭萬河先生
李　滿先生
李中根先生
郭普金先生

獨立非執行董事

劉漢銓先生
李東海先生
王憲章先生
武捷思先生
白德能先生

一般資料：

註冊辦事處

香港
干諾道中200號
信德中心西座34樓
電話：(852) 2915 2898
傳真：(852) 2857 5084

網站

http://www.behl.com.hk

股份代號

392

公司秘書

譚振輝先生 *CFA AHKSA*

股份過戶登記處

登捷時有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心地下

公司資料

主要往來銀行：

香港：

中國銀行(香港)有限公司
交通銀行，香港分行
法國巴黎銀行，香港分行
招商銀行，香港分行
東方匯理銀行，香港分行
中國工商銀行(亞洲)有限公司
荷蘭合作銀行，香港分行

中國大陸：

中國農業銀行
中國銀行
中國建設銀行
招商銀行
廣東發展銀行
中國工商銀行

美國預託票據存託銀行：

The Bank of New York

專業顧問：

核數師

安永會計師事務所

法律顧問

香港法律：
孖士打律師行

中國法律：
海問律師事務所

美國法律：
蘇利文．克倫威爾美國法律事務所

公司架構

於二零零四年九月七日


京泰實業（集團）有限公司
大部份為北京市政府所屬的其他機構
50.37%
49.63 %
Beijing Enterprises Investments Limited
66.51%
0.01%
北京控股有限公司#
33.48%
公眾投資者
96%
首都機場高速公路
53.08%
深圳石觀公路
100%
北京第九自來水廠
80%
燕京有限公司
69.32%
燕京啤酒γ
51%
順興葡萄酒廠
57.11%
三元食品*
50%
北京麥當勞
50%
廣東麥當勞
50.13%
王府井百貨*
32.86%
北京旅遊發展
82%
長城飯店
75%
假日酒店
75%
八達嶺旅遊
75%
龍慶峽旅遊
55.81%
北京發展#
56.29%
衡浪平台@
97.99%
北控高科
76.97%
恒有源科技
20%
北京西門子通信網絡
各異
新科技計劃
基建
消費品
旅遊及零售服務
科技

* *在上海證券交易所上市*

γ *在深圳證券交易所上市*

\# *在香港聯合交易所有限公司主板上市*

@ *在香港聯合交易所有限公司創業板上市*

摘要

二零零四年上半年之營業額達45億港元，比去年同期上升23.6%。

二零零四年上半年之股東應佔純利達2.107億港元，比去年同期上升15.9%。

每股基本盈利達0.34港元。

宣派截至二零零四年六月三十日止六個月中期股息每股10港仙。

於二零零四年上半年出售國際交換20%股權，並錄得特殊收益約2,200萬港元。

業務概覽及展望

未經審核中期業績

北京控股有限公司(「本公司」)董事局(「董事局」)欣然宣佈本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月之未經審核中期業績。本集團於二零零四年上半年之綜合營業額為45億港元,比去年同期上升23.6%。股東應佔純利較二零零三年上半年增加15.9%至2.107億港元。

管理層的討論與分析

本集團在二零零四年上半年取得滿意的成績,截至二零零四年六月三十日止六個月的綜合營業額同比增長23.6%,達到45億港元。股東應佔純利為2.107億港元,比去年同期增長15.9%。盈利增長主要來自燕京啤酒的業務增長,首都機場高速路和零售及旅遊服務的復甦,以至出售北京國際交換系統有限公司(「國際交換」,出售前為本公司一家聯營公司)20%股權產生的特殊收益。

基礎設施業務

高速及收費公路業務

首都機場高速路的車流量從去年非典型肺炎影響的情況中強勁復甦過來。二零零四年上半年車流量達到1,919萬輛次,比二零零三年同期增長42.1%。營業額及集團應佔純利比去年同期分別增長50.7%及77.5%,達到1.64億港元及9,370萬港元。

深圳石觀公路二零零四年上半年貢獻集團應佔純利1,270萬港元,同比微增1.4%。

自來水廠特許專營權

北京第九自來水廠專營權繼續提供了穩定的現金利潤,在二零零四年上半年已撇除特許專營權攤銷成本後集團應佔純利為6,360萬港元。

業務概覽及展望

消費品業務

燕京啤酒

燕京啤酒通過併購的戰略在發展上持續取得成果，在二零零四年上半年銷量達到138萬噸，同比增長約32.7%，營業額及集團應佔純利分別增長35.6%及29.9%，達到17.9億港元及6,599萬港元。

三元食品

三元食品受到市場惡性競爭影響，二零零四年上半年營業額為5.12億港元，同比下降9.3%。集團應佔虧損2,431萬港元，拖累了本集團整體消費品業務的表現。去年同期集團應佔三元食品純利2,592萬港元。管理層已清楚認識到三元食品的嚴峻形勢，並已開始實施業務重整計劃。

零售及旅遊服務業務

王府井百貨的主營業務持續擴展，二零零四年上半年的營業額增長29.4%至13.5億港元。集團應佔純利為381萬港元，去年同期錄得集團應佔虧損。

旅遊及酒店業務從去年非典型肺炎陰影中健康復甦過來，二零零四年上半年的集團應佔純利為303萬港元，去年同期集團應佔虧損1,010萬港元。

科技業務

二零零四年上半年，科技業務板塊中的資產及業務結構出現了根本性的變化，以前主導了盈利貢獻的國際交換因為國內固網電訊行業出現結構性變化，引致業務及盈利大幅收縮。基於這種背景，本公司在二零零四年上半年已完成出售國際交換20%權益，並錄得接近2,200萬港元之特殊收益。

展望未來科技業務的發展，北控高科技發展有限公司，恒有源科技發展有限公司及北京發展（香港）有限公司（「北京發展」）的資訊科技業務將會成為這板塊的盈利支柱。

資本及財務狀況

本集團之財務狀況保持穩定。截止二零零四年六月三十日，股東權益約為78億港元，少數股東權益約36億港元。本期末，債務淨額（貸款總額減去現金）約8.94億港元，淨負債對資本比率約11.5%。銀行貸款主要以人民幣為結算單位，其餘32%屬美元貸款。

結算日後重大事項

本集團之結算日後重大事項詳情載於簡明綜合財務報表附註15。

策略與前景

北京作為中國的政治及文化中心以及二零零八年奧運會的舉辦城市，日後將在經濟上有顯著增長。為維持發展，本集團將致力掌握北京重組及國有資產私有化所帶來的投資機會。我們將特別專注於基建及公用設施範疇。現時，本集團將繼續檢討現有業務，旨在重組回報較低的資產以及提升資產組合內現有品牌的價值。

致謝

本人謹代表董事局仝仁，衷心感謝本集團全體員工一直以來的支持、盡忠職守和至誠服務。

承董事局命
衣錫群
主席

香港，二零零四年九月七日

中期股息

董事局議決宣派截至二零零四年六月三十日止六個月中期現金股息每股10港仙（二零零三年：10港仙）。預期本公司將於二零零四年十一月九日（星期二）向於二零零四年十月八日（星期五）名列本公司股東名冊之股東派發中期股息。

暫停辦理股份過戶登記手續

本公司將由二零零四年十月六日（星期三）至二零零四年十月八日（星期五）（首尾兩天包括在內）暫停辦理股份過戶登記手續。為符合資格獲派中期股息，所有過戶文件連同有關股票必須在二零零四年十月五日（星期二）下午四時正前送達本公司的股份過戶登記處－登捷時有限公司，地址是香港灣仔告士打道56號東亞銀行港灣中心地下，辦理股份過戶登記手續。中期股息支票將於二零零四年十一月九日（星期二）或之前寄發。

簡明綜合損益賬

截至二零零四年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零四年 未經審核 千港元	 二零零三年 未經審核 千港元
營業額	3	**4,475,863**	3,620,817
銷售成本		**(3,212,279)**	(2,613,686)
毛利		**1,263,584**	1,007,131
利息收入		**12,715**	14,608
其他收入及收益淨額	4	**100,273**	87,018
銷售及分銷成本		**(452,685)**	(340,515)
行政費用		**(453,785)**	(367,313)
其他經營費用淨額		**(56,815)**	(32,728)
經營業務溢利	5	**413,287**	368,201
財務成本	6	**(70,867)**	(78,873)
佔下列公司盈虧:			
共同控制公司		**6,090**	(12,606)
聯營公司		**33,799**	32,809
收購共同控制公司產生的商譽之攤銷		**(548)**	(2,575)
除税前溢利		**381,761**	306,956
税項	7	**(108,010)**	(57,141)
未計少數股東權益之溢利		**273,751**	249,815
少數股東權益		**(63,021)**	(67,974)
股東應佔日常業務純利		**210,730**	181,841
中期股息	8	**62,250**	62,250
每股盈利	9		
—基本		**0.34港元**	0.29港元
—攤薄		**0.33港元**	不適用

簡明綜合資產負債表

於二零零四年六月三十日

	附註	二零零四年 六月三十日 未經審核 千港元	二零零三年 十二月三十一日 經審核 千港元
非流動資產			
固定資產		**7,508,681**	7,220,681
無形資產		**1,605,969**	1,649,459
商譽：			
商譽		**303,212**	300,411
負商譽		**(10,560)**	(7,547)
共同控制公司權益		**930,896**	1,029,465
聯營公司權益		**567,397**	444,817
發展中物業		**123,009**	120,974
應收貿易賬項及應收票據	10	**39,204**	49,366
其他應收款項		**–**	145,241
已抵押銀行存款及定期存款		**8,627**	7,812
長期投資		**420,932**	289,557
遞延税項資產		**48,516**	44,965
		11,545,883	11,295,201
流動資產			
持作出售之物業		**357,613**	528,776
存貨		**1,230,669**	1,006,211
應收合約客戶款項		**11,495**	6,750
應收貿易賬項及應收票據	10	**981,105**	744,128
其他應收款項		**918,969**	688,090
短期投資		**48,479**	48,765
可收回税項		**18,751**	22,576
已抵押銀行存款及定期存款		**37,819**	56,875
現金及現金等價物		**3,384,269**	3,708,292
		6,989,169	6,810,463

簡明綜合資產負債表

於二零零四年六月三十日

	附註	二零零四年 六月三十日 未經審核 千港元	二零零三年 十二月三十一日 經審核 千港元
流動負債			
應付貿易賬項及應付票據	11	**637,192**	671,105
應付合約客戶款項		**28,336**	25,816
其他應付款項及應計負債		**1,567,323**	1,436,274
應繳税項		**352,097**	329,001
銀行及其他借貸		**1,866,123**	1,785,726
		4,451,071	4,247,922
流動資產淨值		**2,538,098**	2,562,541
資產總值減流動負債		**14,083,981**	13,857,742
非流動負債			
銀行及其他借貸		**1,810,238**	1,904,929
可換股債券		**648,777**	659,444
其他長期負債		**28,032**	38,253
遞延税項負債		**160,601**	163,570
		2,647,648	2,766,196
少數股東權益		**3,643,672**	3,545,408
		7,792,661	7,546,138
股本及儲備			
已發行股本	12	**62,250**	62,250
儲備		**7,668,161**	7,371,838
建議派發股息		**62,250**	112,050
		7,792,661	7,546,138

簡明綜合股東權益變動表

截至二零零四年六月三十日止六個月

	已發行股本 未經審核 千港元	股份溢價賬 未經審核 千港元	資本儲備 未經審核 千港元	酒店物業重估儲備 未經審核 千港元	滙兌波動儲備 未經審核 千港元	中國儲備金 未經審核 千港元	保留溢利 未經審核 千港元	建議派發股息 未經審核 千港元	總額 未經審核 千港元
於二零零四年一月一日	62,250	4,839,497	306,643	3,570	34,966	603,433	1,583,729	112,050	7,546,138
未在損益賬中確認之虧損淨額－滙兌調整	–	–	–	–	(490)	–	–	–	(490)
出售一家聯營公司時變現之商譽	–	–	148,333	–	–	–	–	–	148,333
期內純利	–	–	–	–	–	–	210,730	–	210,730
宣派二零零三年末期股息	–	–	–	–	–	–	–	(112,050)	(112,050)
建議派發二零零四年中期股息	–	–	–	–	–	–	(62,250)	62,250	–
轉撥至儲備	–	–	303	–	–	20,762	(21,065)	–	–
於二零零四年六月三十日	**62,250**	**4,839,497***	**455,279***	**3,570***	**34,476***	**624,195***	**1,711,144***	**62,250**	**7,792,661**
於二零零三年一月一日	62,250	4,839,497	171,254	3,173	33,749	484,739	1,553,602	112,050	7,260,314
未在損益賬確認之收益淨額－滙兌調整	–	–	–	–	189	–	–	–	189
期內純利	–	–	–	–	–	–	181,841	–	181,841
宣派二零零二年末期股息	–	–	–	–	–	–	–	(112,050)	(112,050)
建議派發二零零三年中期股息	–	–	–	–	–	–	(62,250)	62,250	–
轉撥至儲備	–	–	–	–	–	37,101	(37,101)	–	–
於二零零三年六月三十日	62,250	4,839,497	171,254	3,173	33,938	521,840	1,636,092	62,250	7,330,294

* 該等儲備組成簡明綜合資產負債表中之綜合儲備7,668,161,000港元（二零零三年：7,371,838,000港元）。

簡明綜合現金流量表

截至二零零四年六月三十日止六個月

	截至六月三十日止六個月	
	二零零四年	二零零三年
	未經審核	未經審核
	千港元	千港元
經營業務之現金流入淨額	**227,102**	490,235
投資活動之現金流出淨額	**(438,426)**	(327,558)
融資活動之現金流出淨額	**(86,248)**	(99,404)
現金及現金等價物增加╱(減少)	**(297,572)**	63,273
期初之現金及現金等價物	**3,083,000**	2,760,766
期終之現金及現金等價物	**2,785,428**	2,824,039
現金及現金等價物結餘之分析		
現金及銀行結餘	**2,262,500**	2,375,920
於收購時三個月以內到期之無抵押定期存款	**536,760**	448,119
減:銀行透支	**(13,832)**	–
	2,785,428	2,824,039

簡明綜合財務報表附註

酒店業務 未經審核 千港元	旅遊業務 未經審核 千港元	物業 建造及 發展業務 未經審核 千港元	電訊及 資訊科技 相關 服務及 產品業務 未經審核 千港元	地熱系統 未經審核 千港元	企業及 其他業務 未經審核 千港元	對銷 未經審核 千港元	綜合 未經審核 千港元
52	–	78,876	166,335	76,516	232,721	–	4,475,863
–	–	432	–	–	–	(432)	–
–	–	5,411	3,421	1,680	4,310	–	52,373
52	–	84,719	169,756	78,196	237,031	(432)	4,528,236
(209)	–	4,309	(13,225)	9,265	(22,090)		389,536
							12,715
							47,900
							(36,864)
							413,287
							(70,867)
(1,698)	5,486	–	(3,023)	–	5,099	–	6,090
–	–	(674)	20,997	–	13,215	–	33,799
–	–	–	–	–	–	–	(548)
							381,761
							(108,010)
							273,751
							(63,021)
							210,730

簡明綜合財務報表附註

1. 編製基準和會計政策

此未經審核簡明綜合中期財務報表乃按香港會計師公會所頒佈之會計實務準則(「會計實務準則」)第25號「中期財務申報」而編製。編製此中期財務報表所使用之會計政策及編製基準與編製截至二零零三年十二月三十一日止年度之經審核財務報表所使用者一致。

2. 分類資料

本集團截至二零零四年六月三十日止六個月按業務及地區劃分之收入及業績分析如下:

(a) 按業務分類

截至二零零四年六月三十日止六個月

	啤酒業務 未經審核 千港元	零售業務 未經審核 千港元	奶製品業務 未經審核 千港元	高速及收費公路業務 未經審核 千港元	自來水處理業務 未經審核 千港元
分類收入:					
銷售予外界客戶	1,787,097	1,274,231	456,269	205,475	198,291
分類業務之間的銷售	–	–	–	–	–
其他收入	22,252	10,780	1,156	3,363	–
合計	1,809,349	1,285,011	457,425	208,838	198,291
分類業績	195,238	45,614	(38,339)	136,516	72,457
利息收入					
未經分配之收入及收益					
未經分配之開支					
經營業務溢利					
財務成本					
佔下列公司盈虧:					
共同控制公司	(5,799)	12,241	(6,216)	–	–
聯營公司	8,285	–	(8,024)	–	–
收購共同控制公司產生的商譽之攤銷	(377)	(171)	–	–	–
除稅前溢利					
稅項					
未計少數股東權益之溢利					
少數股東權益					
股東應佔日常業務純利					

簡明綜合財務報表附註

酒店業務 未經審核 千港元	旅遊業務 未經審核 千港元	物業 建造及 發展業務 未經審核 千港元	電訊及 資訊科技 相關 服務及 產品業務 未經審核 千港元	地熱系統 未經審核 千港元	企業及 其他業務 未經審核 千港元	對銷 未經審核 千港元	綜合 未經審核 千港元
1,463	–	18,428	107,478	59,979	249,669	–	3,620,817
–	–	540	–	–	–	(540)	–
–	–	3,788	6,484	170	8,145	–	41,495
1,463	–	22,756	113,962	60,149	257,814	(540)	3,662,312
(218)	–	(25,751)	26,306	14,324	(42,089)		335,746
							14,608
							45,523
							(27,676)
							368,201
							(78,873)
(6,515)	(3,962)	–	–	–	(76)	–	(12,606)
–	–	(59)	22,821	–	10,188	–	32,809
–	–	–	–	–	(2,065)	–	(2,575)
							306,956
							(57,141)
							249,815
							(67,974)
							181,841

簡明綜合財務報表附註

2. 分類資料（續）

(a) 按業務分類（續）

截至二零零三年六月三十日止六個月

	啤酒業務 未經審核 千港元	零售業務 未經審核 千港元	奶製品業務 未經審核 千港元	高速及收費公路業務 未經審核 千港元	自來水處理業務 未經審核 千港元
分類收入：					
銷售予外界客戶	1,322,049	953,019	564,340	149,582	194,810
分類業務之間的銷售	–	–	–	–	–
其他收入	13,242	7,300	802	1,564	–
合計	1,335,291	960,319	565,142	151,146	194,810
分類業績	135,743	44,268	25,472	86,363	71,328
利息收入					
未經分配之收入及收益					
未經分配之開支					
經營業務溢利					
財務成本					
佔下列公司盈虧：					
共同控制公司	(3,451)	(658)	2,056	–	–
聯營公司	(96)	(45)	–	–	–
收購共同控制公司產生的商譽之攤銷	(339)	(171)	–	–	–
除税前溢利					
税項					
未計少數股東權益之溢利					
少數股東權益					
股東應佔日常業務純利					

簡明綜合財務報表附註

2. 分類資料(續)

(b) 按地區分類

	香港 截至六月三十日止六個月		中國大陸 截至六月三十日止六個月		海外 截至六月三十日止六個月		對銷 截至六月三十日止六個月		綜合 截至六月三十日止六個月	
	二零零四年 未經審核 千港元	二零零三年 未經審核 千港元	二零零四年 未經審核 千港元	二零零三年 未經審核 千港元	二零零四年 未經審核 千港元	二零零三年 未經審核 千港元	二零零四年 未經審核 千港元	二零零三年 未經審核 千港元	二零零四年 未經審核 千港元	二零零三年 未經審核 千港元
分類收入:										
銷售予外界客戶	**12,603**	6,906	**4,370,656**	3,542,328	**92,604**	71,583	**-**	-	**4,475,863**	3,620,817
分類業務之間的銷售	**7,367**	-	**-**	-	**15,158**	540	**(22,525)**	(540)	**-**	-
其他收入	**3,430**	8,315	**48,435**	33,180	**508**	-	**-**	-	**52,373**	41,495
分類收入合計	**23,400**	15,221	**4,419,091**	3,575,508	**108,270**	72,123	**(22,525)**	(540)	**4,528,236**	3,662,312

3. 營業額

營業額指:(1)售出貨品之發票總值減增值税、消費税及政府附加費並扣除退貨及貿易折扣後淨額;(2)扣除營業税、消費税及政府附加費後之酒店經營收入、路費收入以及所提供服務價值總額;(3)扣除增值税、營業税及政府附加費後適當比例的工程合約的工程收入;及(4)租金收入。

4. 其他收入及收益淨額

	截至六月三十日止六個月	
	二零零四年 未經審核 千港元	二零零三年 未經審核 千港元
其他收入淨額		
服務收入	**–**	1,496
投資收入	**8,898**	9,897
企業所得税及增值税退回	**13,001**	–
租金收入	**13,143**	13,132
其他	**41,066**	24,598
	76,108	49,123
收益淨額		
確認為收入之負商譽	**594**	8,351
出售固定資產所得收益淨額	**43**	19,321
出售長期投資所得收益	**1,320**	10,223
出售部份聯營公司所得收益	**22,208**	–
	24,165	37,895
	100,273	87,018

簡明綜合財務報表附註

5. 經營業務溢利

本集團之經營業務溢利已扣除：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	未經審核	未經審核
	千港元	千港元
折舊	**304,354**	243,946
無形資產攤銷	**51,815**	51,628
商譽攤銷	**12,320**	8,951

6. 財務成本

	截至六月三十日止六個月	
	二零零四年	二零零三年
	未經審核	未經審核
	千港元	千港元
可換股債券、銀行及須於五年內悉數償還之其他貸款之利息	**70,774**	77,311
其他貸款之利息	**93**	1,562
	70,867	78,873

7. 税項

	截至六月三十日止六個月	
	二零零四年	二零零三年
	未經審核	未經審核
	千港元	千港元
本集團：		
本期間－中華人民共和國（「中國」）		
香港	**194**	222
中國大陸	**105,017**	62,924
本期間－海外	**951**	341
以往期間超額撥備淨額	**–**	(431)
遞延税項	**(6,520)**	(6,799)
	99,642	56,257
共同控制公司：		
中國大陸	**7,374**	(1,112)
聯營公司：		
中國大陸	**994**	1,996
本期間之税項開支總額	**108,010**	57,141

香港利得税就期內在香港賺得之估計應課税溢利按17.5%（二零零三年：16%）税率撥備。中國大陸及海外業務之所得税乃按照現有法例、詮釋及慣例，根據期內賺取之估計應課税溢利按適用之税率作出撥備。

簡明綜合財務報表附註

8. 中期股息

	截至六月三十日止六個月	
	二零零四年	二零零三年
	未經審核	未經審核
	千港元	千港元
擬派二零零四年中期股息－每股普通股10港仙（二零零三年：10港仙）	**62,250**	62,250

9. 每股盈利

截至二零零四年六月三十日止六個月之每股基本及攤薄盈利乃根據以下數據計算：

盈利：

	截至二零零四年六月三十日止六個月
	未經審核
	千港元
用作計算每股基本盈利之股東應佔純利	**210,730**
扣除即期税項後，一間附屬公司之可換股債券債務部份涉及之本期間利息開支	**2,643**
假設悉數行使一間附屬公司發行之未行使可換股債券，於該附屬公司之權益因被攤薄而導致減少本期間應佔該附屬公司純利	**(7,256)**
用作計算每股攤薄盈利之股東應佔純利	**206,117**

普通股數目：

用作計算每股基本及攤薄盈利之期內已發行普通股之加權平均數	**622,500,000**

於期內行使本公司及本公司附屬公司北京發展之未行使購股權並無對本集團截至二零零四年六月三十日止六個月之每股基本盈利造成攤薄影響。

截至二零零三年六月三十日止六個月每股基本盈利乃根據該期間之股東應佔日常業務純利181,841,000港元與該期間已發行股份之加權平均數622,500,000股普通股計算。

截至二零零三年六月三十日止六個月期間之每股攤薄盈利並無呈列，原因是在該期間行使本公司及北京發展之尚未行使購股權以及本公司一家附屬公司－北京燕京啤酒股份有限公司（「燕京啤酒」）發行之可換股債券不會對本集團截至二零零三年六月三十日止六個月每股基本盈利造成攤薄影響。

簡明綜合財務報表附註

10. 應收貿易賬項及應收票據

集團內不同公司有不同的信貸政策，視乎各公司的市場需求及經營的業務而定。若干客戶獲准分三期清付工程合約款項。公司會編製應收貿易賬項及應收票據的賬齡分析並密切監察，以將應收款項涉及的任何信貸風險降至最低。

應收貿易賬項及應收票據於結算日之賬齡分析如下：

	二零零四年六月三十日 未經審核 千港元	二零零三年十二月三十一日 經審核 千港元
一年內	**921,461**	702,834
一至兩年	**65,845**	66,606
兩至三年	**22,085**	20,332
三年以上	**10,918**	3,722
	1,020,309	793,494
減：列作流動資產部份	**(981,105)**	(744,128)
長期部份	**39,204**	49,366

11. 應付貿易賬項及應付票據

於結算日，本集團按發票日期之應付貿易賬項及應付票據之賬齡分析如下：

	二零零四年六月三十日 未經審核 千港元	二零零三年十二月三十一日 經審核 千港元
一年內	**600,746**	625,678
一至兩年	**24,490**	17,200
兩至三年	**2,451**	16,142
三年以上	**9,505**	12,085
	637,192	671,105

12. 股本

	二零零四年六月三十日 未經審核 千港元	二零零三年十二月三十一日 經審核 千港元
法定股本：		
2,000,000,000 股每股面值0.10 港元之普通股	**200,000**	200,000
已發行及繳足股本：		
622,500,000 股每股面值0.10 港元之普通股	**62,250**	62,250

購股權

有關本公司購股權計劃及根據該計劃而發行的購股權的詳情載於第31頁至第34頁「須予披露之資料」一節「購股權計劃」一段。本期間未有購股權授出或獲行使。

簡明綜合財務報表附註

13. 或然負債

	本集團		本公司	
	二零零四年六月三十日未經審核千港元	二零零三年十二月三十一日經審核千港元	**二零零四年六月三十日未經審核千港元**	二零零三年十二月三十一日經審核千港元
就銀行授予本集團持作出售物業買家之按揭貸款作出之擔保	**–**	56,901	**–**	–
就授予共同控制公司之銀行備授信額度而作出之擔保	**–**	14,131	**–**	–
就燕京啤酒發行之可換股債券作出之擔保	**–**	–	**648,777**	659,444
	–	71,032	**648,777**	659,444

14. 資本承擔

本集團於結算日時有以下之資本承擔：

	本集團	
	二零零四年六月三十日未經審核千港元	二零零三年十二月三十一日經審核千港元
土地及樓宇：		
已批准但未訂約	**–**	2,485
已訂約但未撥備	**88,085**	119,897
	88,085	122,382
廠房及機器：		
已批准但未訂約	**–**	37,174
已訂約但未撥備	**104,024**	107,824
	104,024	144,998
向附屬公司及聯營公司繳入資本：		
已批准但未訂約	**158,840**	210,244
已訂約但未撥備	**3,529**	254,039
	162,369	464,283
資本承擔總額	**354,478**	731,663

本公司於二零零四年六月三十日並無重大資本承擔（二零零三年：無）。

15. 結算日後事項

(i) 於二零零四年八月六日，本公司的一家共同控制公司北京旅遊發展有限公司跟首都旅遊集團達成協議，把北京市建國飯店公司50.5%權益按1.53億港元轉讓予首都旅遊集團，體現了公司重組低回報資產的策略。

(ii) 於二零零四年二月十日，北京發展（及其他賣方）與衝浪平台軟件國際有限公司（「衝浪平台」）訂立一份有條件協議，據此，北京發展已同意轉讓其所有軟件業務之權益予衝浪平台，以換取衝浪平台向北京發展及其他賣方發行合共佔衝浪平台擴大後已發行股本75%（以全面攤薄為基礎）之新股。此交易於二零零四年八月完成，衝浪平台成為北京發展約佔56.29%股權之附屬公司。

衝浪平台為一間於香港聯合交易所有限公司管理的創業板上市的公司。衝浪平台的主要業務是軟件開發及在中國向國內用戶提供配備重寫核心的中文Linux作業系統，以及適用於各類硬件裝置（包括伺服器及個人電腦）的Linux作業平台式軟件。衝浪平台亦向客戶提供技術支援及售後服務。

16. 關連人士交易

公司名稱	交易性質	附註	截至六月三十日止六個月 二零零四年 未經審核 千港元	二零零三年 未經審核 千港元
最終控股公司:				
京泰實業(集團)有限公司及其聯營公司	租金收入	*(a)*	**1,337**	1,337
	租金及有關費用	*(a)*	**1,705**	2,221
附屬公司之合資夥伴及其聯營公司:				
北京燕京啤酒集團公司(「燕京啤酒集團」)及其聯營公司	購買瓶身標籤	*(b)*	**21,144**	26,644
	購買瓶蓋	*(b)*	**22,758**	18,850
	已付罐裝服務費用	*(c)*	**9,041**	8,086
	已付綜合支援服務費用	*(d)*	**7,323**	7,323
	租地費用	*(e)*	**822**	822
	已付商標特許權費用	*(f)*	**10,202**	7,479
	減:退回20%之廣告補助	*(f)*	**(2,040)**	(1,496)
北京三元集團公司(「三元集團」)及其聯營公司	購買未加工牛奶	*(g)*	**81,148**	91,478
	土地使用費	*(h)*	**1,512**	1,385
	收購一幅土地	*(i)*	**–**	12,247
	成立附屬公司	*(j)*	**4,616**	–
	出售附屬公司之股權	*(k)*	**4,720**	–
北京嘉銘投資有限公司(「嘉銘投資」)	出售附屬公司之股權	*(l)*	**16,104**	–
共同控制公司:				
北京麥當勞食品有限公司	銷售奶製品	*(g)*	**15,032**	21,444
上海三元昂立營養食品有限公司	銷售奶製品	*(g)*	**1,736**	–
燕京啤酒(曲阜三孔)有限責任公司	銷售麥芽及大麥	*(g)*	**450**	8,331

簡明綜合財務報表附註

16. 關連人士交易(續)

董事會認為,上述交易乃本集團於日常業務中進行。

附註:

(a) 有關租金乃參照租賃協議訂立時之公開市場租值釐定。

(b) 瓶身標籤及瓶蓋之購買價乃參照上年度協定之價格釐定,並每年參照上一年度北京之價格指數作出調整。

(c) 罐裝服務費用乃按相等於燕京啤酒集團所承擔罐裝服務成本加預先協定之利潤率之價格收取。

(d) 所付綜合支援服務費用包括下列各項:

– 保安及飯堂服務費,此乃根據上一年度之勞工、折舊及保養年費釐定,並每年參照北京之價格指數作出調整;及

– 有關燕京啤酒所用作為辦公室、飯堂及員工宿舍之物業之租金費用,乃參照有關協議訂立時之市場租值釐定。

(e) 租地費用乃按相互協定的數額每年人民幣1,744,000元收取。

(f) 商標特許權費用乃就使用「燕京」商標而支付,並按燕京啤酒之啤酒及礦泉水全年銷售額之1%釐定。燕京啤酒集團將退還向燕京啤酒所收取商標特許權費用之20%,供燕京啤酒用以發展及推廣「燕京」商標。

(g) 未經加工牛奶、奶製品、小麥及大麥之購買價乃參照市場價格釐定。

(h) 截至二零零四年十二月三十一日止年度之土地使用費按相互協定的數額人民幣3,210,000元(二零零三年:人民幣2,940,000元)收取。

(i) 代價乃按相互協定之金額人民幣13,000,000元支付。

(j) 本集團向該附屬公司之注資額乃根據三元食品與三元集團之全資附屬公司所訂立之合資協議作出。

(k) 已收代價乃根據雙方議定數額人民幣5,010,000元收取。

(l) 已收代價乃參考獨立中國資產估值師編製之估值報告而釐定。

須予披露之資料

董事

本公司於期內之董事如下：

執行董事：

衣錫群先生*（主席）*
張虹海先生*（副主席兼總裁）*
李福成先生*（副主席）*
郭迎明先生
劉　凱先生*（副總裁）*
包宗業先生
鄭萬河先生
魏恩鴻先生　（於二零零四年四月二十八日辭任）
畢玉璽先生　（於二零零四年四月二十八日辭任）
李　滿先生
李中根先生
郭普金先生　（於二零零四年四月二十八日獲委任）

非執行董事：

方　方先生　（於二零零四年四月二十一日辭任）

獨立非執行董事：

劉漢銓先生
李東海先生
王憲章先生
武捷思先生　（於二零零四年七月二日獲委任）
白德能先生　（於二零零四年七月二日獲委任）

董事之服務合約

於期內，劉凱先生與本公司更新其服務合約延長三年，該合約於二零零四年六月三十日時尚餘31個月屆滿。衣錫群先生及張虹海先生已與本公司訂立服務合約，於二零零四年六月三十日時分別尚餘47個月及29個月屆滿。

除上文披露者外，各董事概無與本公司訂有或擬訂不可由本公司於一年內毋須補償（法定補償除外）而終止之服務合約。

董事於合約之權益

期內，於本公司、其任何控股公司、附屬公司或同系附屬公司訂立而對本集團業務屬重大之任何合約中，董事概無直接或間接擁有重大權益。

董事於股份及相關股份之權益及淡倉

於二零零四年六月三十日，董事根據證券及期貨條例（「證券及期貨條例」）第352條記錄於本公司須置存之登記冊，或根據上市公司董事進行證券交易的標准守則須知會本公司及香港聯合交易所有限公司(「聯交所」)擁有下列於本公司或其相聯法團（定義見證券及期貨條例第XV部份）之股份及相關股份之權益及淡倉：

於本公司及相聯法團的相關股份之好倉：

董事於本公司之購股權之權益，另行於下文「購股權計劃」一節披露。

董事於股份及相關股份之權益及淡倉(續)

於相聯法團股份之好倉:

董事名稱	相聯法團名稱	持有之普通股數目	佔相聯法團已發行股本百分比
李福成先生	北京燕京啤酒股份有限公司@	20,419 #	0.0031
鄭萬河先生	北京王府井百貨(集團)股份有限公司@	45,738 #	0.0116

@ *上述所有相聯法團均為本公司之間接附屬公司*

\# *所有權益均由董事直接實益擁有*

除上文所披露者外,於二零零四年六月三十日,並無董事持有本公司或其任何相聯法團之股份或相關股份之權益或淡倉而須根據證券及期貨條例第352條記錄於置存之登記冊,或根據上市公司董事進行證券交易的標准守則須知會本公司及聯交所。

董事購入股份或債券之權利

除下文「購股權計劃」一段所披露者外,於期內任何時間概無向任何董事或彼等各自之配偶或其未成年子女授出可藉收購本公司股份或債券獲取利益之權利,彼等亦無於期內行使任何此等權利。本公司、其任何控股公司、附屬公司或同系附屬公司於期內概無參與訂立任何安排,致使董事可於任何其他法人團體獲得此等權利。

須予披露之資料

購股權計劃

本公司

本公司設有一項購股權計劃(「該計劃」),旨在向曾對本集團成就有所貢獻之合資格僱員提供鼓勵和獎勵。本公司董事局可酌情邀請本公司及其任何附屬公司之僱員(包括執行董事)按每份購股權1港元之價格,接納可認購本公司普通股之購股權。該項計劃於一九九七年五月十六日生效,除非該計劃另行取消或修訂,否則該計劃由當日起有效十年。

目前可以根據該計劃授出之未行使購股權,在行使時可認購之股份不得多於本公司任何時間已發行股份之10%(「購股權數上限」)。任何人士若全面行使購股權後,會導致該位人士根據先前獲授以及上述之購股權而獲發行及將予發行之本公司普通股股份總數超出購股權數上限之25%,則不得向該位人士授出購股權。

購股權不得轉讓,屬承授人個人所有。購股權可以全面或部份行使,或可視為全面或部份行使(視乎情況而定)。

購股權之行使期間由董事局酌情決定,然而,購股權不得在授出之日起十年後行使。購股權不得在該計劃獲准之日十年以後授出。

購股權之行使價由董事局釐定,但不得低於下列兩者中之較高者:(i)一股普通股之面值;及(ii)緊接該購股權授出之日前五個交易日,本公司普通股於聯交所所報之每股平均收市價之80%。

購股權計劃(續)

本公司(續)

以下是根據該計劃授出而於二零零四年六月三十日尚未行使之購股權:

		購股權數目			
參與者之姓名或類別	附註	於二零零四年一月一日	期內授出	期內失效	於二零零四年六月三十日
董事					
李福成先生	(a)	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
鄭萬河先生	(a)	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
魏恩鴻先生(附註(c))	(a)	200,000	–	(200,000)	–
	(b)	1,800,000	–	(1,800,000)	–
		2,000,000	–	(2,000,000)	–
李中根先生	(a)	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
其他僱員					
合計	(a)	320,000	–	–	320,000
	(b)	2,830,000	–	–	2,830,000
		3,150,000	–	–	3,150,000
		11,150,000	–	(2,000,000)	9,150,000

附註:

(a) 該等購股權於一九九八年三月三日授出,行使價為每股17.03港元。每位董事及僱員就其獲授之購股權支付之現金代價為1港元。該等購股權可於一九九八年九月一日起計其後十年內隨時行使。該等購股權於期內概未獲行使。

須予披露之資料

購股權計劃（續）

本公司（續）

附註：

(b) 該等購股權於一九九八年六月二十三日授出，行使價為每股17.03港元。每位董事及僱員就其獲授之購股權支付之代價為1港元。該等購股權可分成九個等份行使。首部份可於一九九九年一月一日起隨時行使，而其餘每一部份可於其後年度每年之一月一日起行使。所有（未行使）部份均可於二零零七年一月一日行使，而其後仍未被行使者將於二零零九年一月一日失效。該等購股權於期內概未獲行使。

(c) 由於魏恩鴻先生於二零零四年四月二十八日辭任，因此授予彼之購股權於同日失效。

於二零零四年六月三十日，本公司按計劃授出而尚未行使之購股權為9,150,000份，佔截止該日本公司已發行股本約1.47%。倘餘下之購股權獲悉數行使，按照本公司現時之股本結構，結果為本公司需額外發行9,150,000股普通股，其額外股本為915,000港元，而股份溢價（扣除任何發行開支前）為154,909,500港元。

北京發展

北京發展設立之購股權計劃（「北京發展計劃」），目的為推使北京發展之行政人員及主要僱員保持並提高股東之長遠利益，為北京發展及有關附屬公司吸引及保留具經驗及技能之僱員，並為僱員未來貢獻作出獎賞。合資格參與北京發展計劃的人士包括北京發展及其附屬公司之執行董事及僱員。北京發展計劃於二零零一年六月十八日生效，除另作取消或修訂外，否則於該日起十年內有效。

現時按北京發展計劃所授之未行使購股權經行使後數目最多相等於北京發展在任何時間內發行股份之10%。可發行予北京發展計劃內之每位合資格者之股份數目最多為當時按北京發展計劃已發行及可發行之股份總數25%。

承授人可於授出購股權建議日期起二十八天內以支付象徵性代價合共1港元接納此建議。授出購股權之行使時期由北京發展董事會決定，在某段取得行使權的時期起生效，及在接納購股權建議之日期起五年內或北京發展計劃之到期日（以較早者為準）終止。

須予披露之資料

購股權計劃（續）

北京發展（續）

購股權之行使價由北京發展董事釐定，惟不可低於(i)北京發展股份於授出購股權日期在聯交所所報之收市價；(ii)北京發展股份於緊接建議授出購股權日期前五個交易日在聯交所所報之平均收市價；及(iii)北京發展股份之面值。

購股權之持有人無權獲派股息或於北京發展股東大會上投票。

以下是截至二零零四年六月三十日止六個月根據北京發展計劃而尚未行使之購股權：

		購股權數目			
參與者之姓名或類別	*附註*	**於二零零四年一月一日**	**期內授出**	**期內失效**	**於二零零四年六月三十日**
僱員					
合計	*(a)*	9,800,000	–	(1,600,000)	8,200,000
	(b)	21,300,000	–	(1,200,000)	20,100,000
	(c)	2,800,000	–	–	2,800,000
		33,900,000	–	(2,800,000)	31,100,000

附註：

(a) 於二零零一年六月十九日授出之購股權行使價為每股1.13港元。該等購股權可分為兩或三個均等部份行使。首部份可於二零零二年一月一日起任何時間內行使，而其他每個部份則可在其後年度每年之一月一日起行使。除已行使之購股權外，所有購股權將在二零零六年六月二十六日作廢。

(b) 於二零零二年一月十八日授出之購股權行使價為每股1.00港元。該等購股權可分為三個均等部份行使。首部份可於二零零二年一月十八日起任何時間內行使，而其他每個部份則可在其後年度每年之一月一日起行使。除已行使之購股權外，所有購股權將在二零零七年一月十七日作廢。

(c) 於二零零三年十月二日授出之購股權行使價為每股1.05港元。該等購股權可分為三個均等部份行使。首部份可於二零零三年十月二日起任何時間內行使，而其他每個部份則可在其後年度每年之一月一日起行使。除已行使之購股權外，所有購股權將在二零零八年十月一日失效。

截至二零零四年六月三十日止六個月內概無購股權獲行使。於二零零四年六月三十日，北京發展按北京發展計劃授出而尚未行使之購股權為31,100,000份，佔截止該日北京發展已發行股本約6.3%。倘餘下之購股權獲悉數行使，按照北京發展現時之股本結構，結果為北京發展需額外發行31,100,000股普通股，其額外股本為31,100,000港元，而股份溢價（扣除任何發行開支前）為1,206,000港元。

主要股東及其他人士於股份及相關股份之權益

於二零零四年六月三十日，下列佔本公司已發行股本5%或以上之權益須記錄在本公司根據證券及期貨條例第336條所存置之權益冊內：

本公司股份之好倉：

名稱	附註	持有之普通股數目、地位及權益性質 直接實益擁有	透過受控制公司	合計	佔本公司已發行股本百分比
Modern Orient Limited		100,050,000	–	100,050,000	16.07
Beijing Enterprises Investments Limited	*(a)*	290,843,900	100,050,000	390,893,900	62.79
京泰實業（集團）有限公司	*(b)*	18,201,100	390,893,900	409,095,000	65.72

附註：

(a) 所披露之權益包括由Modern Orient Limited 擁有之股份。Modern Orient Limited 由 Beijing Enterprises Investments Limited 直接持有100%權益，因此，Beijing Enterprises Investments Limited 被視為擁有 Modern Orient Limited 所擁有股份之權益。

(b) 所披露之權益包括由Beijing Enterprises Investments Limited 及 Modern Orient Limited 擁有之股份。Modern Orient Limited 之控股公司 Beijing Enterprises Investments Limited 為一間由京泰實業（集團）有限公司間接持有50.37%權益之公司，因此，京泰實業（集團）有限公司被視為擁有 Beijing Enterprises Investments Limited 及 Modern Orient Limited 所擁有股份之權益。

除上文所述者外，於二零零四年六月三十日，概無其他人士（本公司之董事除外，其權益已列於上文「董事於股份及相關股份之權益及淡倉」一節）於根據證券及期貨條例第336條規定所存置之記錄冊中記錄於本公司股份或相關股份之權益或淡倉。

關連交易

本集團於期內進行之關連交易載於簡明綜合中期財務報表附註16。

本公司之獨立非執行董事已審閱並確認本集團所進行之該等關連交易乃(i)於本集團之日常業務中按一般商業條款，或按對本公司股東而言乃屬公平合理之條款進行；(ii)根據監管該等交易之協議條款進行；及(iii)在聯交所就關連交易授出之豁免函件所載之規限範圍內。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於期內並無購買、出售或贖回本公司任何上市證券。

規定控權股東必須履行特別責任之貸款協議

本公司於二零零一年取得一筆為期五年金額達1.8億美元之貸款。該項貸款協議載有若干條件，規定本公司之控股公司必須履行特別責任，若發生任何下列事項，即構成該筆貸款之不履約情況：

1. 倘本公司全部已發行股本50%以上之實益權益不再由中國北京市人民政府控制之人士或實體擁有；或

2. 倘本公司之任何控股公司於債項到期時停止或暫停向其一般債權人支付款項，或無法或承認無能力支付其債項，或宣佈或終告破產或無力償債。

公司管治

本公司致力確保高水平之公司管治及透明度，董事相信這將促進本集團之整體營運，並使本集團更具市場競爭力，藉以提高股東之投資價值。於回顧期內，本集團已採納一系列公司管治措施，藉以確保有效之內部監控制度及適當地授權。

審核委員會

本公司之審核委員會由本公司兩位獨立非執行董事所組成。

審閱中期業績

審核委員會已審閱本集團所採納之會計政策及討論內部監控和財務事宜，包括審閱截至二零零四年六月三十日止六個月之未經審核簡明綜合中期財務報表。

上市發行人董事進行證券交易的標準守則（「標準守則」）

本公司已採納聯交所證券上市規則（「上市規則」）附錄十所載之標準守則，以不遜於標準守則的條款，作為本公司董事的證券交易行為的守則。經向所有董事作出特定查詢後，董事於截至二零零四年六月三十日止六個月一直遵守標準守則所規定之標準。

最佳應用守則（「應用守則」）

董事局認為，本公司於本中期報告所涵蓋之會計期間內一直遵守上市規則附錄14所載之應用守則，惟本公司之獨立非執行董事並非按特定年期委任，而是根據本公司之公司組織章程細則於股東週年大會上輪值告退及膺選連任。

於網站刊發業績

本公司截至二零零四年六月三十日止六個月的中期報告，連同上市規則附錄16第46(1)至46(6)段規定的資料，將在適當時候在本公司網站(*www.behl.com.hk*)與聯交所網站(*www.hkex.com.hk*)刊發。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)
Stock code: 392

北京發展(香港)有限公司
Beijing Development (Hong Kong) Limited
(incorporated in Hong Kong with limited liability)
Stock code: 154

Xteam Software International Limited
(incorporated in the Cayman Islands with limited liability)
Stock code: 8178

POSTPONEMENT OF DESPATCH OF CIRCULAR OF BEIJING ENTERPRISES HOLDINGS LIMITED REGARDING A CONNECTED TRANSACTION CIRCULAR OF BEIJING DEVELOPMENT (HONG KONG) LIMITED REGARDING A VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTION CIRCULAR OF XTEAM SOFTWARE INTERNATIONAL LIMITED REGARDING MAJOR TRANSACTIONS, A MAJOR AND CONNECTED TRANSACTION, WHITEWASH WAIVER APPLICATION AND CONTINUING CONNECTED TRANSACTIONS

The respective boards of directors of Beijing Enterprises, Beijing Development and Xteam refer to their joint announcement dated 19 May 2004 in respect of the Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition, the Whitewash Waiver, the Transactions and the Cap Amounts.

As additional time is required to prepare the circulars to be despatched by Beijing Enterprises, Beijing Development and Xteam, each of the three companies has applied to the Stock Exchange, and in the case of Xteam to the Executive, for an extension of the deadline of despatching the three circulars under the Old Main Board Listing Rules, the Old GEM Listing Rules and, in the case of Xteam, the Takeovers Code to 30 June 2004.

The respective boards of directors of Beijing Enterprises, Beijing Development and Xteam refer to their joint announcement dated 19 May 2004 in respect of the Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition, the Whitewash Waiver, the Transactions and the Cap Amounts (the "Announcement"). Capitalised terms used in this announcement have the same meanings as defined in the Announcement.

Beijing Enterprises and Beijing Development would like to announce that they have appointed Kingston Corporate Finance Limited ("Kingston") as the independent financial adviser to their respective independent board committees to advise the respective independent shareholders of Beijing Enterprises and Beijing Development in respect of the Sale Transaction.

The Sale Transaction constitutes a connected transaction for Beijing Enterprises under the Old Main Board Listing Rules. According to Rule 14.29 of the Old Main Board Listing Rules, Beijing Enterprises is required to despatch a circular (the "BE Circular") to its shareholders setting out information about the Sale Transaction together with the letter from Kingston on or before 10 June 2004.

The Sale Transaction also constitutes a very substantial acquisition and a connected transaction for Beijing Development. According to Rules 14.08(2) and 14.29 of the Old Main Board Listing Rules, Beijing Development is required to despatch a circular (the "BD Circular") to its shareholders setting out information about the Sale Transaction together with the letter from Kingston on or before 10 June 2004.

The Snow Fair Acquisition and the Pantosoft Acquisition constitute major transactions for Xteam under the Old GEM Listing Rules. The Acquisition constitutes a major and connected transaction for Xteam under the Old GEM Listing Rules and involves the application for the Whitewash Waiver. After completion of the Deed, the Transactions will constitute continuing connected transactions for Xteam under the Existing GEM Listing Rules. According to Rules 19.38 and 20.37 of the Old GEM Listing Rules and Rule 8.2 of the Takeovers Code, Xteam is required to issue a circular to its shareholders (the "Xteam Circular") setting out details of the Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition, the Whitewash Waiver, the Transactions and the Cap Amounts together with accountants' reports on Snow Fair, Astoria and Wisdom Elite and a letter from Somerley Limited ("Somerley"), the independent financial adviser to the independent board committee of Xteam.

As additional time is required for the preparation of (i) the accountants' report on Snow Fair, Astoria and Wisdom Elite and other financial information on the Beijing Development Group and the Xteam Group to be included in the BD Circular and/or the Xteam Circular; (ii) the letters of advice from Kingston to be included in the BE Circular and the BD Circular; and (iii) the letter of advice from Somerley to be included in the Xteam Circular, each of Beijing Enterprises, Beijing Development and Xteam has applied to the Stock Exchange, and Xteam has applied to the Executive, for an extension of the deadline for despatching the three circulars under the Old Main Board Listing Rules, the Old GEM Listing Rules and, in the case of Xteam, the Takeovers Code to 30 June 2004.

The board of directors of Beijing Enterprises comprises Mr. Yi Xi Qun, Mr. Zhang Honghai, Mr. Li Fu Cheng, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Bao Zong Ye, Mr. Zheng Wan He, Mr. Li Man, Mr. Li Zhong Gen and Mr. Guo Pu Jin (who are executive Beijing Enterprises Directors), and Mr. Lau Hon Chuen, Ambrose, Mr. Lee Tung Hai, Leo and Mr. Wang Xian Zhang (who are independent non-executive Beijing Enterprises Directors).

The board of directors of Beijing Development comprises Mr. Zhang Honghai, Mr. Ng Kong Fat, Brian, Mr. E Meng and Mr. Zhao Jifeng (who are executive Beijing Development Directors), and Mr. Cao Guixing and Mr. Feng Ching Yeng, Frank (who are independent non-executive Beijing Development Directors).

The board of directors of Xteam comprises Mr. Ren Yi, Mr. Yang Feng, Mr. Peng Wen Sheng, Mr. Mak To Wai and Mr. Wu Meng Jie (who are executive Xteam Directors), Mr. Ma, and Mr. Liu Jun (who are non-executive Xteam Directors), and Mr. Wang Shi Yu and Mr. Cheng Shu Wing (who are independent non-executive Xteam Directors).

By Order of the Board	By Order of the Board	By Order of the Board
Beijing Enterprises Holdings Limited	**Beijing Development (Hong Kong) Limited**	**Xteam Software International Limited**
Zhang Honghai	**Ng Kong Fat, Brian**	**Ma Gary Ming Fai**
President	*Managing Director*	*Director*

Hong Kong, 8 June 2004

This announcement will remain on the GEM website at http://www.hkgem.com at the "Latest company announcements" page for 7 days from the date of its publication.

The Beijing Development Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to Beijing Enterprises and the Beijing Development Group (including the Software Businesses) and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts concerning Beijing Enterprises and/or the Beijing Development Group (including the Software Businesses) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Xteam Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that related to Beijing Enterprises and the Beijing Development Group (including the Software Businesses) and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts other than any related to Beijing Enterprises and the Beijing Development Group (including the Software Businesses) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in the ***(The Standard)***

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)
Stock code: 392

CONNECTED TRANSACTION

Beijing Development (Hong Kong) Limited
(incorporated in Hong Kong with limited liability)
Stock code: 154

VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTION

Xteam Software International Limited
(incorporated in the Cayman Islands with limited liability)
Stock code: 8178

MAJOR TRANSACTIONS
MAJOR AND CONNECTED TRANSACTIONS
AND CONTINUING CONNECTED TRANSACTION

The Snow Fair Acquisition and the Pantosoft Acquisition

The board of directors of Xteam is pleased to announce that each of the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement were entered into on 10 February 2004 in respect of the Snow Fair Acquisition and the Pantosoft Acquisition respectively.

Pursuant to the Cosmos Town Agreement, Cosmos Town has agreed to sell and Xteam has agreed to purchase a 22% interest in Snow Fair at a consideration of HK$3,500,010. Pursuant to the MC Capital Agreement, MC Capital has agreed to sell and Xteam has agreed to purchase a 9% interest in Snow Fair at a consideration of HK$1,421,000. Pursuant to the Pantosoft Acquisition Agreement, Fortune Leo has agreed to sell and Snow Fair has agreed to purchase a 49% interest in Pantosoft at a consideration of HK$15,598,190.

24,138,000 new Xteam Shares will be issued to Cosmos Town and 9,800,000 new Xteam Shares will be issued to MC Capital by Xteam as consideration for the Snow Fair Acquisition. To settle the consideration for the Pantosoft Acquisition, Xteam will issue 105,422,000 new Xteam Shares to Fortune Leo and Snow Fair will further pay HK$312,000 in cash to Fortune Leo. The 24,138,000 new Xteam Shares to be issued as consideration under the Cosmos Town Acquisition to Cosmos Town, the 9,800,000 new Xteam Shares to be issued as consideration under the MC Capital Acquisition to MC Capital and the new 105,422,000 Xteam Shares to be issued as consideration under the Pantosoft Acquisition to Fortune Leo represent: (i) approximately 3.48%, approximately 1.41% and approximately 15.21% of the existing issued share capital of Xteam respectively; and (ii) approximately 0.64%, approximately 0.26% and approximately 2.80% of the issued share capital of Xteam as enlarged by the issue of the Xteam Shares as consideration under the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition (assuming that the number of Consideration Shares which is expected to be issued is 2,926,103,814) respectively.

Under the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement, each Xteam Share will be issued at an issue price of HK$0.145, which represents (i) a discount of approximately 4.6% to the closing price of each Xteam Share of HK$0.152 as quoted on GEM on 6 February 2004, being the last trading day prior to the date of this announcement; (ii) a discount of approximately 3.3% to the average closing price per Xteam Share as quoted on GEM for the 10 consecutive trading days up to and including 6 February 2004 of approximately HK$0.150; and (iii) a premium of approximately 116.4% over the underlying net asset value per Xteam Share (based on the unaudited balance sheet of the Xteam Group as at 30 September 2003).

Completion of the Pantosoft Acquisition is conditional on, among other things, the completion of the Snow Fair Acquisition while the completion of the Cosmos Town Acquisition and the MC Capital Acquisition are not conditional on each other and are not conditional on the completion of the Pantosoft Acquisition.

The Snow Fair Acquisition and the Pantosoft Acquisition, in aggregate, constitute a major transaction for Xteam under the Old GEM Listing Rules. Accordingly, the Snow Fair Acquisition and the Pantosoft Acquisition are subject to approval by the Xteam Shareholders.

The Acquisition

The respective boards of directors of Beijing Enterprises, Beijing Development and Xteam are pleased to announce that the Deed was entered into on 10 February 2004 in respect of the Acquisition.

Pursuant to the Deed, an aggregate interest of 68% in Astoria and the entire issued share capital of Wisdom Elite will be sold by the Beijing Development Group and the Other Vendors to Xteam and Xteam will issue the Consideration Shares, representing 75% of the issued share capital of Xteam on a fully diluted basis to the Beijing Development Group and the Other Vendors. The actual number of Consideration Shares to be issued therefore depends on the number of Xteam Shares and any securities of Xteam which carry rights to subscribe for or convert into new Xteam Shares in issue or agreed to be issued by Xteam prior to the completion date of the Deed. Based on 693,007,938 Xteam Shares in issue at the date of this announcement and taken together with (i) the issuance of an aggregate of 139,360,000 new Xteam Shares by Xteam upon completion of the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement; and (ii) the exercise in full of 143,000,000 share options outstanding as at the date of this announcement and assuming Xteam will not issue or agree to issue any further Xteam Shares and securities carrying rights to subscribe for or convert into the Xteam Shares prior to the completion date of the Acquisition, a total of 2,926,103,814 new Xteam Shares will be issued by Xteam to the Beijing Development Group and the Other Vendors as Consideration Shares. The Software Businesses of the Beijing Development Group will be sold to the Xteam Group and Xteam will become a subsidiary of Beijing Development upon completion of the Acquisition.

Assuming that 2,926,103,814 new Xteam Shares will be issued as the Consideration Shares, such number of Consideration Shares represents (i) approximately 4.2 times the existing issued share capital of Xteam; (ii) 77.85 % of the issued share capital of Xteam as enlarged by the issue of new Xteam Shares pursuant to the Snow Fair Acquisition and the Pantosoft Acquisition and the issue of the Consideration Shares; and (iii) 75.0% of the issued share capital of Xteam as enlarged by the issue of the new Xteam Shares pursuant to the Snow Fair Acquisition and the Pantosoft Acquisition and the Consideration Shares and assuming all the outstanding 143,000,000 share options of Xteam are exercised in full.

After the issue of the Consideration Shares under the Acquisition and assuming that 139,360,000 new Xteam Shares will be issued upon completion of the Snow Fair Acquisition and the Pantosoft Acquisition and none of the 143,000,000 outstanding share options of Xteam is exercised, the Beijing Development Group will own approximately 56.29% of the voting rights in Xteam and Beijing Development and its concert parties (including but not limited to Cosmos Vantage, the Other Vendors, Cosmos Town, MC Capital and Fortune Leo) will in aggregate own approximately 82.06% of the voting rights in Xteam. Accordingly, Beijing Development and its concert parties would trigger a mandatory general offer obligation under Rule 26.1 of the Takeovers Code in the absence of the Whitewash Waiver. Beijing Development will apply to the Executive for the Whitewash Waiver under Note 1 of the Notes on dispensation from Rule 26 of the Takeovers Code. The Whitewash Waiver will, if granted, be subject to approval by the Independent Xteam Shareholders who are not involved in, or interested in, the Acquisition by an independent vote cast by way of a poll at the EGM.

Completion of the Acquisition is conditional on the completion of the Snow Fair Acquisition and the Pantosoft Acquisition.

After completion of the Acquisition, the Transactions will constitute non-exempt continuing connected transactions for Xteam and are subject to the reporting, announcement and independent shareholders' approval requirements under the Existing GEM Listing Rules and the Cap Amounts will be approved by the Independent Xteam Shareholders at the EGM.

As the above transactions were entered into prior to 31 March 2004 when the recent amendments to the Rules Governing the Listing of Securities on the Main Board and GEM came into effect, the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition are governed by the Old Main Board Listing Rules and/or the Old GEM Listing Rules (as the case may be) which were in effect immediately prior to 31 March 2004.

As disclosed in the Holding Announcement, the Listing Division of the Stock Exchange previously ruled that the Acquisition constituted a reverse takeover for Xteam under the Old GEM Listing Rules and the Sale Transaction constituted a spin-off for Beijing Development under the Old Main Board Listing Rules. Beijing Development and Xteam applied to the Listing Committees (as defined in the Holding Announcement) for such ruling to be reviewed by the Listing Committees. The Listing Committees have decided that the Acquisition does not constitute a reverse takeover for Xteam under Rule 19.06(5) of the Old GEM Listing Rules and the Sale Transaction is not subject to Practice Note 15 of the Old Main Board Listing Rules (which Practice Note relates to spin-offs), subject to the condition that Mr. Ma and all other Xteam Shareholders who are interested in the Acquisition must abstain from voting at the EGM in respect of the resolution for approving the Acquisition.

The Sale Transaction constitutes a very substantial acquisition for Beijing Development under the Old Main Board Listing Rules. Accordingly, the Sale Transaction is subject to approval by the Beijing Development Shareholders under Rule 14.07(1) of the Old Main Board Listing Rules. The Stock Exchange has indicated that the Sale Transaction will not be treated as a new listing application under Rule 14.07(3) of the Old Main Board Listing Rules. Beijing Enterprises is the parent company of Beijing Development holding approximately 55.81% of the issued share capital of Beijing Development. As Mr. Cai Tianhong is a substantial shareholder of Astoria and a director of Astoria and its subsidiary, the Sale Transaction constitutes a connected transaction for Beijing Enterprises and Beijing Development under Rule 14.23(1)(b) of the Old Main Board Listing Rules, and is therefore subject to approvals by the respective independent shareholders of Beijing Enterprises and Beijing Development. Mr. He and Mr. Li who are parties to the Deed and Beijing Development Shareholders together with Mr. and Mrs. Chung Kwok Ho who are shareholders of Cosmos Vantage, which is a party to the Deed, and Beijing Development Shareholders are required to abstain from voting at the extraordinary general meeting of Beijing Development in respect of the resolution to approve the Sale Transaction. Save for Mr. He, Mr. Li and Mr. and Mrs. Chung Kwok Ho who are Beijing Development Shareholders and parties to the Deed, no other Beijing Development Shareholders are required to abstain from voting in respect of the resolution to approve the Sale Transaction. No connected persons of Beijing Enterprises have any material interest in the Sale Transaction. Therefore, no shareholders of Beijing Enterprises will be required to abstain from voting in respect of the resolution to approve the Sale Transaction.

Each of Beijing Enterprises and Beijing Development will issue a circular containing particulars relating to the Sale Transaction, the recommendation from the independent board committee in respect of the Sale Transaction and the advice of the independent financial adviser to the independent board committee, together with the notice of an extraordinary general meeting, which will be despatched to their respective shareholders as soon as practicable in accordance with the requirements under the Old Main Board Listing Rules. An announcement will be made by Beijing Enterprises and Beijing Development after they have appointed their independent financial adviser for the purposes of advising their respective independent board committees in respect of the Sale Transaction.

The Acquisition constitutes a major and connected transaction for Xteam under Rules 19.06(3) and 20.12(1)(b) of the Old GEM Listing Rules respectively. Accordingly, the Acquisition is subject to approval by the Independent Xteam Shareholders by way of a poll at the EGM. As a condition to the decision of the Listing Committees, Mr. Ma and other Xteam Shareholders who are interested in the Acquisition will abstain from voting at the EGM in respect of the resolution for approving the Acquisition. An independent board committee of Xteam will be appointed to advise the Independent Xteam Shareholders in respect of the Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition, the Whitewash Waiver, the Transactions and the Cap Amounts. Somerley Limited has been appointed as the independent financial adviser to advise the independent board committee in respect of the Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition, the Whitewash Waiver, the Transactions and the Cap Amounts.

A document containing, among other things, particulars relating to the Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition, the Whitewash Waiver, the Transactions and the Cap Amount, the recommendation from the independent board committee of Xteam to the Independent Xteam Shareholders in respect of the Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition, the Whitewash Waiver, the Transactions and the Cap Amounts, the letter of advice from the independent financial adviser, Somerley Limited, to the independent board committee of Xteam in respect of the Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition, the Whitewash Waiver, the Transactions and the Cap Amounts and a notice convening the EGM will be despatched to the Xteam Shareholders as soon as practicable in accordance with the requirements under the Existing GEM Listing Rules (in the case of the Transactions), the Old GEM Listing Rules (in the case of the Snow Far Acquisition, the Pantosoft Acquisition and the Acquisition) and the Takeovers Code.

Beijing Development Shareholders and Xteam Shareholders should note that the respective completion of the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition are conditional on the satisfaction of a number of conditions precedent. There is no assurance that all the necessary approvals required to satisfy all the conditions precedent will be obtained. The release of this announcement does not in any way imply that the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition will be completed. Caution should be exercised when dealing in the Beijing Development Shares and/or the Xteam Shares.

Trading of the Xteam Shares on the GEM has been suspended at the request of Xteam with effect from 9:30 a.m. on 9 February 2004 pending the release of this announcement. Trading of the Beijing Development Shares on the Stock Exchange has been suspended at the request of Beijing Development with effect from 9:30 a.m. on 11 February 2004 pending the release of this announcement.

Applications have been made by Xteam and Beijing Development to the Stock Exchange for the resumption of the trading of the Xteam Shares and the Beijing Development Shares respectively with effect from 9:30 a.m. on 20 May 2004.

THE SNOW FAIR ACQUISITION AND THE PANTOSOFT ACQUISITION

The board of directors of Xteam is pleased to announce that on 10 February 2004, the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement were entered into in respect of the Snow Fair Acquisition and the Pantosoft Acquisition respectively.

The diagram below shows the shareholding structures of Snow Fair and Pantosoft as at the date of this announcement.


Mitsubishi Corporation (a company listed on the stock exchanges of Tokyo, Osaka, Nagoya and London)
Mr. Lau Tai Hang
100%
100%
Xteam
MC Capital
Cosmos Town
69%
9%
22%
Snow Fair
Mr. Kwok Tak Pui
Mr. Ding Wen Hui
51%
60%
40%
Pantosoft
Fortune Leo
49%
100%
Shanghai Pantosoft

The Cosmos Town Agreement

Date	:	10 February 2004
Vendor	:	Cosmos Town
Purchaser	:	Xteam
Subject assets	:	22 ordinary shares of Snow Fair owned by Cosmos Town, representing 22% of the issued share capital of Snow Fair
Consideration	:	The consideration for the sale and purchase of 22 ordinary shares of Snow Fair owned by Cosmos Town shall be HK$3,500,010, which shall be satisfied by Xteam allotting and issuing 24,138,000 new Xteam Shares to Cosmos Town, credited as fully paid, at an issue price of HK$0.145 per Xteam Share

Cosmos Town is a private investment holding company incorporated in the British Virgin Islands and is wholly and beneficially owned by Mr. Lau Tai Hang, who is a merchant and an independent third party not connected with Xteam, the Xteam Directors, chief executive, substantial shareholders or management shareholders of Xteam or any of their respective associates. Cosmos Town is not a party acting in concert with any of the Xteam Directors, chief executive, substantial shareholders or management shareholders of Xteam or any of their respective associates. As at the date of this announcement, Cosmos Town does not own any Xteam Shares. Cosmos Town will cease to be a shareholder of Snow Fair after completion of the Cosmos Town Agreement.

The terms and conditions of the Cosmos Town Agreement were determined after arm's length negotiations between the parties, in particular, with reference to the historical financial track record of Snow Fair and its subsidiaries and the future prospects of Snow Fair and its subsidiaries. Please refer to the sub-section headed "Reasons for and benefits of the Snow Fair Acquisition and the Pantosoft Acquisition" for further information on Snow Fair and its subsidiaries.

The MC Capital Agreement

Date	:	10 February 2004
Vendor	:	MC Capital
Purchaser	:	Xteam
Subject assets	:	9 ordinary shares of Snow Fair owned by MC Capital, representing 9% of the issued share capital of Snow Fair Snow Fair is a private investment holding company holding a 51% interest in Pantosoft
Consideration	:	The consideration for the sale and purchase of 9 ordinary shares of Snow Fair owned by MC Capital shall be HK$1,421,000, which shall be satisfied by Xteam allotting and issuing 9,800,000 new Xteam Shares to MC Capital, credited as fully paid, at an issue price of HK$0.145 per Xteam Share

MC Capital is a private investment holding company incorporated in the Netherlands and is a wholly-owned subsidiary of Mitsubishi Corporation of Japan, the securities of which are listed on the stock exchanges of Tokyo, Osaka, Nagoya and London, and an independent third party not connected with Xteam, the Xteam Directors, chief executive, substantial shareholders or management shareholders of Xteam or any of their respective associates. As at the date of this announcement, MC Capital owns 18,610,829 Xteam Shares, representing approximately 2.69% of the issued share capital of Xteam. MC Capital is not a party acting in concert with any of the Xteam Directors, chief executive, substantial shareholders or management shareholders of Xteam or any of their respective associates. Upon completion of the Snow Fair Acquisition and the Pantosoft Acquisition but before completion of the Acquisition (as more fully described in the section headed "The Acquisition" below), MC Capital will own approximately 3.41% of the issued share capital of Xteam. After completion of the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition (assuming that 2,926,103,814 Consideration Shares will be issued under the Deed), MC Capital will own approximately 0.76% of the then enlarged issued share capital of Xteam.

MC Capital will cease to be a shareholder of Snow Fair after completion of the MC Capital Agreement. The terms and conditions of the MC Capital Agreement were determined after arm's length negotiations between the parties, in particular, with reference to the historical financial track record of Snow Fair and its subsidiaries and the future prospects of Snow Fair and its subsidiaries. Please refer to the sub-section headed "Reasons for and benefits of the Snow Fair Acquisition and the Pantosoft Acquisition" for further information on Snow Fair and its subsidiaries.

The Pantosoft Acquisition Agreement

Date	:	10 February 2004
Vendor	:	Fortune Leo
Purchaser	:	Snow Fair
Subject assets	:	49 ordinary shares of Pantosoft owned by Fortune Leo, representing 49% of the issued share capital of Pantosoft

Consideration	:	The consideration for the sale and purchase of 49 ordinary shares of Pantosoft owned by Fortune Leo shall be HK$15,598,190, which shall be satisfied by Snow Fair procuring Xteam, which will hold the entire issued share capital of Snow Fair upon completion of the Pantosoft Acquisition, to allot and issue 105,422,000 new Xteam Shares to Fortune Leo, credited as fully paid, at an issue price of HK$0.145 per Xteam Share and the further payment of HK$312,000 in cash by Snow Fair

Fortune Leo is a private investment holding company incorporated in the British Virgin Islands. Fortune Leo is ultimately and beneficially owned by Mr. Ding Wen Hui as to 40% and by Mr. Kwok Tak Pui as to 60%. Fortune Leo and the beneficial owners of Fortune Leo are independent third parties not connected with Xteam, the Xteam Directors, chief executive, substantial shareholders or management shareholders of Xteam or any of their respective associates. Fortune Leo is not a party acting in concert with any of the Xteam Directors, chief executive, substantial shareholders or management shareholders of Xteam or any of their respective associates. As at the date of this announcement, Fortune Leo does not hold any Xteam Shares.

The terms and conditions of the Pantosoft Acquisition Agreement were determined after arm's length negotiations between the parties, in particular, with reference to the historical financial track record of Pantosoft and its subsidiary and the future prospects of Pantosoft and its subsidiary. Please refer to the sub-section headed "Reasons and benefits of the Snow Fair Acquisition and the Pantosoft Acquisition" for further information on Pantosoft and its subsidiary.

New Xteam Shares to be issued pursuant to the Snow Fair Acquisition and the Pantosoft Acquisition

The new Xteam Shares to be issued under the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement shall rank pari passu in all respects with the Xteam Shares in issue on the date of allotment and issue of such new Xteam Shares. The 24,138,000 new Xteam Shares to be issued as consideration under the Cosmos Town Agreement to Cosmos Town, the 9,800,000 new Xteam Shares to be issued as consideration under the MC Capital Agreement to MC Capital and the new 105,422,000 Xteam Shares to be issued as consideration under the Pantosoft Acquisition Agreement to Fortune Leo represent (i) approximately 3.48%, approximately 1.41% and approximately 15.21% of the existing issued share capital of Xteam respectively; and (ii) approximately 0.64%, approximately 0.26% and approximately 2.80% of the issued share capital of Xteam as enlarged by the issue of the Xteam Shares as consideration under the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition (assuming that the number of Consideration Shares which is expected to be issued is 2,926,103,814 as detailed in the section headed "The Acquisition" below) respectively. Please refer to the sub-section headed "the Deed" below for details of the Acquisition including the number of Consideration Shares which may be issued under the Deed.

The issue price of the new Xteam Shares to be issued under the Snow Fair Acquisition and the Pantosoft Acquisition was determined by the parties to the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement after arm's length negotiations in particular with reference to the market prices of Xteam Shares which have been traded at a premium over the net asset value per Xteam Share. The issue price of HK$0.145 for each Xteam Share to be issued under the Snow Fair Acquisition and the Pantosoft Acquisition represents (i) a

discount of approximately 4.6% to the closing price of each Xteam Share of HK$0.152 as quoted on GEM on 6 February 2004, being the last trading day prior to the date of this announcement; (ii) a discount of approximately 3.3% to the average closing price per Xteam Share quoted on GEM for the 10 consecutive trading days as quoted on GEM up to and including 6 February 2004 of approximately HK$0.150; and (iii) a premium of approximately 116.4% over the underlying net asset value per Xteam Share (based on the unaudited consolidated balance sheet of Xteam as at 30 September 2003). The Xteam Directors believe that such issue price is fair and reasonable when the interests of the Xteam Shareholders taken as a whole are considered.

Non-disposal undertakings

As requested by Xteam and agreed after arm's length negotiations between Xteam and each of Cosmos Town, MC Capital and Fortune Leo, each of Cosmos Town, MC Capital and Fortune Leo has undertaken under the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement that it will not sell, transfer, grant any option on or otherwise dispose of (or enter into any agreement to sell, transfer, grant any option on or otherwise dispose of), nor permit the registered holder(s) to sell, transfer, grant any option on or otherwise dispose of (or to enter into any agreement to sell, transfer, grant any option on or otherwise dispose of) any of its direct or indirect interest in the Xteam Shares to be issued to them under the Cosmos Town Agreement, the MC Capital Agreement or the Pantosoft Acquisition Agreement (as the case may be) from the respective date of such issue until 31 May 2004. The Xteam Directors believe that such lock-up arrangement is beneficial to the Xteam Shareholders as it will help demonstrate the commitment of Cosmos Town, MC Capital and Fortune Leo in respect of their investments in Xteam.

Conditions precedent

Completion of the Pantosoft Acquisition is conditional on, among other things, completion of the Snow Fair Acquisition, while the completion of the Cosmos Town Acquisition and the MC Capital Acquisition are not conditional on each other and are not conditional upon the completion of the Pantosoft Acquisition. Save for the above, completion of the Snow Fair Acquisition and the Pantosoft Acquisition are subject to the following conditions precedent:

1. approval for the listing of, and permission to deal in, the new Xteam Shares to be issued under the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement, being granted by the GEM Listing Committee of the Stock Exchange;
2. (if required) the granting of the consent by the Executive in relation to the transactions contemplated under the Cosmos Town Agreement, the MC Capital Agreement and/or the Pantosoft Acquisition Agreement;
3. in respect of the Cosmos Town Acquisition, approval by the Independent Xteam Shareholders for the transactions contemplated under the Cosmos Town Agreement including but not limited to the allotment and issue of the new Xteam Shares to be allotted and issued to Cosmos Town as settlement of the consideration for the Cosmos Town Acquisition;
4. in respect of the MC Capital Acquisition, approval by the Independent Xteam Shareholders for the transactions contemplated under the MC Capital Agreement including but not limited to the allotment and issue of the new Xteam Shares to be allotted and issued to MC Capital as settlement of the consideration for the MC Capital Acquisition;

5. in respect of the Pantosoft Acquisition, approval by the Independent Xteam Shareholders for the transactions contemplated under the Pantosoft Acquisition Agreement including but not limited to the allotment and issue of the new Xteam Shares to Fortune Leo as settlement of the consideration for the Pantosoft Acquisition;
6. no act, omission, transaction or any other circumstances having occurred which constitutes a breach of any of the warranties given by Cosmos Town under the Cosmos Town Agreement or MC Capital under the MC Capital Agreement or Fortune Leo under the Pantosoft Acquisition Agreement; and
7. the obtaining by Cosmos Town, MC Capital and Fortune Leo of all necessary consents which are required or desirable to be obtained by them for the completion of the Cosmos Town Agreement, the MC Capital Agreement or the Pantosoft Acquisition Agreement.

Completion of the Snow Fair Acquisition and the Pantosoft Acquisition shall take place on the third business day after satisfaction or waiver (in respect of conditions 6 and 7 above, in the absolute discretion of Xteam (in the case of the Snow Fair Acquisition) or Snow Fair (in the case of the Pantosoft Acquisition)) of the above conditions precedent or upon such later date as may be agreed by Xteam (in the case of the Snow Fair Acquisition) or Snow Fair (in the case of the Pantosoft Acquisition) in writing.

Listing Rules requirements

As the Snow Fair Acquisition and the Pantosoft Acquisition were entered into prior to 31 March 2004, the date when the recent amendments to the Rules Governing the Listing of Securities on GEM became effective, the Snow Fair Acquisition and the Pantosoft Acquisition are governed by the Old GEM Listing Rules.

The Snow Fair Acquisition and the Pantosoft Acquisition, when aggregated, constitute a major transaction for Xteam under the Old GEM Listing Rules. Accordingly, the Snow Fair Acquisition and the Pantosoft Acquisition are subject to approval by the Xteam Shareholders.

Application for listing

Xteam will apply to the Stock Exchange for the listing of, and permission to deal with, the new Xteam Shares to be issued under the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement.

Reasons for and benefits of the Snow Fair Acquisition and the Pantosoft Acquisition

As set out in the announcement of Xteam dated 2 October 2002 and the circular of Xteam dated 28 October 2002, Xteam acquired a 51% interest in Snow Fair for a total consideration of HK$12,224,000, of which HK$9,391,000 was settled by cash and HK$2,833,000 was settled by the issue of 5,666,000 new Xteam Shares at an issue price of HK$0.50 each.

As set out in another announcement of Xteam dated 10 December 2002 and another circular of Xteam dated 31 December 2002, Xteam acquired a further 18% interest in Snow Fair for a total consideration of HK$4,300,000, which was fully settled by cash.

Snow Fair is currently owned as to 69% by Xteam, 22% by Cosmos Town and 9% by MC Capital. Pantosoft is owned as to 51% by Snow Fair and 49% by Fortune Leo. After completion of the Snow Fair Acquisition and the Pantosoft Acquisition, Snow Fair and Pantosoft will become wholly-owned subsidiaries of Xteam.

Pantosoft holds the entire registered capital of Shanghai Pantosoft. Shanghai Pantosoft is principally engaged in the development of educational software as well as digital education campus in the PRC.

The Xteam Group is one of the software businesses endorsed by the PRC Government in the provision of credit system educational software which is used by colleges and other education institutions for recording credits of their students. Snow Fair and its subsidiaries successfully expanded their geographic reach to secure over 200 technical institutions in 16 provinces and municipalities, including Beijing, Shanghai and Chongqing. The Xteam Directors consider that the business development of Shanghai Pantosoft has been satisfactory after the acquisition by Xteam of its majority stake in Snow Fair over one year ago.

In view of the promotion of e-education by the PRC Government resulting in growing opportunities in the PRC e-education market, the results of Snow Fair and the performance of Shanghai Pantosoft, the Xteam Directors believe that the Snow Fair Acquisition and the Pantosoft Acquisition provide Xteam with an opportunity to further increase its investment interest in Snow Fair with a view to further capitalising upon the growing e-education market. The Xteam Directors (including the independent non-executive Xteam Directors) consider that the Snow Fair Acquisition and the Pantosoft Acquisition are in the best interest of Xteam and the Xteam Shareholders.

Under the Takeovers Code, disclosing any unaudited profit/loss of Snow Fair, Pantosoft and/or Shanghai Pantosoft may be treated as a profit forecast under the Takeovers Code and may have to be reported on in accordance with Rule 10 of the Takeovers Code. As the Snow Fair Acquisition and the Pantosoft Acquisition, in aggregate, constitute a major transaction for Xteam, an accountants' report on Snow Fair is required to be prepared and to be included in a circular to be dispatched to the Xteam Shareholders. The accountants' report will include the audited consolidated results of Snow Fair for (a) the period from 17 October 2001 (the date of incorporation) to 31 March 2002; (b) the year ended 31 March 2003 and (c) the period from 1 April 2003 to 31 December 2003. As the auditing work on the financial information on Snow Fair has not been completed, Xteam will not be in a position to comply with the reporting requirements under Rule 10 of the Takeovers Code if any of the unaudited results of Snow Fair is disclosed in this announcement. The financial results of Snow Fair will be included in the circular and the announcement regarding the despatch of the circular.

THE ACQUISITION

The board of directors of Beijing Enterprises, the board of directors of Beijing Development and the board of directors of Xteam are pleased to announce that the Deed was entered into on 10 February 2004 in respect of the Acquisition.

The diagram below shows the shareholding structures of Astoria and Wisdom Elite as at the date of this announcement.


Beijing Enterprises
55.81%
Beijing Development
(Note 1)
Capinfo Co. Ltd
(a company
listed on GEM)
Mr. Chung
Kwok Ho
(Note 1)
100%
100%
100%
100%
Capinfo
(Hong Kong)
Co. Ltd
E-tron
Prime
Technology
Cosmos
Vantage
Mr. He
(Note 1)
Mr. Li
(Note 1)
5%
51%
72%
20%
4%
4%
Other Vendors
(Note 2)
44%
Astoria
B E
Information
100%
Wisdom
Elite

Notes:

1. Mr. Chung Kwok Ho, the sole beneficial owner of Cosmos Vantage, and his wife held 76,000 Beijing Development Shares representing approximately 0.02% of the issued share capital of Beijing Development as at the date of this announcement. Each of Mr. He and Mr. Li held 4,533,760 Beijing Development Shares, representing approximately 0.9% of the issued share capital of Beijing Development as at the date of this announcement. Save for the above, no other party to the Deed held any Beijing Development Shares as at the date of this announcement.

2. The remaining 44% interests in Astoria are owned as to 11.0% by Mr. Liu Jun, 10.1% by Mr. Cai Tianhong, 10.1% by Mr. Chen Daqing, 4.4% by Ms. Zheng Xiaohua, 3.0% by Mr. He, 3.0% by Mr. Li and 2.4% by Mr. Yang Xiping.

The Deed

Date : 10 February 2004

Vendors : *In respect of Astoria*

1. E-tron, a wholly and beneficially owned subsidiary of Beijing Development, which has agreed to sell 510 shares of Astoria, representing 51% of the issued share capital of Astoria
2. Zheng Xiaohua, who has agreed to sell 44 shares of Astoria, representing 4.4% of the issued share capital of Astoria
3. Cai Tianhong, who has agreed to sell 39 shares of Astoria, representing 3.9% of the issued share capital of Astoria
4. Chen Daqing, who has agreed to sell 39 shares of Astoria, representing 3.9% of the issued share capital of Astoria
5. Liu Jun, who has agreed to sell 15 shares of Astoria, representing 1.5% of the issued share capital of Astoria
6. Yang Xiping, who has agreed to sell 9 shares of Astoria, representing 0.9% of the issued share capital of Astoria
7. Mr. He, who has agreed to sell 12 shares of Astoria, representing 1.2% of the issued share capital of Astoria
8. Mr. Li, who has agreed to sell 12 shares of Astoria, representing 1.2% of the issued share capital of Astoria

In respect of Wisdom Elite

B E Information has agreed to sell 100 shares of Wisdom Elite, representing 100% of the issued share capital of Wisdom Elite

B E Information is beneficially owned as to 72% by Prime Technology, 20% by Cosmos Vantage, 4% by Mr. He and 4% by Mr. Li.

Cosmos Vantage is wholly and beneficially owned by Mr. Chung Kwok Ho. Mr. Chung and his wife together held 76,000 Beijing Development Shares as at the date of this announcement.

Cosmos Vantage is a substantial shareholder of B E Information. Mr. He, Mr. Li are the respective chief executives of Wisdom Elite and its subsidiary. Ms. Zheng Xiaohua and Mr. Cai Tianhong are both directors of Astoria and its subsidiary. Mr. Cai Tianhong, Mr. Liu Jun and Mr. Chen Daqing are substantial shareholders of Astoria. Accordingly Cosmos Vantage, Mr. He, Mr. Li, Ms. Zheng Xiaohua, Mr. Cai Tianhong, Mr. Liu Jun and Mr. Chen Daqing, who are parties to the Deed, are connected persons of Beijing Development and Beijing Enterprises under the Old Main Board Listing Rules.

Purchaser : Xteam

Subject assets :

1. 680 shares of Astoria, representing 68% of the issued share capital of Astoria
2. 100 shares of Wisdom Elite, representing the entire issued share capital of Wisdom Elite

Consideration : Xteam shall issue the Consideration Shares to E-tron, the Other Vendors and the shareholders of B E Information, as directed by B E Information, representing in aggregate 75% of the issued share capital of Xteam on a fully-diluted basis on completion of the Deed after taking into consideration (i) all new Xteam Shares which would be issued assuming full exercise of all outstanding share options granted or agreed to be granted over any Xteam Shares, all rights to acquire or convert into any new Xteam Shares granted or agreed to be granted, and all rights of subscription or conversion into new Xteam Shares granted or agreed to be granted, on or prior to the completion of the Deed; (ii) all new Xteam Shares to be issued or agreed to be issued on or prior to the completion of the Deed; and (iii) all new Xteam Shares to be issued pursuant to the Snow Fair Acquisition and the Pantosoft Acquisition. The actual number of Consideration Shares to be issued therefore depends on the number of Xteam Shares as at completion of the Deed and any securities of Xteam which carry rights to subscribe for or convert into new Xteam Shares in issue or agreed to be issued by Xteam prior to the completion date of the Deed.

Based on 693,007,938 Xteam Shares in issue as at the date of this announcement, the 139,360,000 Xteam Shares to be issued under the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement and 143,000,000 share options outstanding as at the date of this announcement and assuming Xteam will not issue or agree to issue any Xteam Shares or securities carrying rights to subscribe for or convert into new Xteam Shares (other than the 139,360,000 new Xteam Shares which will be issued by Xteam pursuant to the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement) prior to the completion date of the Deed, a total of 2,926,103,814 Consideration Shares shall be issued by Xteam under the Deed, of which:

1. 217,967,375 new Xteam Shares will be issued by Xteam to E-tron;
2. an aggregate of 72,655,790 new Xteam Shares will be issued by Xteam to the Other Vendors pro rata to the number of Astoria's shares sold by each of them to Xteam; and
3. as directed by B E Information and to effect the Proposed Distribution, 1,897,546,070 new Xteam Shares will be issued to Prime Technology, 527,096,129 new Xteam Shares will be issued to Cosmos Vantage, 105,419,225 new Xteam Shares will be issued to Mr. He and 105,419,225 new Xteam Shares will be issued to Mr. Li by Xteam. Please refer to the section headed "The Proposed Distribution" for details of the Proposed Distribution.

Save as disclosed above, as at the date of this announcement, no other outstanding securities issued by Xteam carrying rights to subscribe for or convert into new Xteam Shares exist.

Based on the closing price of the Xteam Shares of HK$0.152 as quoted on GEM on 6 February 2004 (being the last trading day of Xteam Shares prior to the date of this announcement) and assuming a total of 2,926,103,814 Consideration Shares to be issued, the monetary value of the consideration for the Acquisition is approximately HK$445 million.

As at the date of this announcement, Xteam is an independent third party not connected with Beijing Enterprises and Beijing Development, the directors, chief executives and substantial shareholders of Beijing Enterprises or Beijing Development or any of their respective subsidiaries or any of their respective associates and Xteam is not a connected person of Beijing Enterprises and Beijing Development under the Old Main Board Listing Rules.

Beijing Development, E-tron, B E Information, the shareholders of B E Information (namely Prime Technology, Cosmos Vantage (including its beneficial owner), Mr. He and Mr. Li) and the Other Vendors (i) are independent third parties not connected with Xteam, the Xteam Directors, the chief executive, substantial shareholders and management shareholders of Xteam or any of their

respective associates and (ii) are not parties acting in concert with any of the Xteam Directors, the chief executive, substantial shareholders and management shareholders of Xteam or any of their respective associates.

Among the Other Vendors, (i) Mr. He and his associates hold 4,533,760 Beijing Development Shares, representing approximately 0.9% of the issued share capital of Beijing Development and (ii) Mr. Li and his associates hold 4,533,760 Beijing Development Shares, representing approximately 0.9% of the issued share capital of Beijing Development, as at the date of this announcement. Save for Mr. He and Mr. Li, no Other Vendors and their respective associates is a Beijing Development Shareholder. Mr. Chung Kwok Ho, the sole beneficial shareholder of Cosmos Vantage, together with his wife was interested in 76,000 Beijing Development shares as at the date of this announcement; representing approximately 0.02% of the issued share capital of Beijing Development.

The terms and conditions, including the consideration, of the Deed (including the consideration of the Acquisition) were determined after arm's length negotiations between the parties, in particular, with reference to the historical financial track record of the Software Businesses, the price-to-earnings ratios of other listed companies which are principally engaged in the development of software, the future prospects of the Software Businesses and the synergy between the Software Businesses and the business of the Xteam Group. The aggregate audited net profits of the Software Businesses for the year ended 31 December 2003 was approximately HK$41.3 million. Based on the closing price per Xteam Share of HK$0.152 as quoted on GEM on 6 February 2004 (being the last trading day of the Xteam Shares prior to the date of this announcement) and 2,926,103,814 Consideration Shares to be issued under the Deed, the consideration for the Acquisition is approximately HK$444.8 million and the historical price to earnings ratio of the Software Businesses is approximately 11.28 times.

The Consideration Shares

The Consideration Shares to be issued under the Deed shall rank pari passu in all respects with the Xteam Shares in issue on the date of allotment and issue of the Consideration Shares. Xteam has undertaken to Beijing Development and the Other Vendors that it will not from the date of this announcement to the completion date of the Deed, issue or enter into any agreement to issue (i) any new Xteam Shares, other than those which may be issued pursuant to (a) the exercise of the 143,000,000 outstanding share options of Xteam; (b) the Cosmos Town Agreement; (c) the MC Capital Agreement; and (d) the Pantosoft Acquisition Agreement; and (ii) any securities carrying rights to subscribe for or convert into new Xteam Shares. On this basis, the maximum number of Xteam Shares that may be issued under the Deed to the Beijing Development Group and the Other Vendors is 2,926,103,814 Consideration Shares. Assuming 2,926,103,814 Xteam Shares shall be issued as Consideration Shares, such number of Consideration Shares represents (i) approximately 4.2 times the existing issued share capital of Xteam; (ii) 77.85% of the issued share capital of Xteam as enlarged by the issue of the new Xteam Shares under the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement as well as the Consideration Shares; and (iii) 75.0% of the issued share capital of Xteam as enlarged by the issue of new Xteam Shares under the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement as well as the Consideration Shares, assuming all the outstanding 143,000,000 share options of Xteam had been exercised in full.

Apart from the above outstanding share options, there are no other outstanding options, warrants or securities convertible into new Xteam Shares or other securities of Xteam.

Non-disposal undertakings

As requested by Xteam, each of E-tron, the Other Vendors, Prime Technology and Cosmos Vantage, has undertaken under the Deed that, it will not sell, transfer, grant any option over or otherwise dispose of (or enter into any agreement to sell, transfer, grant any option over or otherwise dispose of), nor permit the registered holder to sell, transfer, grant any option over or otherwise dispose of (or to enter into any agreement to sell, transfer, grant any option over or otherwise dispose of) any if its direct or indirect interest in the Consideration Shares to be issued to it or him or her under the Deed, from the issue date of such Consideration Shares to the date falling six months after completion of the Deed, save for (i) the Proposed Distribution, (ii) any transfer of the Consideration Shares by each of E-tron and Prime Technology to their respective associated companies (i.e. their subsidiaries, holding companies or subsidiaries of such holding companies) and (iii) any sale, transfer or otherwise disposal in order to maintain the public float of Xteam required under the GEM Listing Rules requested by the Stock Exchange or the SFC.

Upwise is a company wholly and beneficially owned by Mr. Ma. As at the date of this announcement, Upwise holds 74,821,349 Xteam Shares, representing approximately 10.8% of the existing issued share capital of Xteam. In view of Xteam's request for E-tron, the Other Vendors, Prime Technology and Cosmos Vantage to give the above non-disposal undertaking, E-tron, the Other Vendors, Prime Technology and Cosmos Vantage have also requested Upwise, as the substantial shareholder of Xteam, to undertake and Upwise has undertaken under the Deed that it will not sell, transfer, grant any option over or otherwise dispose of (or enter into any agreement to sell, transfer, grant any option over or otherwise dispose of), nor permit the registered holder to sell, transfer, grant any option over or otherwise dispose of (or to enter into any agreement to sell, transfer, grant any option over or otherwise dispose of) any of its interest in the 74,821,349 Xteam Shares held by it as at the date of the Deed from the date of the Deed to the date falling six months after completion of the Deed.

The Xteam Directors believe that the above lock-up arrangement is beneficial to the Xteam Shareholders and helps demonstrate the new investors' commitment in respect of their investments in Xteam and at the same time allows flexibility for the new investors to help restore the minimum public float of Xteam, if and when necessary.

Conditions precedent

Completion of the Deed is subject to, among other things, the following conditions precedent:

1. approval for the Sale Transaction being obtained from the Beijing Development Shareholders who are allowed to vote in respect of the Sale Transaction under the Old Main Board Listing Rules;
2. approval being obtained from the Independent Xteam Shareholders in respect of, among other things, the Acquisition and the Whitewash Waiver, who are allowed to vote under the Old GEM Listing Rules and the Takeovers Code, such vote to be by way of a poll;
3. approval being obtained from the Xteam Shareholders in respect of the increase in authorised share capital of Xteam from HK$10 million to HK$100 million in accordance with Xteam's memorandum and articles of association and the relevant Cayman Islands legislation;
4. the Executive granting the Whitewash Waiver to Beijing Development and the parties acting in concert with it;

5. approval for the listing of, and permission to deal in, the Consideration Shares being granted by the GEM Listing Committee;

6. the approval of the MC Capital Acquisition, the Cosmos Town Acquisition and/or the Pantosoft Acquisition, as the case may be, by the Xteam Shareholders, who are not involved in, or interested in, the MC Capital Acquisition, the Cosmos Town Acquisition and/or the Pantosoft Acquisition, as the case may be, and are allowed to vote in respect of such resolution(s) under the Takeovers Code, if necessary;

7. all the warranties given by the parties to the Deed, as the case may be, remaining true and accurate and not misleading up to and including the completion date of the Deed and the relevant parties to the Deed having performed all of the covenants and agreements under the Deed;

8. approval being obtained from the Independent Xteam Shareholders in respect of the Transactions and the Cap Amounts in accordance with the requirements under the GEM Listing Rules, such vote to be by way of a poll;

9. any other necessary consents from third parties (including governmental or official or regulatory authorities) and all other necessary consents and approvals required pursuant to any legal or regulatory requirement being obtained;

10. completion of the proposed transfer of Becom's software business to the subsidiary of Wisdom Elite; and

11. completion of the Snow Fair Acquisition and the Pantosoft Acquisition.

Please refer to the sub-section headed "Reasons for and benefits of the Acquisition" for details of Becom's software business and the relevant transfer and the section headed "Continuing connected transactions after completion of the Acquisition" for details of the Transactions and the Cap Amounts.

Completion of the Deed shall take place on the third business day after satisfaction or waiver of the above conditions precedent in accordance with the Deed or upon such other date as may be agreed between Xteam and Beijing Development. Conditions 1, 2, 3, 4, 5, 6 and 8 stated above cannot be waived by any parties to the Deed. If condition 11 is waived, the Acquisition may then proceed without the MC Capital Acquisition, the Cosmos Town Acquisition and/or the Pantosoft Acquisition being completed. If the Snow Fair Acquisition and the Pantosoft Acquisition are not completed, based on 693,007,938 Xteam Shares in issue as at the date of this announcement and 143,000,000 share options outstanding as at the date of this announcement, and assuming Xteam will not issue or agree to issue any Xteam Shares or securities carrying rights to subscribe for or convert into new Xteam Shares prior to the completion date of the Acquisition, 2,508,023,814 Consideration Shares will be issued by Xteam under the Deed.

Whitewash Waiver application

Under the Deed, Consideration Shares representing 75% of the enlarged issued share capital of Xteam on a fully diluted basis (as more fully described in the paragraph headed "the Deed" above) will be issued by Xteam to the Beijing Development Group and the Other Vendors upon completion of the Deed. Xteam has undertaken to Beijing Development and the Other Vendors that it will not from the date of this announcement to the completion date of the Deed, issue or enter into any agreement to issue (i) any new Xteam Shares, other than those which may be issued pursuant to (a) the exercise of the 143,000,000 outstanding share options of Xteam; (b) the Cosmos

Town Agreement; (c) the MC Capital Agreement; and (d) the Pantosoft Acquisition Agreement; and (ii) any securities carrying rights to subscribe for or convert into new Xteam Shares. On this basis, the maximum number of Xteam Shares that may be issued under the Deed to the Beijing Development Group and the Other Vendors is 2,926,103,814 Consideration Shares. Based on the closing price of HK$0.152 of each Xteam Share as quoted on GEM on 6 February 2004 (being the last trading day of the Xteam Shares prior to the date of this announcement) and 2,926,103,814 Consideration Shares to be issued under the Deed, the consideration for the Acquisition is approximately HK$444.8 million and the historical price to earnings ratio of the Software Businesses is approximately 11.28 times. Immediately after completion of the Acquisition and assuming (i) 2,926,103,814 Consideration Shares will be issued by Xteam under the Deed, (ii) 139,360,000 new Xteam Shares will be issued by Xteam upon completion of the Snow Fair Acquisition and the Pantosoft Acquisition and (iii) none of the 143,000,000 outstanding share options of Xteam is exercised, the Beijing Development Group will hold 56.29% of the voting rights of Xteam and Beijing Development and its concert parties (including Cosmos Vantage, the Other Vendors, Cosmos Town, MC Capital and Fortune Leo) will in aggregate hold approximately 82.06% of the voting rights in Xteam. Accordingly, Beijing Development would trigger a mandatory general offer obligation under Rule 26.1 of the Takeovers Code unless it obtains the Whitewash Waiver from the Executive.

Beijing Development and its concert parties will apply to the Executive for the Whitewash Waiver under Note 1 of the Notes on dispensation from Rule 26 of the Takeovers Code. Save for MC Capital, who owns 18,610,829 Xteam Shares, representing 2.69% of the issued share capital of Xteam, Beijing Development and its concert parties did not own any Xteam Shares as at the date of this announcement. Beijing Development and its concert parties have not acquired any Xteam Shares in the past six months prior to the date of this announcement.

The Whitewash Waiver will, if granted, be subject to approval by the Independent Xteam Shareholders who are not involved in, or interested in, the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition by an independent vote cast on a poll at a general meeting of Xteam. Mr. Ma holding 116,681,821 Xteam Shares (a non-executive Xteam Director and the Chairman of the board of directors of Xteam) who was involved in the negotiations in respect of the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition and together with his concert parties will abstain from voting in respect of the Whitewash Waiver. Save for the involvement of Mr. Ma in the negotiation of the Agreement, Mr. Ma has no other relationship with Beijing Development, Prime Technology, E-tron, Becom, Cosmos Vantage and the Other Vendors.

Listing Rules requirements

As the Deed was entered into prior to 31 March 2004, the date when the recent amendments to the Rules Governing the Listing of Securities on the Main Board and GEM came into effect, the transactions under the Deed are governed by the Old Main Board Listing Rules and the Old GEM Listing Rules.

As disclosed in the Holding Announcement, the Listing Division of the Stock Exchange previously ruled that the Acquisition constituted a reverse takeover for Xteam under the Old GEM Listing Rules and the Sale Transaction constituted a spin-off for Beijing Development under the Old Main Board Listing Rules. Beijing Development and Xteam applied to the Listing Committees (as defined in the Holding Announcement) for such ruling to be reviewed by the Listing Committees. The Listing Committees have decided that the Acquisition does not constitute a reverse takeover for Xteam under Rule 19.06(5) of the Old GEM Listing Rules and the Sale Transaction is not

subject to Practice Note 15 of the Old Main Board Listing Rules (which Practice Note relates to spin-offs), subject to the condition that Mr. Ma and all other Xteam Shareholders who are interested in the Acquisition must abstain from voting at the EGM in respect of the resolution for approving the Acquisition.

In respect of Beijing Enterprises and Beijing Development

Very substantial acquisition for Beijing Development

As the aggregate consideration for the Sale Transaction exceeds 100% of the published net tangible asset value of the Beijing Development Group as at 30 June 2003, the Sale Transaction constitutes a very substantial acquisition for Beijing Development under the Old Main Board Listing Rules. Accordingly, the Sale Transaction is subject to approval by the Beijing Development Shareholders under Rule 14.07(1) of the Old Main Board Listing Rules. The Stock Exchange has indicated that the Sale Transaction will not be treated as a new listing application under Rule 14.07(3) of the Old Main Board Listing Rules.

Connected transactions for Beijing Enterprises and Beijing Development

Beijing Enterprises is the parent company of Beijing Development holding approximately 55.81% of the issued share capital of Beijing Development. As Mr. Cai Tianhong is a substantial shareholder of Astoria and a director of Astoria and its subsidiary, the Sale Transaction constitutes a connected transaction for Beijing Enterprises and Beijing Development under Rule 14.23(1)(b) of the Old Main Board Listing Rules and is therefore subject to approvals by the respective independent shareholders of Beijing Enterprises and Beijing Development.

Apart from being a shareholder of Beijing Development, Beijing Enterprises is not interested in the sale of shares in Astoria and Wisdom Elite by the Beijing Development Group pursuant to the Deed.

Mr. He and Mr. Li who are parties to the Deed and Beijing Development Shareholders together with Mr. and Mrs. Chung Kwok Ho who are shareholders of Cosmos Vantage, which is a party to the Deed, and Beijing Development Shareholders are required to abstain from voting at the extraordinary general meeting of Beijing Development in respect of the resolution to approve the Sale Transaction. Save for Mr. He, Mr. Li, Mr. and Mrs. Chung Kwok Ho, no other Beijing Development Shareholder is required to abstain from voting in respect of the Sale Transaction.

No connected persons of Beijing Enterprises have any material interest in the Sale Transaction. Therefore, no shareholders of Beijing Enterprises are required to abstain from voting in respect of the resolution to approve the Sale Transaction.

In respect of Xteam

As (i) the consideration for the Acquisition exceeds 50% of the latest published net tangible asset value of the Xteam Group as at 30 September 2003 as adjusted by the effects of the placing carried out by Xteam in October 2003 and (ii) the number of Consideration Shares exceeds 50% of the number of Xteam Shares in issue, the Acquisition constitutes a major transaction for Xteam under Rule 19.06(3) of the Old GEM Listing Rules. In addition, the Acquisition also constitutes a connected transaction for Xteam under Rule 20.12(1)(b) of the Old GEM Listing Rules because Beijing Development will become a controlling shareholder of Xteam and will appoint representatives as directors of Xteam after completion of the Acquisition. Accordingly, the Acquisition is subject to approval by the Independent Xteam Shareholders by way of a poll at the

EGM. In accordance with the decision of the Listing Committees, Mr. Gary Ma, and other Xteam Shareholders who are interested in the Acquisition will abstain from voting at the EGM in respect of the resolution for approving the Acquisition.

Application for listing

Xteam will apply to the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares.

Board of directors of Xteam

The board of directors of Xteam currently comprises 9 members, including 5 executive directors, 2 non-executive directors and 2 independent non-executive directors. Upon completion of the Acquisition, Beijing Development intends to nominate such number of representatives to become Xteam Directors as shall constitute a majority of the board of the Xteam Directors. Beijing Development has not decided upon the identity of the persons that it will nominate as its representatives on the board of Xteam. The biographies of the representatives to be nominated by Beijing Development will be included in the circular of Xteam to be despatched to the Xteam Shareholders in connection with the Acquisition.

Increase in the authorised share capital of Xteam

As at the date of this announcement, the authorised share capital of Xteam is HK$10 million comprising 1,000,000,000 Xteam Shares. The issued share capital of Xteam is approximately HK$6.93 million comprising 693,007,938 Xteam Shares in issue. In order to facilitate the issue of the Consideration Shares under the Deed, the board of directors of Xteam proposes to increase the authorised share capital of Xteam from HK$10 million to HK$100 million by the creation of an additional 9,000,000,000 Xteam Shares. According to the memorandum and articles of association of Xteam, the proposed increase of authorised share capital of Xteam is subject to approval by the Xteam Shareholders by way of an ordinary resolution. As set out in the paragraph headed "Conditions precedent" above, completion of the Acquisition is subject to, among other things, the passing of an ordinary resolution by the Xteam Shareholders at the EGM approving the proposed increase of the authorised share capital of Xteam.

Reasons for and benefits of the Acquisition

The Software Businesses

Beijing Development acquired a 51% interest in Astoria in 14 April 2003. Astoria is principally engaged in the development and sale of re-employment and e-government software systems to government authorities.

The Beijing Development Group first acquired a 60% interest in Wisdom Elite in January 2003. As a result of such internal reorganisation, B E Information has become an intermediate holding company of the Beijing Development Group's information technology business and Wisdom Elite has become a wholly-owned subsidiary of B E Information. Please refer to Beijing Development's announcement dated 7 October 2003 and its circular dated 29 October 2003 for further details of the internal reorganisation of the information technology business of the Beijing Development Group. Wisdom Elite Group is principally engaged in the development and sale of social security information management systems and tax information management systems in the PRC. The clients of Wisdom Elite include governmental agencies and private enterprises in the PRC.

The software business of Becom is currently mainly related to the development and sale of educational and information management software and systems in the PRC. The customers of such software business include the Beijing Education Bureau and various schools in Beijing, the PRC. Becom is owned as to 95% by B E Information and 5% by 北京教育網絡和信息中心 (Beijing Education Network and Information Center) under the Beijing Education Bureau. The minority shareholder of Becom is an independent third party not connected with Beijing Development, the directors, chief executive and substantial shareholders of Beijing Development or any of its subsidiaries or any of their respective associates and accordingly, it is not a connected person of Beijing Development under the Old Main Board Listing Rules. In order to further rationalize the corporate structure of the information technology business of the Beijing Development Group, it is planned that the entire software business of Becom (including all the existing relevant contracts, intangible assets and staff) will be transferred by Becom to Beijing Enterprises VST Software Technology Co. Ltd. (北京北控偉仕軟件工程技術有限公司), a wholly-owned PRC subsidiary of Wisdom Elite, at nil consideration prior to the completion of the Acquisition. The Beijing Development Directors believe that this will further enhance the business prospects and competitiveness of the Wisdom Elite Group in the PRC software development market.

The Beijing Development Directors believe that the Software Businesses have established strong business relationships with a number of government departments in the PRC, such as the Beijing Education Bureau, the Labour and Social Security and Tax Authorities in the PRC. This gives the Software Businesses a strong foundation for further business development in the PRC.

The audited net profit before and after tax of Becom's software business for the two years ended 31 December 2003 are set out in the following table:

	For the year ended 31 December 2002	**For the year ended 31 December 2003**
	HK$	*HK$*
Audited net profit before tax	2,995,000	11,647,000
Audited net profit after tax	2,995,000	11,647,000

The software business of Becom will be transferred to Wisdom Elite prior to completion of the Deed. The transfer of such business will mainly include the transfer of the personnel and the business contracts in progress. No material assets and liabilities will be transferred to Wisdom Elite.

The audited consolidated net profit before and after tax of Wisdom Elite for the period from 26 August 2002 (date of incorporation) to 31 December 2003 was HK$23,770,000. The audited total assets and consolidated net tangible assets of Wisdom Elite as at 31 December 2003 were HK$29,494,000 and HK$25,657,000 respectively.

The audited consolidated net profit before and after tax of Astoria for the period from 20 January 2003 (date of incorporation) to 31 December 2003 was HK$5,912,000. The audited total assets and consolidated net tangible assets of Astoria as at 31 December 2003 were HK$9,413,000 and HK$5,920,000 respectively.

No extraordinary items were recorded by (i) Becom for the two years ended 31 December 2003, (ii) Wisdom Elite for the period from 26 August 2002 to 31 December 2003 and (iii) Astoria for the period from 26 August 2002 to 31 December 2003.

As explained above in the section headed "The Deed", the financial information on the Software Businesses will be included in the respective circulars of Beijing Development and Xteam to be despatched to their respective shareholders and in an announcement to be made jointly by Beijing Development and Xteam when the circulars are despatched.

The Xteam Group

The Xteam Group is principally engaged in the provision of Chinese Linux operating systems with kernel rewritten to specifically cater for Chinese users in the PRC and the provision of software based on the Linux operating platform for various hardware appliances including servers, mobile network systems and personal computers in the PRC. The Xteam Group also provides technical support and after-sales services to its customers. The Xteam Directors believe that the Xteam Group has established a strong business presence in the Chinese Linux software market in the PRC. In 2002, Xteam received "The Best Linux Product Award" from China Center of Information Industry Development of the Ministry of Information Industry. Xteam has been focusing on the e-government market in the PRC and was recognized as one of the "Top 100 e-Government IT Enterprises in the PRC" for the second year by China Weekly in October 2003.

As stated above, Xteam has in aggregate acquired a 69% interest in Snow Fair which in turn holds a 51% interest in Pantosoft. Shanghai Pantosoft is a wholly-owned subsidiary of Pantosoft. The entering into of the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement allows the Xteam Group to acquire the remaining 31% interest in Snow Fair and the remaining 49% interest in Pantosoft. Upon completion of the Snow Fair Acquisition and the Pantosoft Acquisition, Snow Fair, Pantosoft and Shanghai Pantosoft will become wholly-owned subsidiaries of Xteam.

The head office of the Xteam Group is in Beijing. The Xteam Group has set up a sales office in Shanghai and a representative office in each of Guangzhou, Qingdao and Wuhan.

The audited profit/(loss) before and after tax and minority interests of the Xteam Group for the two years ended 31 March 2003 and the unaudited profit/(loss) before and after tax and minority interests of the Xteam Group for the nine months ended 31 December 2003 are set out in the following table.

	For the year ended 31 March		**For the nine months ended 31 December**	
	2002	**2003**	**2002**	**2003**
	(audited)	**(audited)**	**(unaudited)**	**(unaudited)**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Profit/(loss) before tax and minority interests	3,478	(10,327)	2,615	(9,034)
Profit/(loss) after tax and minority interests	3,478	(10,589)	1,987	(10,776)

No extraordinary items were recorded by the Xteam Group for the two years ended 31 March 2003 and the nine months ended 31 December 2003.

The results of the Xteam Group was greatly affected by the outbreak of SARS in the PRC in early 2003. Despite the Xteam Group recorded an unaudited net profit of approximately HK$2.0 million for the nine months ended 31 December 2002, the Xteam Group made an audited net loss of approximately HK$10.6 million for the year ended 31 March 2003. As the SARS impact started to diminish, the Xteam Group recorded modest growth in turnover for the three month ended 31 December 2003. The unaudited turnover of the three months ended 31 December 2003 amounted to approximately HK$15.9 million, representing an increase of approximately 152% from that of the three months ended 30 September 2003 and an increase of approximately 8.9% from that of the three months ended 31 December 2002.

The unaudited net asset value and total assets value of the Xteam Group as at 30 September 2003 was approximately HK$46.2 million and HK$61.1 million respectively. In October 2003, Xteam issued 53 million Xteam Shares through a placing which raised net cash proceeds of approximately HK$8 million.

Benefits and effects of the Acquisition

The Beijing Development Group is principally engaged in the provision of information technology solutions to several industries in the PRC (including the Software Businesses and the systems integration business, hardware and software solution businesses carried out by other subsidiaries of B E Information), internet and communication related services (including an internet service provider consultancy business), restaurant operations and property investment. It is a business strategy of Astoria and Wisdom Elite to continue to establish close business relationships with the various government departments in the PRC with a focus on the e-government and e-education market. The Xteam Group will continue to develop its Chinese Linux based software business in the PRC, including the e-government and e-education business segments.

Immediately after completion of the Acquisition, Xteam will become a 56.29% owned subsidiary of Beijing Development (assuming that the number of Consideration Shares which is to be issued under the Deed is 2,926,103,814). Astoria and Wisdom Elite will continue to be subsidiaries of Beijing Development after completion of the Acquisition. Assuming (i) 2,926,103,814 Consideration Shares shall be issued by Xteam under the Deed, (ii) 139,360,000 new Xteam Shares will be issued upon completion of the Snow Fair Acquisition and the Pantosoft Acquisition and (iii) none of the 143,000,000 outstanding share options of Xteam is exercised, the indirect attributable and effective interests of Beijing Development in Astoria and Wisdom Elite will decrease from 51% and 72% respectively to approximately 38.3% and approximately 56.29% respectively upon completion of the Acquisition. As described above, business of Astoria and Wisdom Elite and that of the Xteam Group are both software related. The Beijing Enterprises Directors, the Beijing Development Directors and the Xteam Directors believe that the Software Businesses and the business of the Xteam Group are in the same line of business and are complementary with each other. The combination of the two businesses will allow the Software Businesses to further enhance its technical capability and expertise while at the same time giving the Xteam Group opportunities to develop closer business relationships with various government departments in the PRC. The Beijing Enterprises Directors, the Beijing Development Directors and the Xteam Directors believe that the enlarged Xteam Group (including the Software Businesses) after completion of the Acquisition will be in a stronger position to capitalize, capture the opportunities available and to foster the rapid deployment of Linux technology in the PRC as a result of the promotion of e-government and e-education by the PRC Government.

Based on the above, the Beijing Enterprises Directors, the Beijing Development Directors (after evaluating the dilution effect to Beijing Development's effective interest in the Software Businesses and the expected benefits of combining the businesses of the Xteam Group and the Software Businesses as stated above) and the Xteam Directors believe that the Acquisition is in the best interest of Beijing Enterprises, Beijing Development and Xteam respectively and the terms of the Deed are fair and reasonable as far as the respective interests of the Beijing Enterprises Shareholders the Beijing Development Shareholders and the Xteam Shareholders are concerned.

As set out in the Prospectus, the objective of the Xteam Group is to become one of the prominent Linux developers in the Internet computing environment in the PRC in light of the increasing prevalence of the Internet and the merits of the Linux operating system in the Internet computing environment in the PRC. To achieve such business objective, one of the strategies of the Xteam Group is to acquire or form alliances with companies providing synergies and technological support. The Xteam Directors believe that the proposed combination of the business of the Xteam Group and the Software Businesses through the Acquisition is in line with the business objective and strategies of the Xteam Group as stated in the Prospectus.

The Stock Exchange has stated that it will closely monitor all future acquisitions or disposals of assets by Xteam. If the Xteam Shares remain listed on the Stock Exchange, any acquisition or disposal of assets by Xteam will be subject to the provisions of the Existing GEM Listing Rules. Pursuant to the Existing GEM Listing Rules, the Stock Exchange has discretion to require Xteam to issue a circular to its shareholders where an acquisition or disposal by Xteam is proposed, irrespective of the size of the proposed acquisitions or disposals of assets, particularly where such proposed acquisitions and disposals of assets represent a departure from the principal activities of Xteam. The Stock Exchange has the power to aggregate a series of acquisitions and disposals of assets by Xteam and any such acquisitions and disposals of assets may result in Xteam being treated as if it were a new listing applicant and subject to the requirements for new listing application as set out in the Existing GEM Listing Rules (including payment of a new listing fee).

THE PROPOSED DISTRIBUTION

B E Information is a 72% owned direct subsidiary of Prime Technology. Cosmos Vantage owns a 20% interest in B E Information and each of Mr. Li and Mr. He holds a 4% interest in B E Information. Mr. Li and Mr. He are respectively chief executives of Wisdom Elite and its subsidiary and are connected persons of Beijing Enterprises and Beijing Development. Mr. Chung Kwok Ho, the sole beneficial owner of Cosmos Vantage, is a director of certain subsidiaries of B E Information. Each of Mr. Li and Mr. He is also one of the Other Vendors under the Deed for the sale of their respective interests in Astoria. Under the Deed (assuming the issue of 139,360,000 new Xteam Shares upon completion of the Snow Fair Acquisition and the Pantosoft Acquisition and taking into account the 143,000,000 outstanding share options of Xteam), Mr. Li will be allotted 5,128,644 Consideration Shares and Mr. He will be allotted 5,128,644 Consideration Shares for the sale of their interests in Astoria.

In order to give effect to the allotment and issue of the Consideration Shares to the shareholders of B E Information, including Prime Technology, Cosmos Vantage, Mr. Li and Mr. He, as directed by B E Information under the Deed, B E Information intends to carry out the Proposed Distribution. Pursuant to the Proposed Distribution (assuming the issue of 139,360,000 new Xteam Shares upon completion of the Snow Fair Acquisition and the Pantosoft Acquisition and taking into account the 143,000,000 outstanding share options of Xteam), 2,635,480,649 Consideration Shares will be distributed by B E Information to its shareholders on a pro rata basis based on the proportion of

shares in B E Information held by each of such shareholders by way of distribution in specie. The Proposed Distribution is subject to the relevant requirements under the British Virgin Islands law and the memorandum and articles of association of B E Information. Under the Proposed Distribution, 1,897,546,070 Consideration Shares will be distributed to Prime Technology, 527,096,129 Consideration Shares will be distributed to Cosmos Vantage, 105,419,225 Consideration Shares will be distributed to Mr. He and 105,419,225 Consideration Shares will be distributed to Mr. Li assuming that the total number of Consideration Shares which will be issued by Xteam under the Deed is 2,926,103,814.

SHAREHOLDING STRUCTURE OF XTEAM

The table below shows the existing shareholding structure of Xteam and the structure immediately after completion of the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition.

	Existing Shareholding	Percentage	Immediately after completion of Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition	Percentage	Immediately after completion of the Acquisition (assuming the Snow Fair Acquisition and the Pantosoft Acquisition are not completed)	Percentage
The Beijing Development Group	—	0.00%	2,115,513,445	56.29%	1,813,250,125	56.65%
Cosmos Vantage	—	0.00%	527,096,129	14.02%	451,784,943	14.11%
Other Vendors						
Mr. He	—	0.00%	110,547,869	2.94%	94,752,854	2.96%
Mr. Li	—	0.00%	110,547,869	2.94%	94,752,854	2.96%
Ms. Zheng Xiaohua	—	0.00%	18,805,028	0.50%	16,118,176	0.50%
Mr. Cai Tianhong	—	0.00%	16,668,093	0.44%	14,286,565	0.45%
Mr. Chen Daqing*	—	0.00%	16,668,093	0.44%	14,286,565	0.45%
Mr. Liu Jun*	—	0.00%	6,410,805	0.17%	5,494,833	0.17%
Mr. Yang Xiping*	—	0.00%	3,846,483	0.10%	3,296,899	0.10%
Cosmos Town*	—	0.00%	24,138,000	0.64%	—	0.00%
MC Capital*	18,610,829	2.69%	28,410,829	0.76%	18,610,829	0.58%
Fortune Leo*	—	0.00%	105,422,000	2.81%	—	0.00%
Beijing Development and its concert parties	18,610,829	2.69%	3,084,074,643	82.06%	2,526,634,643	78.93%
Mr. Ma	116,681,821	16.84%	116,681,821	3.10%	116,681,821	3.65%
Certain other Xteam Directors	7,701,469	1.11%	7,701,469	0.21%	7,701,469	0.24%
Other Xteam Shareholders						
Other existing public Xteam Shareholders*	550,013,819	79.36%	550,013,819	14.63%	550,013,819	17.18%
	693,007,938	100%	3,758,471,752	100%	3,201,031,752	100%
* public Xteam Shareholders	568,624,648	82.05%	734,910,029	19.55%	591,702,947	18.48%

Note: Assuming that apart from the new Xteam Shares to be allotted and issued pursuant to the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement and the Consideration Shares, no further new Xteam Shares and securities carrying rights to subscribe for or convert into new Xteam Shares or otherwise will be allotted and issued after the date of the Deed and before the completion of the Acquisition (including any new Xteam Shares which may be issued upon exercise of the outstanding share options of Xteam), 2,926,103,814 Consideration Shares will be issued under the Deed.

Shareholding structure of Xteam as at the date of this announcement is as follows:



Mr. Ma
Certain other Xteam Directors
MC Capital
Public Xteam Shareholders
16.84%
1.11%
2.69%
79.36%
Xteam

After completion of the Snow Fair Acquisition and the Pantosoft Acquisition but before completion of the Acquisition, the structure of the Xteam Group will be as follows:



Mr. Lau Tai Hang
Mitsubishi Corporation
Mr. Kwok Tak Pui
Mr. Ding Wen Hui
100%
100%
60%
40%
Cosmos Town
MC Capital
Fortune Leo
Mr. Ma
Certain other Xteam Directors
Other Xteam Shareholders
2.90%
3.41%
12.67%
14.02%
0.92%
66.08%
Xteam
100%
Snow Fair
100%
Pantosoft
100%
Shanghai Pantosoft

After completion of the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition, the structure of the Xteam Group will be as follows:



Beijing Enterprises
55.81%
Beijing Development (Note 1)
Mr. Chung Kwok Ho
100%
100%
100%
E-tron
Prime Technology
Cosmos Vantage (Note 4)
Mr. Li
Mr. He
Other Vendors (other than Mr. Li and Mr. He) (Note 2)
5.80%
50.49%
14.02%
2.94%
2.94%
1.66%
Mr. Kwok Tak Pui
Mr. Ding Wen Hui
Mitsubishi Corporation
Mr. Lau Tai Hang
60%
40%
100%
100%
Mr. Ma
Certain other Xteam Directors (Note 3)
Fortune Leo
MC Capital
Cosmos Town (Note 5)
Other existing public Xteam Shareholders
3.10%
0.20%
2.80%
0.76%
0.64%
14.63%
Xteam
100%
Other existing business of the Xteam Group
Snow Fair
68% (Note 4)
100%
Astoria
Wisdom Elite
100%
Pantosoft
100%
Shanghai Pantosoft

Notes:

1. Mr. Chung Kwok Ho, the sole beneficial owner of Cosmos Vantage, and his wife held 76,000 Beijing Development Shares representing approximately 0.02% of the issued share capital of Beijing Development as at the date of this announcement. Each of Mr. He and Mr. Li held 4,533,760 Beijing Development Shares, representing approximately 0.9% of the issued share capital of Beijing Development as at the date of this announcement. Save for the above, no other party to the Deed held any Beijing Development Shares as at the date of this announcement.

2. The 1.66% interests in Xteam will be owned by Ms. Zheng Xiaohua as to 0.50%, Mr. Cai Tianhong as to 0.44%, Mr. Chen Daqing as to 0.44%, Mr. Liu Jun as to 0.17% and Mr. Yang Xiping as to 0.10%.

3. The 0.20% interests in Xteam will be owned by Mr. Wu Meng Jie and Mr. Ren Yi (both are executive Xteam Directors) as to 0.16% and 0.04% respectively.

4. The remaining shareholding interests in Astoria are held by the Other Vendors as to 27% (9.5% by Mr. Liu Jun, 6.2% by Mr. Cai Tianhong, 6.2% by Mr. Chen Daqing, 1.5% by Mr. Yang Xiping, 1.8% by Mr. Li and 1.8% by Mr. He) and Capinfo (Hong Kong) Co. Ltd. as to 5%. Capinfo (Hong Kong) Co. Ltd. is a wholly-owned subsidiary of Capinfo Co. Ltd., the shares of which are listed on GEM. Mr. He, Mr. Li are the respective chief executives of Wisdom Elite and its subsidiary. Ms. Zheng Xiaohua and Mr. Cai Tianhong are directors of Astoria and its subsidiary. Accordingly, Mr. He, Mr. Li, Ms. Zheng Xiaohua and Mr. Cai Tianhong are connected persons of Beijing Enterprises and Beijing Development under the Old Main Board Listing Rules.

5. Cosmos Vantage is a substantial shareholder of B E Information and is thus a connected person of Beijing Enterprises and Beijing Development under the Old Main Board Listing Rules.

Both Mr. He and Mr. Li are chief executives of Wisdom Elite and its subsidiary and two of the Other Vendors, namely Mr. Cai Tianhong and Ms. Zheng Xiaohua, are both directors of Astoria and its subsidiary. As at the date of the Deed, Mr. He, Mr. Li, Mr. Cai Tianhong and Ms. Zheng Xiaohua held 3%, 3%, 10.1% and 4.4% of the issued share capital of Astoria respectively. Upon completion of the Deed, the interests of Mr. He, Mr. Li and Mr. Cai Tianhong in Astoria will decrease to approximately 1.8%, 1.8% and 6.2% respectively. Ms. Zheng Xiaohua will cease to be a shareholder of Astoria after completion of the Acquisition. After completion of the Acquisition, Mr. He, Mr. Li, Mr. Cai Tianhong and Ms. Zheng Xiaohua, as chief executives or directors of certain subsidiaries of Xteam, will become connected persons of Xteam under the GEM Listing Rules. Mr. He's, Mr. Li's, Mr. Cai Tianhong's and Ms. Zheng Xiaohua's shareholding interests in Xteam, amounting to approximately 6.83% in aggregate, will not be counted as public float under the GEM Listing Rules.

As a result of the completion of the Acquisition (assuming the issue of 139,360,000 new Xteam Shares upon completion of the Snow Fair Acquisition and the Pantosoft Acquisition and the 143,000,000 outstanding share options of Xteam not being exercised), the public float of Xteam will fall to approximately 19.55% which is below the 25% minimum level required under Rule 11.23(1) of the Existing GEM Listing Rules. Certain of the Other Vendors, including Mr. Chen Daqing, Mr. Liu Jun and Mr. Yang Xiping, together with Cosmos Town, MC Capital, Fortune Leo and the existing public Xteam Shareholders will be regarded as public Xteam Shareholders upon completion of the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition. With a view to maintaining the minimum public float of Xteam, Beijing Development, the Beijing Development Directors, Xteam and the Xteam Directors will take all necessary actions to maintain the minimum required public float of Xteam upon completion of the Acquisition. It is proposed that Cosmos Vantage and/or the Other Vendors, other than Mr. Chen Daqing, Mr. Liu Jun and Mr. Yang Xiping, will place down their shareholding in the Xteam Shares to be issued to then under the Deed so that the Xteam Shares held by the public shareholders will not be less than 25% of the issued share capital of Xteam upon completion of the Acquisition. Up to the date of this announcement, no agreement has been entered into by any of Cosmos Vantage and/or the Other Vendors, other than Mr. Chen Daqing, Mr. Liu Jun and Mr. Yang Xiping, in respect of the possible placing down. Further announcement in respect of the possible placing down will be made by Xteam as and when required under the Existing GEM Listing Rules.

The Stock Exchange has indicated that should the Acquisition be completed, it will closely monitor trading in the Xteam Shares if less than 25% of the issued Xteam Shares are held by the public. If the Stock Exchange believes that a false market exists or may exist in the Xteam Shares; or there are too few Xteam Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in the Xteam Shares.

CONTINUING CONNECTED TRANSACTIONS AFTER COMPLETION OF THE ACQUISITION

The Transactions

The information technology businesses of the Beijing Development Group (including the Software Businesses) involve the design, build and implementation of computer and/or internet systems for clients. Such businesses may involve the design and development of software systems which are carried out by the Software Businesses. It is anticipated by the Beijing Development Directors that after completion of the Acquisition, certain wholly owned subsidiaries of B E Information, namely Beijing Enterprises Teletron Information Technology Co. Ltd. (北京北控電信通信息技術有限公司) and Beijing Enterprises Jetrich Technology Development Co. Ltd. (北控捷通(北京)科技發展有限公司) which are indirect subsidiaries of Beijing Enterprises and Beijing Development, will act as the main contractors with the clients in the PRC and such subsidiaries of B E Information will then sub-contract the software related part of the businesses to the companies involved in the Software Businesses, including Astoria, Wisdom Elite and the software business to be transferred to Wisdom Elite by Becom prior completion of the Deed, i.e. (the "Transactions"). The fees in respect of the Transactions will be determined with reference to the market fees charged by the Software Businesses to independent customers, not within the Xteam Group and who are not connected persons, as defined in the Existing Main Board Listing Rules, of Beijing Development and Beijing Enterprises. The Master Agreement will be entered into upon completion of the Acquisition with a view to setting out the framework and general terms of the Transactions. Assuming the Master Agreement had been entered into on 1 January 2001, the Beijing Development Directors estimate that the annual aggregate fees which would have been received by Astoria, Wisdom Elite and the software business to be transferred to Wisdom Elite by Becom in respect of the Transactions would have been HK$0.9 million, HK$23.3 million and HK$55.8 million for the years ended 31 December 2001, 2002 and 2003 respectively. The Beijing Development Directors and the Xteam Directors have confirmed that the Transactions will be carried out in (i) the ordinary and usual course of business of the Beijing Development Group and the Xteam Group respectively and (ii) on normal commercial terms.

Beijing Development and Xteam expect that the Transactions will continue in the future after completion of the Acquisition under substantially the same terms. In the past, agreements were entered into on a project by project basis. It is proposed that the Master Agreement will be entered into upon completion of the Deed to govern the terms of the Transactions. As the Transactions have been and will be conducted on normal commercial terms and the Beijing Development Group would be a major customer of the Software Businesses, the Xteam Directors believe that it is in the best interest of Xteam and the Xteam Shareholders to continue to carry out the Transactions after completion of the Acquisition.

Based on the historical amounts of the Transactions and the expectation that the market is growing, Beijing Development and Xteam propose to set the Cap Amounts to be HK$120 million, HK$150 million and HK$200 million for each of the three years ending 31 March 2005, 2006 and 2007 respectively. The Cap Amounts were determined by the Beijing Development Directors and the Xteam Directors based on (i) the historical transaction amount as described above and the relevant historical growth rates and (ii) estimated growth of the Software Businesses in particular with reference to (a) the estimated growth rates of the software markets in the PRC and (b) the

estimated growth of expenditures on e-government in the PRC, which is one of the principal markets of the Software Businesses. Xteam Directors believe that the Cap Amounts are fair and reasonable to Xteam as far as the interests of the Xteam Shareholders as a whole are concerned.

Compliance with the GEM Listing Rules

After completion of the Acquisition, Beijing Development will become a controlling shareholder of Xteam. As the aggregate annual amount of the Transactions is expected to exceed the threshold under Rule 20.34 of the Existing GEM Listing Rules, the Transactions in the future after completion of the Acquisition will constitute non-exempt continuing connected transactions for Xteam under Rule 20.35 of the Existing GEM Listing Rules and will be subject to reporting, announcement and independent shareholders' approval requirements of the Existing GEM Listing Rules including those under Rules 20.45, 20.46 and 20.47 of the Existing GEM Listing Rules as well as the following conditions:

1. The annual aggregate amount of the Transactions payable by the then Xteam Group to the then Beijing Development Group for each of the three years ending 31 March 2005, 2006 and 2007 shall not exceed the Cap Amounts (being HK$120 million, HK$150 million and HK$200 million respectively).

2. The Transactions shall be:

   (a) entered into in the ordinary and usual course of business of the Xteam Group;

   (b) on normal commercial terms or, if there is no available comparable transaction to judge whether the Transactions are on normal commercial terms, on terms no less favourable to Xteam than terms available to or from (as appropriate) independent third parties; and

   (c) conducted in accordance with the terms of the Master Agreement and the relevant agreements as entered into by the then Xteam Group from time to time in respect of the Transactions.

3. Details of the Transactions shall be disclosed in the annual reports and accounts of Xteam in accordance with Rules 20.45(1) to (5) of the Existing GEM Listing Rules.

4. The independent non-executive Xteam Directors shall review annually the Transactions and confirm in the annual reports and accounts of Xteam that:

   (a) the Transactions are executed in the ordinary and usual course of business of the then Xteam Group;

   (b) the Transactions are executed on normal commercial terms or on terms not less favourable then those given to (or obtained from, whichever is applicable) independent third parties (if there are no sufficient comparable transaction to judge whether the Transactions are executed on normal commercial terms); and

   (c) the Transactions are executed in accordance with the Master Agreement and the relevant agreements entered into by the then Xteam Group from time to time in relation to the Transactions, the terms of which are fair and reasonable and in the interests of the Xteam Shareholders as a whole.

5. The auditors of Xteam shall review annually the Transactions and confirm in writing to the board of Xteam Directors (a copy of which shall be provided to the Stock Exchange at least 10 business days prior to the bulk printing of Xteam's annual report) in respect of the following matters:

   (a) the Transactions have been approved by the board of Xteam Directors;

   (b) the Transactions are carried out in accordance with the pricing policies of the then Xteam Group;

   (c) the Transactions are executed in accordance with the Master Agreement and the relevant agreements entered into by the then Xteam Group from time to time in relation to the Transactions; and

   (d) the annual aggregate amount of the Transactions has not exceeded the relevant Cap Amount set out in paragraph 1 above.

6. Xteam and Beijing Development will undertake to the Stock Exchange to allow the auditors of Xteam sufficient access to their respective accounts and records for the purpose of facilitating the auditors of Xteam to report on the Transactions as described in paragraph 5 above.

7. Xteam will immediately notify the Stock Exchange and publish an announcement if it comes to its knowledge or has reason to believe that the independent non-executive Xteam Directors and/or the auditors of Xteam will be unable to confirm the matters set out in paragraphs 4 and 5 above. In that situation, Xteam may be required to re-comply with the reporting and announcement requirements under Rules 20.45 to 20.47 of the Existing GEM Listing Rules and the independent shareholders' approval requirement under Rule 20.35(4) of the Existing GEM Listing Rules.

Xteam proposes to seek approval from the Independent Xteam Shareholders for the Transactions and the Cap Amounts by poll at the EGM. No Xteam Shareholders are required to abstain from voting in respect of the Transactions and the Cap Amounts at the EGM under the Existing GEM Listing Rules.

GENERAL

The Sale Transaction constitutes a very substantial acquisition for Beijing Development and a connected transaction for Beijing Enterprises and Beijing Development. The Sale Transaction is subject to the approvals by the respective independent shareholders of Beijing Enterprises and Beijing Development. Mr. He, Mr. Li, Mr. and Mrs. Chung Kwok Ho have to abstain from voting at the extraordinary general meeting of Beijing Development in respect of the resolution to approve the Sale Transaction. Save for Mr. He, Mr. Li, Mr. and Mrs. Chung Kwok Ho, no other Beijing Development Shareholders are required to abstain from voting at the extraordinary general meeting of Beijing Development in respect of the resolution to approve the Sale Transaction. No shareholders of Beijing Enterprises will be required to abstain from voting in respect of the resolution to approve the Sale Transaction. Each of Beijing Enterprises and Beijing Development will convene an extraordinary general meeting to seek approval from its independent shareholders for the Sale Transaction. Each of Beijing Enterprises and Beijing Development will establish an independent board committee to advise its independent shareholders in respect of the Sale Transaction. Each of Beijing Enterprises and Beijing Development will despatch to its shareholders a circular setting out details of the Sale Transaction, the recommendation from their respective independent board committees in respect of the Sale Transaction and the advice

from the independent financial adviser to the independent board committee together with the notice of the extraordinary general meeting as soon as practicable in accordance with the requirements under the Old Main Board Listing Rules. An announcement will be made by Beijing Enterprises and Beijing Development after they have appointed their independent financial adviser for the purposes of advising their respective independent board committees in respect of the Sale Transaction.

As set out above in this announcement, the increase in the authorized share capital, the amendment of the memorandum and articles of association of Xteam and the issue and allotment of the new Xteam Shares under the Cosmos Town Agreement, the MC Capital Agreement and the Pantosoft Acquisition Agreement are subject to approval by the Xteam Shareholders by way of ordinary resolutions. The Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition, the Whitewash Waiver, the Transactions and the Cap Amounts are subject to approval by the Independent Xteam Shareholders in accordance with the Existing GEM Listing Rules (in the case of the Transactions and the Cap Amounts), the Old GEM Listing Rules (in the case of the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition) and/or the Takeovers Code. An independent board committee of Xteam will be appointed to advise the Independent Xteam Shareholders in respect of the Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition, the Whitewash Waiver, the Transactions and the Cap Amount. Somerley Limited has been appointed as the independent financial adviser to advise the independent board in respect of the Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition, the Whitewash Waiver, the Transactions and the Cap Amounts.

A circular containing, among other things, particulars relating to the Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition, the Whitewash Waiver, the Transactions and the Cap Amounts, the recommendation from the independent board committee of Xteam to the Independent Xteam Shareholders in respect of the Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition, the Whitewash Waiver, the Transactions and the Cap Amounts, the letter of advice from the independent financial adviser, Somerley Limited, to the independent board committee of Xteam and a notice convening the EGM will be despatched to the Xteam Shareholders as soon as practicable in accordance with the requirements under the Existing GEM Listing Rules and the Takeovers Code.

The board of directors of Beijing Enterprises comprises Mr. Yi Xi Qun, Mr. Zhang Honghai, Mr. Li Fu Cheng, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Bao Zong Ye, Mr. Zheng Wan He, Mr. Li Man, Mr. Li Zhong Gen and Mr. Guo Pu Jin (who are executive Beijing Enterprises Directors), and Mr. Lau Hon Chuen, Ambrose, Mr. Lee Tung Hai, Leo and Mr. Wang Xian Zhang (who are independent non-executive Beijing Enterprises Directors).

The board of directors of Beijing Development comprises Mr. Zhang Honghai, Mr. Ng Kong Fat, Brian, Mr. E Meng and Mr. Zhao Jifeng (who are executive Beijing Development Directors), and Mr. Cao Guixing and Mr. Feng Ching Yeng, Frank (who are independent non-executive Beijing Development Directors).

The board of directors of Xteam comprises Mr. Ren Yi, Mr. Yang Feng, Mr. Peng Wen Sheng, Mr. Mak To Wai and Mr. Wu Meng Jie (who are executive Xteam Directors), Mr. Ma, and Mr. Liu Jun (who are non-executive Xteam Directors), and Mr. Wang Shi Yu and Mr. Cheng Shu Wing (who are independent non-executive Xteam Directors).

Completions of the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition are conditional on the satisfaction of a number of conditions precedent. There is no assurance that all the necessary consents and approvals required to satisfy all the conditions precedent will be obtained. The release of this announcement does not in any way imply that the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition will be completed. Caution should be exercised when dealing in the Beijing Development Shares and/or the Xteam Shares.

Trading of the Xteam Shares on the GEM has been suspended at the request of Xteam with effect from 9:30 a.m. on 9 February 2004 pending the release of this announcement. Trading of the Beijing Development Shares on the Stock Exchange has been suspended at the request of Beijing Development with effect from 9:30 a.m. on 11 February 2004 pending the release of this announcement.

Applications have been made by Xteam and Beijing Development to the Stock Exchange for the resumption of the trading of the Xteam Shares and the Beijing Development Shares respectively with effect from 9:30 a.m. on 20 May 2004.

DEFINITIONS

"Acquisition"	the acquisition by Xteam of 680 shares of Astoria and 100 shares of Wisdom Elite pursuant to the Deed
"associate(s)"	has the meaning ascribed to it under the Old Main Board Listing Rules or the GEM Listing Rules, as the case may be
"Astoria"	Astoria Innovations Limited, a company incorporated in the British Virgin Islands with limited liability which is owned as to 51.0% by E-tron (a wholly-owned subsidiary of Beijing Development), 11.0% by Mr. Liu Jun, 10.1% by Mr. Cai Tianhong, 10.1% by Mr. Chen Daqing, 4.4% by Ms. Zheng Xiaohua, 2.4% by Mr. Yang Xiping, 3.0% by Mr. He, 3.0% by Mr. Li and 5.0% by Capinfo (Hong Kong) Co., Ltd.
"B E Information"	B E Information Technology Group Limited (formerly known as Cyber Vantage Group Limited), a company incorporated in the British Virgin Islands with limited liability which is owned as to 72% by Prime Technology, 20% by Cosmos Vantage, 4% by Mr. Li and 4% by Mr. He
"Becom"	Becom Software Co., Ltd. (北控軟件有限公司), a company incorporated in the PRC in which B E Information indirectly holds a 95% interest and 北京教育網絡和信息中心 (Beijing Education Network and Information Center) holds a 5% interest
"Beijing Development"	Beijing Development (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the Main Board of the Stock Exchange
"Beijing Development Director(s)"	the director(s) of Beijing Development

"Beijing Development Group"	Beijing Development and its subsidiaries
"Beijing Development Shareholder(s)"	holder(s) of the shares of HK$1.00 each in the share capital of Beijing Development
"Beijing Enterprises"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the Main Board of the Stock Exchange
"Beijing Enterprises Directors"	the directors of Beijing Enterprises
"Beijing Enterprises Shareholders"	holders of the shares of HK$0.10 each in the share capital of Beijing Enterprises
"Cap Amounts"	the maximum transaction values for the Transactions for each the three years ending 31 March 2005, 2006 and 2007 being HK$120 million, HK$150 million and HK$200 million respectively
"Consideration Shares"	the new Xteam Shares to be issued by Xteam as consideration for the Acquisition under the Deed
"Cosmos Town"	Cosmos Town Limited, a company incorporated in the British Virgin Islands with limited liability and wholly and beneficially owned by Mr. Lau Tai Hang, which owns a 22% interest in Snow Fair
"Cosmos Town Acquisition"	the proposed acquisition of a 22% interest in Snow Fair by Xteam from Cosmos Town pursuant to the Cosmos Town Agreement
"Cosmos Town Agreement"	the conditional agreement entered into between Xteam, as purchaser, and Cosmos Town, as vendor, on 10 February 2004 in respect of the sale and purchase of 22 ordinary shares of Snow Fair
"Cosmos Vantage"	Cosmos Vantage Limited, a company incorporated in the British Virgin Islands with limited liability and wholly and beneficially owned by Mr. Chung Kwok Ho, which holds a 20% interest in B E Information
"Deed"	the conditional deed entered into between Beijing Development, E-tron, the Other Vendors, B E Information, Cosmos Vantage and Prime Technology, Xteam and Upwise dated 10 February 2004 in respect of the sale and purchase of (a) 680 shares of Astoria and (b) 100 shares of Wisdom Elite
"e-education"	e-education refers to the use of electronic medium for education
"e-government"	e-government refers to the use of information and communications technologies to improve the efficiency, effectiveness, transparency and accountability of government

"EGM"	the extraordinary general meeting proposed to be held by Xteam in accordance with its articles of association for approving the Cosmos Town Acquisition, the MC Capital Acquisition, the Pantosoft Acquisition Agreement, the Acquisition, the Whitewash Waiver, the increase in the authorized share capital of Xteam, the amendment of the memorandum and articles of association of Xteam, the Transactions and the Cap Amounts
"E-tron"	E-tron Limited, a company incorporated in the British Virgin Islands with limited liability which is a wholly-owned subsidiary of Beijing Development
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any or his delegates
"Existing GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM currently in effect
"Existing Main Board Listing Rules"	the Rules Governing the Listing of Securities on the Main Board currently in effect
"Fortune Leo"	Fortune Leo Investment Limited, a company incorporated in the British Virgin Islands with limited liability, which owns a 49% interest in Pantosoft
"GEM"	the Growth Enterprise Market operated by the Stock Exchange
"Holding Announcement"	the joint announcement made by Beijing Enterprises, Beijing Development and Xteam on 29 April 2004 in respect of the Acquisition
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"Independent Xteam Shareholders"	Xteam Shareholders who (i) are independent, disinterested and not involved in the Snow Fair Acquisition, the Pantosoft Acquisition and the Acquisition and are allowed to vote in respect of each of the Snow Fair Acquisition, the Pantosoft Acquisition, the Acquisition and the Whitewash Waiver under the Old GEM Listing Rules and the Takeovers Code, or (ii) are independent and are allowed to vote in respect of the Transactions and the Cap Amounts, under the Existing GEM Listing Rules, as the case may be
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operated in parallel with GEM
"Master Agreement"	the master agreement for the transactions to be entered into between the then Beijing Development Group and the then Xteam Group upon completion of the Acquisition in respect of the Transactions

"MC Capital"	MC Capital B.V., a company incorporated in the Netherlands with limited liability, which owns a 9% interest in Snow Fair
"MC Capital Acquisition"	the proposed acquisition of a 9% interest in Snow Fair by Xteam from MC Capital pursuant to the MC Capital Agreement
"MC Capital Agreement"	the conditional agreement entered into between Xteam, as purchaser, and MC Capital, as vendor, on 10 February 2004 in respect of the sale and purchase of 9 ordinary shares of Snow Fair
"Mr. He"	Mr. He Yingkai (賀迎凱), who holds a 4% interest in B E Information
"Mr. Li"	Mr. Li Jichen (李繼成), who holds a 4% interest in B E Information
"Mr. Ma"	Mr. Ma Ming Fai Gary, the non-executive Xteam Director and the Chairman of the board of directors of Xteam
"Old GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM in effect immediately prior to 31 March 2004
"Old Main Board Listing Rules"	the Rules Governing the Listing of Securities on the Main Board in effect immediately prior to 31 March 2004
"Other Vendors"	Mr. He, Mr. Li, Mr. Cai Tianhong, Ms. Zheng Xiaohua, Mr. Chen Daqing, Mr. Liu Jun and Mr. Yang Xiping, being all the vendors under the Deed, other than E-tron and B E Information
"Pantosoft"	Pantosoft International Limited, a company incorporated in the British Virgins Islands with limited liability on 7 June 2002
"Pantosoft Acquisition"	the proposed acquisition of the remaining 49% interest in Pantosoft by Snow Fair from Fortune Leo pursuant to the Pantosoft Acquisition Agreement
"Pantosoft Acquisition Agreement"	the conditional agreement entered into between Snow Fair, as purchaser and Fortune Leo, as vendor, on 10 February 2004 in respect of the sale and purchase of 49 ordinary shares of Pantosoft
"PRC"	People's Republic of China
"Prime Technology"	Prime Technology Group Limited, a company incorporated in the British Virgin Islands with limited liability, which is a wholly-owned subsidiary of Beijing Development
"Proposed Distribution"	the proposed distribution of the Consideration Shares to which B E Information is entitled under the Deed by B E Information to its shareholders by way of distribution in specie
"Prospectus"	the prospectus of Xteam dated 30 November 2001

"Sale Transaction"	the sale of a 51% equity interests in Astoria and the entire issued share capital of Wisdom Elite by the Beijing Development Group to Xteam in the consideration of new Xteam Shares pursuant to the Deed
"SFC"	the Securities and Futures Commission
"Shanghai Pantosoft"	Shanghai Pantosoft Co., Ltd. (上海鵬達計算機系統開發有限公司), a company established in the PRC on 16 June 1996 which became a wholly foreign owned enterprise on 30 August 2002
"Snow Fair"	Snow Fair Co., Ltd., a company incorporated in the British Virgin Islands with limited liability on 17 October 2001
"Snow Fair Acquisition"	the Cosmos Town Acquisition and the MC Capital Acquisition
"Software Businesses"	the software businesses managed and operated by Astoria, together with the software business managed and operated by Wisdom Elite (including the software business to be transferred to Wisdom Elite by Becom prior to completion of the Deed)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Code on Takeovers and Mergers
"Transactions"	the continuing connected transactions between the companies involved in the Software Businesses including Astoria and Wisdom Elite and their respective subsidiaries, and B E Information and its subsidiaries which are expected to continue after completion of the Acquisition
"Upwise"	Upwise Investments Limited, a company incorporated in the British Virgin Islands which is wholly-owned by Mr. Ma
"Whitewash Waiver"	the whitewash waiver proposed to be applied for by Beijing Development and its concert parties in respect of the mandatory general offer obligation which would be triggered by Beijing Development and its concert parties upon completion of the Acquisition
"Wisdom Elite"	Wisdom Elite Holdings Limited, a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of B E Information
"Wisdom Elite Group"	Wisdom Elite and its subsidiary
"Xteam"	Xteam Software International Limited, an exempted company incorporated in the Cayman Islands with limited liability, the issued shares of which are listed on GEM
"Xteam Director(s)"	the director(s) of Xteam

"Xteam Group"	Xteam and its subsidiaries
"Xteam Shareholder(s)"	holder(s) of the Xteam Shares
"Xteam Shares"	the shares of HK$0.01 each in the capital of Xteam

By Order of the Board **Beijing Enterprises Holdings Limited**	By Order of the Board **Beijing Development (Hong Kong) Limited**	By Order of the Board **Xteam Software International Limited**
Zhang Honghai *President*	**Ng Kong Fat, Brian** *Managing Director*	**Ma Gary Ming Fai** *Director*

Hong Kong, 19 May 2004

The announcement will remain on the GEM website at http://www.hkgem.com at the "Latest company announcements" page for 7 days from the date of its publication.

The Beijing Development Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to Beijing Enterprises, the Beijing Development Group (including the Software Businesses) and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts concerning Beijing Enterprises, the Beijing Development Group (including the Software Businesses) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Xteam Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that related to Beijing Enterprises and the Beijing Development Group and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts other than that related to Beijing Enterprises and the Beijing Development Group not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in the ***(The Standard)***

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

Stock Code : 392

Appointment of Independent Non-Executive Directors

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces the appointment of Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive directors of the Company effective on 2nd July 2004.

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce that Mr. Wu Jiesi ("Mr. Wu") and Mr. Robert A. Theleen ("Mr. Theleen") have been appointed as independent non-executive directors of the Company effective on 2nd July 2004.

Mr. Wu, aged 52, holds a doctorate degree in Economics. He conducted a post-doctorate research work in theoretical economics at the Nankai University in the PRC and was conferred the professorship qualification by the Nankai University in 2001. During the period from 1984 to 1995, Mr. Wu was with the Industrial and Commercial Bank of China ("the Bank") working in a number of positions, including as the president of Shenzhen Branch of the Bank. He is the Chairman of Guangdong Yue Gang Investment Holdings Company Limited and GDH Limited, the Honorary President of Guangdong Investment Limited and Guangdong Tannery Limited and an independent non-executive director of China Insurance International Holdings Company Limited. He has extensive experience in finance and management.

Mr. Theleen, aged 58, received his bachelor degree in philosophy from Duquesne University and obtained MBA from the American School of International Management in 1980. He recently received an honorary doctorate of philosophy from Loras College in Iowa USA. Mr. Theleen is Chairman and Chief Executive Officer of ChinaVest Inc. and has extensive experience in corporate finance advisory and investment services. He is a member of the Hong Kong Forum advisory board to the Chief Executive of Hong Kong.

The Company has not entered into service contracts with Mr. Wu and Mr. Theleen. They do not have specific length of service and are subject to retirement by rotation and re-election in accordance with the bye-laws of the Company. The director fees payable to Mr. Wu and Mr. Theleen are based on their contributions to the Company and determined by the Board of Directors of the Company.

Save and except the relationship arising from their positions being independent non-executive directors of the Company, Mr. Wu and Mr. Theleen do not have any relationship with any directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Wu and Mr. Theleen have no any personal interests in the securities (as defined under Part XV of Securities & Future Ordinance) of the Company.

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Guo Ying Ming; Liu Kai; Bao Zong Ye; Zheng Wan He; Li Man; Li Zhong Gen; Guo Pu Jin

Independent Non-Executive Directors:
Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, July 2, 2004

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

Stock Code : 392

Changes in Directorship

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces the resignation of Mr. Wei En Hong and Mr. Bi Yu Xi as executive directors of the Company and the appointment of Mr. Guo Pu Jin as executive director of the Company effective on 28th April 2004.

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces that Mr. Wei En Hong and Mr. Bi Yu Xi resigned as executive directors of the Company effective on April 28, 2004 as they reach the retirement age. The Company confirmed that there is no other matter that needs to be brought to the attention of holders of securities of the Company in relation to their resignation. The Board of Directors takes this opportunity to express our appreciation for their valuable contribution to the Company.

Meanwhile, the Company is pleased to announce the appointment of Mr. Guo Pu Jin as its executive director effective on 28th April 2004. Mr. Guo, aged 50, obtained degree from Capital Normal University in 1976 and later completed his post-graduate studies at Capital Trade and Economics University. He is presently the Chairman of Beijing Capital Expressway Development Company Limited and has many years governmental experience in supervising and managing corporations in Beijing. There are no service contract and specific length of service between the Company and Mr. Guo. His annual emoluments payable by one lump sum shall be HK$80,000 determined on the basis of annual performance of the Company (subject to review by the Board of Directors).

Save and except the relationship arising from his position being an executive director of the Company, Mr. Guo does not has any relationship with any directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Guo has no any personal interests in the securities (as defined under Part XV of Securities & Future Ordinance) of the Company.

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Yi Xiqun; Zhang Honghai; Li Fu Cheng; Guo Yingming; Liu Kai; Bao Zong Ye; Zheng Wan He; Li Man; Li Zhong Gen; Guo Pu Jin
Independent Non-Executive Directors:
Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang

This announcement is issued at the request of the Stock Exchange of Hong Kong Limited.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, April 29, 2004

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code : 392)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Ballroom C, Level 5, The Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 18 June 2004 at 2:30 p.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2003;

2. To declare a final dividend;

3. To elect Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To appoint Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

(b) the total nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held.";

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"THAT

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company

in issue on the date of passing of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held.";

7. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** the general mandate granted to the Directors of the Company pursuant to resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares since the granting of such general mandate referred to the above resolution 5, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution"; and

8. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as a special resolution:

"**THAT** the existing Articles of Association of the Company be and are hereby amended in the following manner:–

(a) By deleting the words "Section 2 of the Securities and Futures (Clearing Houses) Ordinance" from the definition of "Clearing House" in Article 2 and substituting therefor the words "Part 1 of Schedule 1 of the Securities and Futures Ordinance

(Chapter 571 of the laws of Hong Kong) and any amendments thereto for the time being in force";

(b) By adding the following paragraph immediately after the definition of "writing" or "printing" in Article 2:

""associate" in relation to any Director shall have the same meaning as defined in the rules for the time being governing the listing of securities on The Stock Exchange of Hong Kong Limited;";

(c) By adding the following new paragraph immediately after the existing Article 85 (B) as Article 85(C):

"(C) Where any member is, under the rules for the time being governing the listing of securities on The Stock Exchange of Hong Kong Limited, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(d) By deleting the existing Article 104(B)(ii) in its entirety and substituting therefor the following:

"(ii) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associate(s) is to his knowledge materially interested, and if he shall do so his vote shall not be counted and he shall not be counted in the quorum of such resolution of the Board but this prohibition shall not apply to any resolution of the Board on approving any contract, arrangement or other proposal for or concerning:–

(a) the giving of any security or indemnity either:–

(I) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(II) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(b) an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer; and/or

(c) any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or employee or shareholder or in which the director or his associate(s) is/are beneficially interested in shares or securities of that company, provided that the Director, and any of his associates are, not in aggregate beneficially interested in 5% or more of the issued shares or securities of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights attached to such issued shares or securities (excluding for the purpose of calculating such 5% interest any indirect interest of such Director or his associates by virtue of an interest of the Company in such company); and/or

(d) the benefit of employees of the Company or any of its subsidiaries including:–

(I) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(II) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s) as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(e) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company."; and

(e) By deleting the existing Article 109 in its entirely and substituting therefor the following:

"109. No person other than a Director retiring at the meeting shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting unless a notice in writing of the intention to propose such person for election as a Director, signed by a Member (other than the person to be proposed for election as a Director) duly qualified to attend and vote at the meeting for which such notice is given, and a notice in writing signed by such person of his willingness to be elected shall have been given to the Company. The minimum length of the period during which such notices are given shall be at least seven days and the period for lodgement of such notices shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven days prior to the date of such general meeting.".".

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 29 April 2004

Notes:

1. The Register of Members will be closed from Tuesday, 15 June 2004 to Friday, 18 June 2004 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31 December 2003 and for attending the Annual General Meeting, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Monday, 14 June 2004.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.

Please also refer to the published version of this announcement in The Standard.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

北京控股有限公司 BEIJING ENTERPRISES HOLDINGS LIMITED	北京發展（香港）有限公司 **Beijing Development (Hong Kong) Limited**	**Xteam Software International Limited**
(incorporated in Hong Kong with limited liability)	*(incorporated in Hong Kong with limited liability)*	*(incorporated in the Cayman Islands with limited liability)*
Stock code: 392	**Stock code: 154**	**Stock code: 8178**

ANNOUNCEMENT

The BD Subsidiaries and the Other Vendors entered into the Deed with Xteam on 10 February 2004 pursuant to which the BD Subsidiaries and the Other Vendors have agreed to sell their interests in the Software Businesses to Xteam in consideration for the issue of new shares by Xteam to the BD Subsidiaries and the Other Vendors. Based on the present shareholding structure of Xteam, the shares of Xteam which may be issued to the BD Subsidiaries under the Deed represent approximately 56.29% of the enlarged issued share capital of Xteam. Beijing Enterprises and Beijing Development believe that the proposed sale of the BD Subsidiaries' interests in the Software Businesses under the Deed would constitute a connected transaction for Beijing Enterprises and a notifiable and connected transaction for Beijing Development under the Main Board Listing Rules. Xteam believes that the acquisition of the Software Businesses under the Deed would constitute a major and connected transaction for Xteam under the GEM Listing Rules. The Listing Division has ruled that the transaction under the Deed constitutes a reverse takeover for Xteam under the GEM Listing Rules and a spin-off for Beijing Development under the Main Board Listing Rules. This is in addition to the requirements for notifiable transactions under Chapter 14 of the Main Board Listing Rules. Beijing Development and Xteam have applied for such rulings to be reviewed by the Main Board Listing Committee of the Stock Exchange under the Main Board Listing Rules and by the GEM Listing Committee of the Stock Exchange under the GEM Listing Rules. The Listing Committees heard such review application on 27 April 2004. Up to the date of this announcement, Beijing Development and Xteam have not yet received the decision from the Listing Committees. It is uncertain whether the transactions under the Deed will be able to proceed or not. In the meantime, trading of the shares of Beijing Development and Xteam will continue to be suspended.

The respective board of directors of Beijing Development (Hong Kong) Limited ("Beijing Development") and Xteam Software International Limited ("Xteam") would like to announce that certain subsidiaries of Beijing Development (the "BD Subsidiaries") and certain other persons (the "Other Vendors") entered into a deed with Xteam on 10 February 2004 (the "Deed").

Pursuant to the Deed, the BD Subsidiaries have agreed to transfer all their respective interests in the software businesses of Beijing Development (the "Software Businesses") to Xteam in consideration for the issue of new shares by Xteam to the BD Subsidiaries and the Other Vendors representing, in aggregate, 75% of the enlarged issued share capital of Xteam (on a fully diluted

basis). Based on the present shareholding structure of Xteam, the shares of Xteam which may be issued to the BD Subsidiaries under the Deed represent approximately 56.29% of the enlarged issued share capital of Xteam. The BD Subsidiaries and the Other Vendors plan to apply to the Securities and Futures Commission for a whitewash waiver in respect of the mandatory general offer obligation which may be triggered as a result of the possible transactions under the Deed pursuant to Rule 26 of the Code on Takeovers and Mergers.

Beijing Enterprises Holdings Limited ("Beijing Enterprises") owns approximately 55.81% of the issued share capital of Beijing Development. Beijing Enterprises and Beijing Development believe that the proposed sale of the BD Subsidiaries' interests in the Software Businesses under the Deed would constitute a connected transaction for Beijing Enterprises and a notifiable and connected transaction for Beijing Development under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Main Board Listing Rules").

Xteam believes that the acquisition of the Software Businesses under the Deed would constitute a major and connected transaction for Xteam under the Rules Governing the Listing of Securities on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules").

The Listing Division of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has ruled that the transactions under the Deed constitute a reverse takeover for Xteam under the GEM Listing Rules and a spin-off for Beijing Development under the Main Board Listing Rules. This is in addition to the requirements for notifiable transactions under Chapter 14 of the Main Board Listing Rules. Beijing Development and Xteam have applied for such rulings to be reviewed by the Main Board Listing Committee of the Stock Exchange under the Main Board Listing Rules and by the GEM Listing Committee of the Stock Exchange under the GEM Listing Rules. The Main Board Listing Committee and the GEM Listing Committee (together the "Listing Committees") heard such review application on 27 April 2004. Up to the date of this announcement, Beijing Development and Xteam have not yet received the decision from the Listing Committees. It is uncertain whether the transactions under the Deed will be able to proceed or not.

The board of directors of Xteam would also like to announce that it entered into three other conditional agreements on 10 February 2004 (the "Other Xteam Agreements") for the acquisitions of equity interests in certain of its non-wholly owned subsidiaries from the relevant minority shareholders. Xteam understands that the possible transactions under the Other Xteam Agreements would constitute major transactions for Xteam under the GEM Listing Rules.

Trading of the shares of Xteam has been suspended since 9 February 2004 and the trading of the shares of Beijing Development has been suspended since 11 February 2004. Further announcement in respect of the possible transactions under the Deed and/or the Other Xteam Agreements will be made by Beijing Enterprises, Beijing Development and/or Xteam as and when appropriate. In the meantime, trading of the shares of Beijing Development and Xteam will continue to be suspended.

Beijing Enterprises is a company listed on the Main Board of the Stock Exchange. The board of directors of Beijing Enterprises comprises Mr. Yi Xi Qun, Mr. Zhang Honghai, Mr. Li Fu Cheng, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Bao Zong Ye, Mr. Zheng Wan He, Mr. Li Man, Mr. Li Zhong Gen and Mr. Guo Pu Jin (who are executive directors) and Mr. Lau Hon Chuen, Ambrose, Mr. Lee Tung Hai, Leo and Mr. Wang Xian Zhang (who are independent non-executive directors).

Beijing Development is a company listed on the Main Board of the Stock Exchange. The board of directors of Beijing Development comprises Mr. Zhang Honghai, Mr. Ng Kong Fat, Brian, Mr. E Meng and Mr. Zhao Jifeng (who are executive directors) and Mr. Cao Guixing and Mr. Feng Ching Yeng, Frank (who are independent non-executive directors).

Xteam is a company listed on GEM. The board of directors of Xteam comprises Mr. Ren Yi, Mr. Yang Feng, Mr. Peng Wen Sheng, Mr. Mak To Wai and Mr. Wu Meng Jie (who are executive directors), Mr. Ma Gary Ming Fai and Mr. Liu Jun (who are non-executive directors) and Mr. Wang Shi Yu and Mr. Cheng Shu Wing (who are independent non-executive directors).

By Order of the Board	By Order of the Board	By Order of the Board
Beijing Enterprises Holdings Limited	**Beijing Development (Hong Kong) Limited**	**Xteam Software International Limited**
Zhang Honghai,	**Ng Kong Fat, Brian**	**Ma Gary Ming Fai**
President	*Managing Director*	*Non-executive Chairman*

Hong Kong, 29 April 2004

The announcement will remain on the GEM website at http://www.hkgem.com at the "Latest company announcements" page for 7 days from the date of its publication.

The directors of Beijing Enterprises jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to Beijing Enterprises and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts concerning Beijing Enterprises not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Beijing Development and severally accept full responsibility for the accuracy of the information contained in this announcement relating to the Beijing Development and its subsidiaries (the "Beijing Development Group") (including the Software Businesses) and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts concerning the Beijing Development Group (including the Software Businesses) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Xteam jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that related to Beijing Enterprises and the Beijing Development Group and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts other than that related to Beijing Enterprises and the Beijing Development Group not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in the ***(The Standard)***